3.0

06014796

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chitaly Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 0 3 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34829   FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/3/06

RECEIVED
2006 JUN 20 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-05

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)







Annual Report 2005

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Executive Director
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Mr. Ma Gary Ming Fai

Independent Non-Executive Director
Dr. Donald H. Straszheim
Mr. Chang Chu Fai Johnson Francis
Mr. Yau Chung Hong

AUDIT COMMITTEE

Dr. Donald H. Straszheim
Mr. Chang Chu Fai Johnson Francis
Mr. Yau Chung Hong

COMPANY SECRETARY

Mr. Chan Wing Kit, AHKSA

AUDITORS

Ernst & Young

SOLICITORS

Mallesons Stephen Jaques

PRINCIPAL BANKERS

ICBC (Asia), Bank of China

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Tengis Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Wanchai
Hong Kong

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Room 204, 2/F
Wing On Plaza
62 Mody Road
Tsim Sha Tsui East
Kowloon, Hong Kong

FINANCIAL RELATIONS CONSULTANT

Strategic Financial Relations Limited

STOCK CODE

1198

Turnover

(HK$'000)


450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
03
04
05

Profit Attributable to Shareholders

(HK$'000)


120,000
100,000
80,000
60,000
40,000
20,000
0
03
04
05

Net Profit Margin

(%)


30
20
10
0
03
04
05

Dear Shareholders,

Compared with the previous years, 2005 was a challenging year for the furniture industry in China. The Chinese Government put forward the macroeconomic measures in the first half of 2005 to combat the overheated speculation, posing adverse effects on the market sentiment, especially between April and June. The effect of the government measure became apparent in the second half of the year hurting our results. Sales were up about by HK$10 million to HK$413.3 million this year. Net profit was HK$78.2 million (2004:HK$108.0 million). The drop in profit was a result of several main factors including higher manufacturing costs, higher advertising and promotional spending and increase in salaries and allowances.

Despite the current year's set backs, we will continue to concentrate on the two critical aspects of our business fundamental to Chitaly's success.

We are committed to building the "Royal" brand. We were one of the pioneers in the China furniture industry to appoint celebrity as spokesperson to conduct nationwide promotions. The past year was the third year of featuring Ms. Rosmund Kwan as our official spokesperson on television and in the printed media. The images of our "Royal", "Knight" and "Simplified" brands are becoming more deeply planted among the public. This has become a key edge that distinguishes us from the thousands of players in the market and has secured a strong customer base for the Group. We believe we are among the top furniture brands in China.

We are committed to our franchisees and our franchisee system. Our business potential and the first-mover advantages in the China market have strong attraction to franchisees, and for us leveraging franchisees' investment and management of outlets has allowed us to attain rapid network expansion. This system spared us from having to supervise the daily operation of hundreds of outlets, hence, we can focus on strategic planning, R&D and manufacture to speed up business growth. We believe our furniture distribution network is amongst the largest in China, with the number of our outlets reaching above 1,000 this year. Thanks to the extensive distribution network, the negative impact brought by the macroeconomic measures in Eastern China was moderated by the operations in other regions, which helped much to minimize the loss induced.

The tough market environment in 2005 sparked consolidation of the industry and presented us the opportunity to strengthen our operational foundation.

Looking ahead, the operational environment will continue to be challenging. The minimum wages in the area where the Group's production takes place is expected to increase by 20% in year 2006, which may put pressure on wages of the Group. In addition, to meet consumers' growing demand for choices, the Group sees the need to enrich product models. The costs involved and price pressure on raw materials are likely to add to pressure on production costs. The difficult operational environment in 2005 has accelerated the consolidation of the China furniture industry. Smaller industry players and inferior products are under pressure and many of them will be ousted from the market eventually. Demonstrating resilience in the tough operating environment, we believe we have a solid foundation on which to enlarge our market share and further strengthen our leading position. On top of developing quality products with unique designs and proliferating our distribution network, we are reinforcing our commitment in brand building and marketing through various channels to obtain more exposure and recognition in the market. Construction of phase one of the new plant in Guangzhou was also completed in the first quarter of 2006, which can boost our total production capacity by 20%. We believe that with a solid foundation, we are well positioned to capture any emerging opportunities and to enjoy fruitful returns after the market consolidation.

In the long run, we hold a prudently optimistic view on the furniture industry in China. According to an industry report published by China Investment Consulting in March 2006, every year infrastructure projects in China cover around 1.2 billion square meters, in which 500 million square meters are for construction of residential properties. If each household on average occupies 100 square meters, the residential properties are enough for five million households, representing the great potential of the furniture industry. Benefited from the growing GDP in China, more people become affluent and pursue improvement in living standard. The population of the middle class in China is flourishing, posing strong demand for quality furniture in the medium to high-end market. These favourable factors project an encouraging background for our business growth and we are confident of our prospects in future.

APPRECIATION

On behalf of the Board, I would like to thank all our shareholders, business partners and customers for their continuous support during the year. I would also like to extend my gratitude to the management team and staff for their commitment and contribution to the Group. Their dedicated attitude has contributed to our satisfactory results in the difficult environment and will facilitate our prosperous development in future.

Tse Kam Pang
Chairman
Hong Kong, 26 April 2006

DIVIDEND

The Board of Directors recommends a payment of a final dividend of HK5.5 cents per share for the year ended 31 December 2005. Together with the interim dividend of HK9.5 cents per share, the total dividend for the year ended 31 December 2005 is HK15.0 cents per share. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 29 May 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 26 May 2006.

Currently, the Directors anticipate that the dividend payout ratio will be maintained approximately 50% of the Group's distributable profit of the relevant financial year. However, the actual payout ratio in a financial year will be determined at the Directors' full discretion, after taking into account, among other considerations, availability of investment and acquisition opportunities.

FINANCIAL REVIEW

Chitaly managed to enjoy business growth despite the unfavourable environment brought by the Chinese Government's macroeconomic austerity measures and fewer new weds during the year under review. Turnover demonstrated a mild increase from HK$403.8 million last year to HK$413.3 million this year. The oil price surged to near US$70 per barrel from under US$45 per barrel and pushed up material costs. Nevertheless, the Group maintained its gross profit at HK$139.0 million (2004: HK$150.7 million) and a gross margin of 33.6%. The Group's retail sales for the year was about HK$43.7 million and had a gross margin of 59.9%. The gross margin of wholesales to franchisees decreased to 30.5% (2004: 37.3%). This was a result of the drop in selling price and the increase in manufacturing costs.

Net profit was HK$78.2 million (2004: HK$108.0 million). The drop in profit is as a result of several main factors: the decreased gross margin of wholesales by 6.8% from 37.3% to 30.5%, increased in promotion and advertising costs by approximately HK$12 million, and increased salary and allowances by about HK$6 million. In addition, operating retail outlets boosted selling and distribution expenses by about HK$21.8 million. Having incurred increased selling and distribution expenses, the retail operation recorded a net loss of about HK$0.7 million. Tax expenses were substantially decreased because of adjustment in respect of overprovision of taxation in prior years.

BUSINESS REVIEW

Distinguished Brand Building Strategies

Riding on the Group's strategy on profile enhancement of its renowned brands "Royal", "Knight" and "Simplified" in the medium to high-end home furniture markets in China, the Group was able to maintain a satisfactory performance under the unfavorable backdrop of the industry. Over the years, these brands have been well received and deeply rooted among the consumers via a wide range of promotions such as printed media, billboards and television featuring our spokesperson Ms. Rosmund Kwan.

On top of the brand building campaign, the Group opened its first "Royal" furniture flagship store in Beijing to further strengthen its reputation and leading position in the high-end furniture market. The 30,000 square-feet, 5-storey flagship store showcases the six major series of the Group's modern romantic furniture and over a thousand pieces of branded products. This spacious and comfortable furniture shopping place with superior products and services has set a new benchmark for the furniture market in Beijing at senses as a model for our franchise stores.

Network Extension

Covering 29 provinces and municipalities in China, the extensive distribution network of the Group achieved over 1,000 specialty outlets in 2005. The Group also retrieved franchise rights in Shanghai and Shenzhen during the year and put those outlets under its direct supervision. These retail outlets also served as models for other franchisees throughout China. Beyond the nationwide distribution network in China, the Group extended its franchise system to Indonesia, Philippines and the United Arab Emirates, and a licensing agreement was forged with a distributor in Spain.

Product Expansion

Consumers are increasingly demanding for more choices. A few years back, we offered relatively limited selections to the market. This year, the Group marketed several series of home furniture, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy", "Sabili", "New focus" and "Simplified", and the Group also launched a new product line of "愛子成龍" for children and "City Living" for young starter homes. To diversify its product range, the Group launched a healthcare product line, including a massage chair under the "Royal" brand. This new electronic healthcare furniture was well received in the market.

Design Capacity

Devoted to offering unique and innovative designs and superior quality products, the Group's products were accredited with "*CQC Environmental Product Certification*" by the China Quality Certification Center, which is an independent and specialized certification body authorized by governmental departments. Moreover, the Group won a prestigious acclaims of "*Top Ten Renowned Furniture Brands*" named by the People's Daily, the China Enterprise Culture Improvement Association and the China Industrial Design Association. These accolades demonstrated the Group's continuous efforts in production design and innovation as well as its commitment to customer service.

As a move to nurture and encourage designers of the new generation and to enhance its design capability, Chitaly held furniture exhibitions in 2005 – the "First National Quality Furniture Design Winning Entries Exhibition" in Beijing, displaying the outstanding original works of designers.

Investment in Production Facility

In order to meet the demand of consumers, more product lines which are narrowly focused are needed. The Group expanded its production facility by construction of a new production plant in Guangzhou. The first phase of the construction work was completed in the first quarter in 2006. When this phase is in full operation, the Group's total capacity will be increased by 20%.

Construction of the entire plant is scheduled for completion in three to five years. Upon completion, the Group's total production capacity will be boosted by 150%. With the existing Dongguan factory and the new Guangzhou plant, the Group will have adequate capacity to meet the expected demand in 2006.

Other Revenues

During the year, the Group secured other revenues by providing sourcing service on auxiliary furniture and accessories for the franchisees. Benefited from bulk purchase of sourcing items, such as mattress and sofa from its suppliers, the Group enjoyed better sourcing prices in the market. In addition, sourcing furniture and accessories had helped the Group to enrich product mix to its furniture. Furthermore, the Group can highlight its position as a close business partner of its franchisees thereby fortifying the relationship with them, and also ensuring all the specialty outlets share the consistency of image by providing sourcing services.

PROSPECTS

2005 was a difficult year for the industry and as well as for Chitaly. It was a year of set backs and consolidation for the Company. Taking the opportunity of slower growth in the industry, the Company took steps to consolidate and restructure some of its operating units to fortify its foundation for future development.

Looking ahead, Chitaly will continue to strengthen its leading position in the medium to high-end home furniture markets with a thorough plan to explore opportunities on distribution network expansion. We are cautiously optimistic to the prospect of the the furniture industry with anticipation that the increasing proportion of middle to affluent class in China will be the Group's major growth driver in the future.

To enhance the competitive strength, the Group will continue to actively participate in various international furniture exhibitions and furniture design competitions. In the coming year, the Group will launch a new product line targeting the high-end market including solid wood and veneer furniture. We believe, through our innovative and diversified brand series open to customers' new concepts of modern and stylish living, our products will attract more customers with different styles and tastes. Seeing the successful launch of electronic healthcare furniture in 2005, we will continue our active plan to look for additional product lines to expand the scope of our core products.

During 2005, the Group raised HK$97.4 million through a new issuance of shares with the purpose of financing new acquisitions or internal expansion. Since the acquisition did not materialize, HK$29 million was spent on the Group's production facilities and HK$24.2 million has been for share repurchase. The remaining amount will be used for expansion of the Group's production facilities and distribution network to achieve further organic growth in the coming years.

Positioned as one of the leading furniture brands in China, the Group will continue to further strengthen its brand reputation and enhance its product presence. Through the Group's marketing strategies, superior design capabilities, high brand reputation, quality products and extensive distribution network, the Group is ready to capitalize on the future business opportunities in the enormous and rapidly growing PRC market.

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2005, except for certain deviations from the Code Provisions in respect of Code Provisions A.1.1, A.2.1, A.4.1 and A.4.2. Details of which will be explained below:

CODE PROVISION A.1.1

Code A.1.1 stipulates that regular Board meetings should be held at least four times a year at approximately quarterly intervals.

During the year ended 31 December 2005, the Board met three times for approving the final results for the year ended 31 December 2004, interim results for the period ended 30 June 2005 and reviewing management accounts of the 3rd quarter ended 30 September 2005.

The reasons for the Company to hold only three regular Board meetings are that the business operations were under the management and supervision of the executive directors of the Company, who had from time to time held meetings to resolve all materials business or management issues. As a result, three regular Board meetings were held in 2005.

The Company has scheduled to hold four Board meetings to comply with Code in 2006.

CODE PROVISION A.2.1

This Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Prior to 27 August 2005, Mr. Tse Kam Pang was both the Chairman and Chief Executive Officer of the Company.

On 27 August 2005, Mr. Tse Kam Pang resigned as Chief Executive Officer of the Company in order to segregate the duties of the Chairman of the Board from those of the Chief Executive officer. Mr. Tse will remain as Chairman and Executive Director of the Company. Mr. Ma Gary Ming Fai, an Executive Director of the Company, was appointed as Chief Executive Officer of the Company on the same date.

CODE PROVISION A.4.1 AND A.4.2

Code A.4.1 stipulates that non-executive directors should be appointed for a specific term and subject to re-election.

The term of office for non-executive directors are the same as for all directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for re-election in accordance with the provisions of the Company's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the directors for the time being or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation.

As from the CG Code coming into effect, the Company has taken action to follow Code A.4.2 to ensure that every director retires by rotation at least once every three years. Two out of six of the directors retired by rotation and were re-elected at last annual general meeting held on 11 May 2005. All non-executive directors will be appointed for a specified term after the Annual General Meeting scheduled to take place on 26 May 2006 and subject to re-election.

The Key corporate governance principles of the Company are summarized as follows:

THE BOARD

Responsibilities

The Board provides leadership, approves policies, reviews and monitors the business performance of the Group, approving major funding and investment proposals, as well as approves the financial statements of the Group.

Day-to-day management, administration and operation of the Company are delegated to the Chief Executive Officer and senior management.

BOARD COMPOSITION

As of 31 December 2005, the Board of the Company comprised six Directors as below.

Executive Directors:
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi *(Vice-Chairman)*
Mr. Ma Gary Ming Fai *(Chief Executive Officer)*

Independent Non-Executive Directors:
Dr. Donald H. Straszheim
Mr Chang Chu Fai Johnson Francis
Mr. Yau Chung Hong

The biographical details of Directors are disclosed in the appropriate sections in the Annual Report.

The Board met three times in 2005. Details of the Directors' attendance record in the year are as follows:

Directors	**Attendance**
Mr. Tse Kam Pang	3/3
Mr. Lam Toi	0/3
Mr. Ma Gary Ming Fai	3/3
Dr. Donald H. Straszheim	3/3
Mr Chang Chu Fai Johnson Francis	2/2 *
Mr. Yau Chung Hong	3/3

* Mr. Chang was appointed on 1 July 2005.

Board members are provided with complete, adequate and timely information to allow them to fulfill their duties properly. In compliance with Code provision A1.3 of the CG Code, at least 14 days notice have been given for a regular Board meeting to give all directors an opportunity to attend. Notice, agenda and board papers of regular Board meeting are sent to all Directors within reasonable time prior to the meetings. None of the members of the Board has any relationship (including financial, business, family or other material or relevant relationships) between each other.

BOARD COMMITTEES

As an integral part of good corporate governance, the Board has established the following Board Committees to oversee particular aspects of the Company's affairs. All committees are provided with sufficient resources to discharge their duties.

REMUNERATION COMMITTEE

The Company has set up a Remuneration Committee in accordance with the relevant requirements of the Code on 27 August 2005. The Committee is chaired by Mr. Chang Chu Fai Johnson Francis, and comprising two other members, namely Dr. Donald H.Straszheim and Mr. Yau Chung Hong. All the members of the Committee are independent non-executive directors of the Company. The principal responsibilities of the Remuneration Committee include formulating a remuneration policy that guides the employment of senior personnel, recommending to the Board the remuneration of members of the Board who are non-executive Directors, determining the remuneration packages of the members of the Board who are executive Directors and reviewing and approving performance-based remuneration by reference to the Company's goals, objectives and market practices.

In 2005, the Remuneration Committee held one meeting; the Committee performed the following work during the period under review,

- Reviewed and approved the medical scheme.
- Reviewed and approved the remuneration packages of the CEO.
- Reviewed and approved the insurance policy.

All members of the Committee attended the meeting.

NOMINATION COMMITTEE

The Company did not have a Nomination Committee. The candidates for directorship during the year were selected by the senior management of the Company subject to review and approval of the Board. The criteria adopted by the Board in selecting and approving candidates for directorship are based on whether the candidate is appropriate in terms of experience and the potential contribution to the Group associated with the candidate's appointment. During the year, the Board has appointed Mr. Yau Chung Hong and Mr. Chang Chu Fai Johnson Francis as an independent non-executive Director on each occasion by the full Board of Directors.

AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive Directors namely Dr. Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong, who is the chairman of the Audit Committee.

The main duties of the Audit Committee include the following:

- To monitor the integrity of the annual and interim reports as well as to review significant financial reporting judgments before submission to the Board and to report to the Board.

- To review the relationship with the External auditor.

- To review the adequacy and effectiveness of the Company's financial reporting system, internal control system and risk management system and associated procedures.

There were two meetings of the Audit Committee during 2005. Details of the members' attendance record in the year are as follows:

Directors	**Attendance**
Dr. Donald H. Straszheim	2/2
Mr. Chang Chu Fai Johnson Francis	1/1 *
Mr. Yau Chung Hong	2/2

* Mr. Chang was appointed on 1 July 2005.

During 2005, the Committee reviewed the financial results of the Group for the year ended 31 December, 2004 and the interim results for the six months ended 30 June, 2005 before they were submitted to the Board for approval. The Committee also reviewed the effects of the new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, which became effective for accounting periods beginning on 1 January, 2005.

The Committee met with the external auditors to discuss the results of their audit for the year ended 31 December 2004. The Committee approved the auditor's remuneration and carried out assessment of their independence.

During 2005, there was no disagreement between the Board and Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee has been provided with sufficient resources to discharge its duties.

MODEL CODE FOR SECURITIES TRANSACTION BY DIRECTORS

The Company has adopted for compliance by the directors and relevant employees the code of conduct for dealings in securities of the Company as set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules on 27 August 2005. The Company, having made specific enquiry, confirms that members of the Board complied throughout the year with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

AUDITORS' REMUNERATION

The Company engages Ernst & Young as its External Auditor. An analysis of remuneration in respect of audit and non-audit services provided by the external auditors is included in the Notes to the Accounts in the Annual Report.

DIRECTORS' RESPONSIBILITY FOR THE ACCOUNTS

The Directors acknowledge their responsibility for the preparation of the accounts of the Group and ensure that the accounts are in accordance with statutory requirements and applicable accounting standards. The accounts are prepared on a going concern basis, the members of the Board have selected appropriate accounting policies and apart from those new and amended accounting policies disclosed in the notes to the accounts ended 31 December 2005, have applied them consistently with previous financial periods. The statement of our Auditors about their responsibility on the accounts is included in the Report of Auditors.

In support of the above, the accounts presented to the Board have been reviewed by the Executive Directors. For the annual reports and accounts, the Finance Division is responsible for clearing them with the External Auditor and then the Audit Committee. In addition, all new accounting standards and requirements adopted by the Group have been discussed and approved at the Audit Committee.

INTERNAL CONTROLS

Though Code Provision C.2.1 and disclosure requirement under the Listing Rules in relation to internal controls are only effective for the accounting period commenced on or after 1 July 2005, the Board would like to disclose the following details of the internal control of the Company:

The internal audit department, which is independent of the Company's daily operations and accounting functions, is responsible for establishing the Group's internal control framework, covering all material controls including financial, operational and compliance controls. The internal control framework also provides for identification and management of risk.

The internal audit department also formulates the internal audit plan and procedures, conducts periodic independent reviews on the operations of individual divisions to identify any irregularities and risks, develops action plans and recommendations to address the identified risks, and reports to the management on any key findings and progress of the internal audit process.

During the year, the Audit Committee discussed and reviewed the internal control matters and system of the Group with senior management of the Company and the external auditors.

COMMUNICATION WITH SHAREHOLDERS

The Company's Annual General Meeting ("AGM") is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to question Directors about the Company's performance. The Chairman of the Company was present at the 2005 AGM.

Registered shareholders are notified by post of the AGM. Any registered shareholder is entitled to attend and vote at the AGM, provided that his/ her/ its shares have been fully paid up and recorded in the register of the members of the Company.

Shareholders or investors can make enquiries or proposals to the Company by putting their enquiries or proposals to the Company through the contact details listed under the section headed "Investor Relations".

INVESTOR RELATIONS

The Company regards the communication with institutional investors as an important means to enhance the transparency of the Company and to collect views and feedback from institutional investors. In the year under review, the Directors and senior management of the Company participated in numerous of road shows covering America, UK and Asia (China and Singapore). The Company also communicates with investors through press conferences, news release, and answering enquiries from media.

Shareholders, investors and interest parties can make enquiries to the Company through the following means:

By e-mail:	info@chitaly.com.hk
Telephone number:	(852) 2636-6648
By post:	Room 204, 2/F Wing On Plaza 62 Mody Road Tsim Sha Tsui, Kowloon Hong Kong
Attention:	Public Relationship

DIRECTORS

Executive Directors

Mr. TSE Kam Pang, aged 51, is the chairman of the Company. He founded the Group in 1997 and is responsible for the overall strategic planning and formulation of corporate policies of the Group. Prior to the founding of the Group, Mr. Tse previously held the position of the Deputy Managing Director in a public listed company in Hong Kong. Mr. Tse has over 16 years of experience in the international trade and China trade business. Mr. Tse is also a fellow member of the Hong Kong Society of Accountants.

Mr. LAM Toi, aged 43, is the deputy chairman and chief executive officer of the Company and co-founder of the Group. Mr. Lam is responsible for overall strategic planning, sales and distribution operations as well as business and product development of the Group. Before founding the Group, Mr. Lam has over 18 years of experience in China trade and furniture business. Mr. Lam is presently the vice-chairman of the Guangzhou Furniture Association, and executive director of the China Furniture Association, a committee member of International Furniture and Decoration (Hong Kong) Association, permanent president of Hong Kong Furniture and Decoration Trade Association Limited and a visiting professor of Furniture Design at (中南林學院建築工程學院).

Mr. MA Gary Ming Fai, aged 42, is the founder or early investor in a number of technology projects both in the PRC and Hong Kong, is a member of the Institute of Chartered Accountants of Ontario in Canada and has worked for several years with an international accounting firm. Mr. Ma received his bachelor of commerce degree from the University of Calgary, Canada in 1985.

Independent non-executive Directors

Dr. Donald H. Straszheim, aged 64, is the founder and the principal of Straszheim Global Advisors, an independent research firm, and also Vice Chairman of Milken Institute. He holds a B.S., M.S. and Ph.D. from Purdue University. From 1985 to 1997, Dr. Straszheim was the Chief Economist of Merrill Lynch and Co. ("Merrill Lynch"), and guided its world-wide economic research effort. Located in New York, he was Merrill Lynch's chief economic spokesman, and the architect of its global economic viewpoint. He was voted ten consecutive years to Institutional Investor's All-Star Team (equity or fixed income).

Mr. Chang Chu Fai Johnson Francis, aged 50, is a registered person under the Securities and Futures Ordinance ("SFO"). Since 2000, Mr. Chang has been the managing director of Ceres Capital Limited, a licensed corporation under the SFO engaged in the provision of corporate finance advisory services. Mr. Chang has over 28 years of experience in banking, corporate finance and investment. He holds a Bachelor's Degree in Commerce from Concordia University in Montreal, Canada since 1976 and a Master's Degree in Business Administration from York University in Toronto, Canada since 1977. Currently, he is an executive director of Golden 21 Investment Holdings Limited (Stock Code: 2312), an independent non-executive director of Tian An China Investments Company Limited (Stock Code: 28) and Quality HealthCare Asia Limited (Stock Code: 593), all of which are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Mr. Yau Chung Hong, aged 35 is an Executive Director of China Northern Enterprises Investment Fund Limited. Mr. Yau obtained a Bachelor degree in Accountancy from the Hong Kong Polytechnic University in 1993. He is an associated member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. Mr. Yau has about 13 years of experience in accounting and corporate finance. He possesses extensive experience and knowledge in accounting and financial management.

SENIOR MANAGEMENT

Mr. WONG Kit Wai, aged 36, is the chief financial Officer of the Group, he joined the Group in June, 2004. He is responsible for the financial planning and investors relationship. He has several years in financial control and reporting. He is a holder of MBA degree, and a member of CPA Australia.

Mr. CHAN Wing Kit, aged 34, is the financial controller of the Group and company secretary of the Company. He is responsible for the Group's financial management and company secretarial matters. He holds a bachelor of commerce degree from Monash University. Prior to joining the Group in October 2001, he worked as an auditor with an international accounting firm and has several years of experience in auditing, accounting and financial work. He is an associate member of the Hong Kong Society of Accountants and a certified practising accountant of CPA Australia.

Mr. ZENG Le Jin, aged 34, is the manager of the internal audit department of the Group. He joined the Group in May 1999. He is responsible for the internal audit and overall system assurance of the Group. He has 10 years of experience in enterprise management. He holds a bachelor degree of metropolitan economy and management majoring in statistic from Guangdong Business College.

Mr. WU Yuan Cheng, aged 32, is the manager of the general administration department and joined the Group in 1999. He is responsible for general administration, personnel affair and backup services. He graduated from Southwest Agricultural University majoring in accounting and auditing. He has several years of experience in corporate administration.

The directors of Chitaly Holdings Limited (the "Company") present their report and the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 18 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 27 to 80.

An interim dividend of HK9.5 cents per ordinary share was paid on 27 September 2005. The directors recommend the payment of a final dividend of HK5.5 cents per ordinary share note 12 in respect of the year, to shareholders on the register of members on 26 May 2006. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to operating profit for the year by principal activities is set out in note 4 to the financial statements.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the consolidated/combined financial results and of consolidated/combined assets and liabilities of the Group for the last five years, prepared on the basis set out in the note below:

	Year ended 31 December				
	2005	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
		(Restated)			
RESULTS					
REVENUE	**413,257**	403,766	300,719	207,020	164,758
PROFIT BEFORE TAX	**80,446**	131,857	88,998	51,252	37,615
Tax	**(2,254)**	(23,855)	(11,754)	(6,738)	(5,138)
Net profit from ordinary activities attributable to shareholders	**78,192**	108,002	77,244	44,514	32,477
ASSETS AND LIABILITIES					
Non-current assets	**247,809**	184,013	134,167	75,662	45,319
Current assets	**297,007**	245,285	142,422	118,931	53,536
Current liabilities	**(178,756)**	(177,188)	(105,352)	(61,571)	(53,525)
Non-current liabilities	**(18,094)**	(18,634)	(6,363)	(6,363)	–
	347,966	233,476	164,874	126,659	45,330

PROPERTY, PLANT AND EQUIPMENTS

Details of movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements, respectively.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year are set out in note 26 and 27 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

During the year, the Company repurchased certain of its shares on the Hong Kong Stock Exchange and these shares were subsequently cancelled by the Company. Further details of these transactions are set out in note 26 to the financial statements.

Except as disclosed above, neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 28 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2005, the Company's reserves available for distribution, calculated in accordance with the provision of the Companies Law of the Cayman Islands, amounted to HK$135,610,000 of which HK$14,306,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$147,490,000, may be distributed in the form of fully paid bonus shares.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$250,000. (2004: Nil).

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for approximately 17.4% of the total sales for the year and sales to the largest customer included therein amounted to 5.4% . Purchases from the Group's five largest suppliers accounted for approximately 51% of the total purchase for the year and purchase from the Group's largest supplier included therein amounted to 20% .

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Tse Kam Pang	
Mr. Lam Toi	
Ms. Lam Ning, Joanna	(resigned on 30 June 2005)
Mr. Ma Ming Fai, Gary	(re-designated on 21 January 2005)

Independent non-executive directors:

Mr. Donald H. Straszheim	
Mr. Tsao Kwang Yung, Peter	(passed away on 5 June 2005)
Mr. Yau Chung Hong	(appointed on 21 January 2005)
Mr. Chang Chu Fai Johnson Francis	(appointed on 1 July 2005)

In accordance with article 87 of the Company's articles of association, one-third of the directors will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The directors of the Company, including the independent non-executive directors, but excluding the chairman of the board of directors of the Company, are subject to retirement by rotation and re-election in accordance with the provisions of the Company's articles of association.

The Company has received annual confirmations of independence from Mr. Donald H. Straszheim, Mr. Yau Chung Hong and Mr. Chang Chu Fai Johnson Francis, and as at the date of this report still considers them to be independent.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 14 to 15 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Mr. Tse Kam Pang, Mr. Lam Toi, Ms. Lam Ning, Joanna and Mr. Tsao Kwang Yung, Peter have entered into a service agreement with the Company for an initial term of two years commencing from 1 May 2002, respectively, which will automatically continue thereafter until terminated by not less than two months' notice in writing served by either party to the other.

Other executive directors or independent non-executive directors have no fixed-term service contracts with the Company, but they are subject to retirement and re-election at annual general meetings of the Company in accordance with the rotation requirements under the articles of association of the Company.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REMUNERATION

The directors' fees are subject to shareholders' approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors' duties, responsibilities and performance and the results of the Group.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES

As at 31 December 2005, the interests and short positions of the directors and chief executive in the share capital and underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Long positions in ordinary shares of the Company:

		Number of shares held, capacity and nature of interest					
Name of director	Notes	**Directly beneficially owned**	**Through spouse or minor children**	**Through controlled corporation**	**Beneficiary of a trust**	**Total**	**Percentage of the Company's issued share capital**
Mr. Tse Kam Pang	(a)	4,600,000	–	71,450,000	–	76,050,000	29.24%
Mr. Ma Ming Fai, Gary		200,000	–	–	–	200,000	0.08%
		4,800,000	–	71,450,000	–	76,250,000	29.32%

The interests of the directors in the share options of the Company are separately disclosed in note 27 to the financial statements.

Notes:

(a) The 71,450,000 shares of the Company are held by Crisana International Inc. ("Crisana"), a company incorporated in the British Virgin Islands. As at 31 December 2005, Mr. Tse Kam Pang held 100% of the issued share capital of Crisana.

No directors have non-beneficial personal equity interests in certain subsidiaries held for the benefit of the Company solely for the purpose of complying with the minimum company membership requirements.

Save as disclosed above, as at 31 December 2005, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the share option scheme disclosures in note 27 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultants of any company in the Group to acquire options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme and under any other share option scheme of the Company pursuant to which options may from time to time be granted to directors, consultants and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding, for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under this scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors, provided that the shares to be issued upon exercise of all outstanding options do not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon the exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than 10 years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate the vesting of fixed-term options in the event that certain performance targets are met.

The subscription price for the Company's shares under the Scheme will be a price determined by the board of directors and notified to each grantee. The subscription price will be the highest of: (i) the nominal value of a share; and (ii) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, which must be a trading day; and (iii) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the date of grant. An option shall be deemed to have been granted and accepted by an eligible participant (as defined in the Scheme) and to have taken effect when the acceptance form as described in the share option scheme is completed, signed and returned by the grantee with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant.

As at 31 December 2005, the number of shares issuable under share options granted under the Scheme was 7,300,000, which represented 3% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options which may be granted to each eligible participant in the Scheme within any 12-month period up to the date of latest grant, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to the shareholders' approval in a general meeting.

SHARE OPTION SCHEME (CONTINUED)

The directors have estimated the values of the share options granted during the year, calculated using a binomial pricing model as at the date of grant of the options:

Grantee	Number of options granted during the year	Theoretical value of share options HK$'000
Mr. Ma Ming Fai, Gary	2,300,000	1,932
Mr. Tsao Kwang Yung, Peter	200,000	202
Mr. Yau Chung Hong	200,000	202
Mr. Chang Chu Fai Johnson Francis	200,000	156
Other employees	2,400,000	1,848
	5,300,000	4,340

The value of an option varies with different variables of certain subjective assumptions. Any change to the variables used may materially affect the estimation of the fair value of an option.

The share options granted under the Scheme for a consideration of HK$1.00 per grant during the year are set out below:

	Number of share options								Price of the Company's shares ***			
Name or category of participant	At the beginning of the year	Granted during the year	Exercised during the year	Cancelled during the year	Forfeited during the year	At the end of the year	Date of grant of share options*	Exercise period	Exercise price per share ** HK$	At grant date of options HK$	Immediately before the exercises date HK$	At exercise date of options HK$
Directors												
Donald H. Straszheim	800,000	-	-	-	-	800,000	28/9/2004	29/9/2004 to 28/9/2014	4.875	4.875	-	-
Ma Ming Fai	-	2,300,000	-	-	(2,300,000)	-	28/1/2005	29/1/2005 to 28/1/2015	5.85	5.85	-	-
Yau Chung Hong	-	200,000	-	-	-	200,000	8/4/2005	9/4/2005 to 8/4/2015	7.45	7.45	-	-
Tsao Kwang Yung, Peter	-	200,000	-	(200,000)	-	-	8/4/2005	9/4/2005 to 8/4/2015	7.45	7.45	-	-
Chang Chu Fai Johnson Francis	-	200,000	-	-	-	200,000	6/9/2005	7/9/2005 to 6/9/2015	4.57	4.35	-	-

SHARE OPTION SCHEME (CONTINUED)

Name or category of participant	Number of share options: At the beginning of the year	Granted during the year	Exercised during the year	Cancelled during the year	Forfeited during the year	At the end of the year	Date of grant of share options*	Exercise period	Price of the Company's shares ***: Exercise price per share ** HK$	At grant date of options HK$	Immediately before the exercises date HK$	At exercise date of options HK$
Others												
Members of senior management and other employees of the Group	-	2,400,000	-	-	-	2,400,000	24/2/2005	25/2/2005 to 24/2/2015	5.76	5.70	-	-
	100,000	-	-	-	-	100,000	28/9/2004	29/9/2004 to 28/9/2014	4.875	4.875	-	-
	6,000,000	-	(2,400,000)	-	-	3,600,000	15/10/2004	16/10/2004 to 15/10/2014	4.675	4.55	-	7.10
	6,100,000	2,400,000	(2,400,000)	-	-	6,000,000						
In aggregate	6,900,000	-	(2,400,000)	-	-	4,500,000						
	-	5,300,000	-	(200,000)	(2,300,000)	2,800,000						
	6,900,000	5,300,000	(2,400,000)	(200,000)	(2,300,000)	7,300,000						

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed as at the date of the grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Company's shares disclosed as at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices over all of the exercises of options within the disclosure line.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

At 31 December 2005, the following interests of 5% or more of the issued share capital and share options of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Percentage of the Company's issued share capital
Crisana	(a)	Directly beneficially owned	71,450,000	27.47%
Lloyd George Investment Management (Bermuda) Ltd		Directly beneficially owned	26,140,000	10.05%
Deutsche Bank Aktiengesellscnaft		Directly beneficially owned	13,000,000	5.00%
Fidelity International Limited		Directly beneficially owned	15,970,000	6.14%
JP Morgan Chase & Co.		Directly beneficially owned	21,132,000	8.12%

(a) The ordinary shares are held by Crisana, which is wholly owned by Mr. Tse Kam Pang, a director.

Save as disclosed above, as at 31 December 2005, no person, other than the directors and chief executive of the Company, whose interests are set out in the section headed "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures" above, had registered an interest of short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 35 to the financial statements.

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 31 December 2005 was 3,200 (2004: 2,700). The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus share option may also be granted to eligible employees and persons of the Group. At 31 December 2005, there were outstanding share options of approximately 7.3 million.

CORPORATE GOVERNANCE

The Company is committed to maintaining the highest standard of corporate governance practices. Information on the corporate governance practices adopted by the Company is set out in the Corporate Governance Report on page 9 to page 13.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the three independent non-executive directors of the Company.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Tse Kam Pang
Chairman and Executive Director

Hong Kong
26 April 2006

ERNST & YOUNG
安永會計師事務所

To the members
Chitaly Holdings Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 27 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
26 April 2006

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
REVENUE	5	**413,257**	403,766
Cost of sales		**(274,282)**	(253,055)
Gross profit		**138,975**	150,711
Other income and gains	5	**50,682**	34,708
Selling and distribution costs		**(57,685)**	(16,948)
Administrative expenses		**(50,606)**	(31,956)
Other expenses		**(674)**	(4,658)
Finance costs	7	**(453)**	–
Share of profits of an associate		**207**	–
PROFIT BEFORE TAX		**80,446**	131,857
Tax	10	**(2,254)**	(23,855)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**78,192**	108,002
DIVIDENDS	12		
Interim		**25,612**	29,240
Proposed final		**14,306**	34,113
		39,918	63,353
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	13		
Basic		**30.96 cents**	45.06 cents
Diluted		**30.89 cents**	44.05 cents

CONSOLIDATED BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	14	**198,038**	176,094
Prepaid land lease payments	15	**13,672**	627
Goodwill	17	**21,454**	–
Other intangible assets	16	**6,678**	7,292
Interest in an associate	19	**7,967**	–
Total non-current assets		**247,809**	184,013
CURRENT ASSETS			
Inventories	20	**99,257**	81,797
Trade receivables	21	**19,175**	16,219
Prepayments, deposits and other receivables		**59,262**	61,511
Cash and cash equivalents	22	**119,313**	85,758
Total current assets		**297,007**	245,285
CURRENT LIABILITIES			
Trade payables	23	**61,762**	69,782
Other payables and accruals		**56,457**	49,623
Interest-bearing bank loan	24	**607**	729
Tax payable		**59,930**	57,054
Total current liabilities		**178,756**	177,188
NET CURRENT ASSETS		**118,251**	68,097
TOTAL ASSETS LESS CURRENT LIABILITIES		**366,060**	252,110
NON-CURRENT LIABILITIES			
Interest-bearing bank loan	24	**11,731**	12,271
Deferred tax liabilities	25	**6,363**	6,363
Total non-current liabilities		**18,094**	18,634
Net assets		**347,966**	233,476
EQUITY			
Issued capital	26	**26,011**	24,367
Reserves	28	**307,649**	174,996
Proposed final dividend	12	**14,306**	34,113
Total equity		**347,966**	233,476

Tse Kam Pang
Director

Ma Ming Fai, Gary
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

	Notes	Issued share capital HK$'000	Share premium account HK$'000	Share option reserve HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000
At 1 January 2004		23,257	3,018	–	20,150	(35)	90,576	–	136,966
Exchange realignment		–	–	–	–	115	–	–	115
Total income and expense for the year recognised directly in equity		–	–	–	–	115	–	–	115
Net profit for the year		–	–	–	–	–	108,002	–	108,002
Total income and expense for the year		–	–	–	–	115	108,002	–	108,117
Share options exercised	26	1,110	16,523	–	–	–	–	–	17,633
Interim 2004 dividend	12	–	–	–	–	–	(29,240)	–	(29,240)
Proposed final 2004 dividend	12	–	–	–	–	–	(34,113)	34,113	–
At 31 December 2004		24,367	19,541	–	20,150	80	135,225	34,113	233,476
At 1 January 2005		24,367	19,541	–	20,150	80	135,225	34,113	233,476
Exchange realignment		–	–	–	–	7,234	–	–	7,234
Total income and expense for the year recognised directly in equity		–	–	–	–	7,234	–	–	7,234
Net profit for the year		–	–	–	–	–	78,192	–	78,192
Total income and expense for the year		–	–	–	–	7,234	78,192	–	85,426
Final 2004 dividend declared	12	–	–	–	–	–	–	(34,113)	(34,113)
Issue of shares	26	2,000	98,000	–	–	–	–	–	100,000
Repurchase of shares	26	(596)	(23,623)	–	–	–	–	–	(24,219)
Share options exercised	26	240	10,980	–	–	–	–	–	11,220
Share issue expenses	26	–	(2,552)	–	–	–	–	–	(2,552)
Equity-settled share option arrangements	27	–	–	4,340	–	–	–	–	4,340
Interim 2005 dividend	12	–	–	–	–	–	(25,612)	–	(25,612)
Proposed final 2005 dividend	12	–	–	–	–	–	(14,306)	14,306	–
At 31 December 2005		26,011	102,346	4,340	20,150	7,314	173,499	14,306	347,966

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**80,446**	131,857
Adjustments for:			
Finance costs	7	**453**	–
Share of profits of an associate		**(207)**	–
Interest income	5, 6	**(1,187)**	(222)
Loss on disposal of items of property, plant and equipment	6	**27**	722
Depreciation	6	**18,104**	14,570
Recognition of prepaid land lease payments	15	**12**	34
Amortisation of other intangible assets	16	**758**	282
Foreign exchange losses, net	6	**239**	115
Dividend income from equity investments at fair value through profit or loss/short term investments	5, 6	**–**	(251)
Gain on disposal of equity investments at fair value through profit or loss/short term investments	5, 6	**(1,243)**	(259)
Goodwill impairment	17	**–**	4,657
Equity-settled share option expenses	27	**4,340**	–
Operating profit before working capital changes		**101,742**	151,505
Increase in inventories		**(13,105)**	(41,048)
Increase in trade receivables		**(3,789)**	(11,295)
Increase in prepayments, deposits and other receivables		**(21,599)**	(42,143)
Increase/(decrease) in trade payables		**(11,984)**	40,553
Increase in other payables and accruals		**3,241**	6,699
Cash generated from operations		**54,506**	104,271
Income taxes paid		**(191)**	–
Net cash inflow from operating activities		**54,315**	104,271
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**1,187**	222
Purchases of items of property, plant and equipment	31	**(29,015)**	(64,555)
Additions to prepaid land lease payments	15	**(13,219)**	(672)
Proceeds from disposal of items of property, plant and equipment		**34**	–
Acquisition of business	29	**(3,047)**	(4,895)
Acquisition of an associate		**(1,313)**	–
Net proceeds from disposal of equity investments at fair value through profit or loss/short term investments		**1,243**	259
Dividend income from disposal of equity investments at fair value through profit or loss/short term investments		**–**	251
Net cash outflow from investing activities		**(44,130)**	(69,390)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Net cash outflow from investing activities		**(44,130)**	(69,390)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares	26	**100,000**	–
Share issue expenses	26	**(2,552)**	–
New bank loans		**–**	13,000
Repurchase of shares	26	**(24,219)**	–
Exercise of share options	26	**11,220**	17,633
Repayment of bank loans		**(662)**	–
Interest paid		**(453)**	–
Dividends paid		**(59,725)**	(57,148)
Net cash inflow/(outflow) from financing activities		**23,609**	(26,515)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**33,794**	8,366
Cash and cash equivalents at beginning of year		**85,758**	77,392
Effect of foreign exchange rate changes, net		**(239)**	–
CASH AND CASH EQUIVALENTS AT END OF YEAR		**119,313**	85,758
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	22	**119,313**	85,758

BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	18	**163,417**	81,582
CURRENT ASSETS			
Prepayments, deposits and other receivables		**230**	–
Cash and cash equivalents	22	**456**	105
Total current assets		**686**	105
CURRENT LIABILITIES			
Other payables and accruals		**2,482**	573
Total current liabilities		**2,482**	573
NET CURRENT LIABILITIES		**(1,796)**	(468)
Net assets		**161,621**	81,114
EQUITY			
Issued capital	26	**26,011**	24,367
Reserves	28	**121,304**	22,634
Proposed final dividend	12	**14,306**	34,113
Total equity		**161,621**	81,114

Tse Kam Pang
Director

Ma Ming Fai, Gary
Director

1. CORPORATE INFORMATION

Chitaly Holdings Limited is a limited liability company incorporated in the Cayman Islands. The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, the Cayman Islands.

The principal activity of the Company is investment holding. Details of the principal activities of the Company's subsidiaries are set out in note 18 to the financial statements. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

In the opinion of the directors, the parent and the ultimate holding company of the Group is Crisana International Inc., which is incorporated in the British Virgin Islands.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain leasehold land and buildings, which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	*Presentation of Financial Statements*
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 27, 28, 32, 33, 36, 37, 38, 39, HKFRS 3 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of associates is presented net of the Group's share of tax attributable to associates.

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

The impact of adopting the other HKFRSs is summarised as follows:

(a) HKAS 17 – Leases

In prior years, leasehold land and buildings held for own use were stated at cost or valuation less accumulated depreciation and any impairment losses.

Upon the adoption of HKAS 17, the Group's leasehold interest in land and buildings is separated into leasehold land and buildings. The Group's leasehold land is classified as an operating lease, because the title of the land is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land lease payments, while buildings continue to be classified as part of property, plant and equipment. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

This change in accounting policy has had no effect on the consolidated income statement and retained profits. The comparative amounts for the year ended 31 December 2004 in the consolidated balance sheet have been restated to reflect the reclassification of the leasehold land.

(b) HKFRS 2 – Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 2.5 "Summary of significant accounting policies" below.

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employee share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

The effects of adopting HKFRS 2 are summarised in note 2.4 to the financial statements.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in their financial statements. The following new and revised HKFRSs, although not early adopted by the Group, will have impact on the Group's financial statements in the period of initial application:

HKAS 1 Amendment	Capital Disclosures

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

2.4 SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a) Effect on the consolidated balance sheet

	Effect of adopting
At 1 January 2005	**HKAS 17#**
	Prepaid land
Effect of new policy	**Lease payments**
(Increase/(decrease))	**HK$'000**
Assets	
Prepaid land lease payments	627
Prepayments, deposits and other receivables	(627)
	–

	Effect of adopting		
At 31 December 2005	**HKAS 17#**	**HKFRS 2#**	
	Prepaid land	**Equity-settled**	
Effect of new policies	**lease**	**share option**	
(Increase/(decrease))	**payments**	**arrangements**	**Total**
	HK$'000	**HK$'000**	**HK$'000**
Assets			
Prepaid land lease payments	13,672	–	13,672
Prepayments, deposits and other receivables	(13,672)	–	(13,672)
Liabilities/equity			
Share option reserve	–	4,340	4,340
Retained profits	–	(4,340)	(4,340)
	–	–	–

Adjustments/presentation taken effect retrospectively

2.4 SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b) Effect on the consolidated income statement for the years ended 31 December 2005 and 2004

Effect of new policy	Effect of adopting HKFRS 2 Employee share option scheme HK$'000
Year ended 31 December 2005	
Increase in administrative expenses	(4,340)
Decrease in profit	(4,340)
Decrease in basic earnings per share	1.72 cents
Decrease in diluted earnings per share	1.71 cents

The change in accounting policies has had no impact to the consolidated income statement for the year ended 31 December 2004.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill arising from the acquisition of associates, is included as part of the Group's interests in associates.

Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of the cost of the business combination over the Group's interest in the net fair values of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties (continued)

(c) the party is a member of the key management personnel of the Group or its parent;

(d) the party is a close member of the family of any individual referred to in (a) or (c);

(e) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (c) or (d); or

(f) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land and buildings	5%
Leasehold improvement	33%
Plant and machinery	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less any impairment losses and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Licence rights of trademarks

Purchased licence rights of trademarks are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 10 years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets

Applicable to the year ended 31 December 2004:

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

Applicable to the year ended 31 December 2005:

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of financial assets (applicable to the year ended 31 December 2005)

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Derecognition of financial assets (applicable to the year ended 31 December 2005)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;

- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derecognition of financial assets (applicable to the year ended 31 December 2005) (continued)

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities (applicable to the year ended 31 December 2005)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads and/or, where appropriate, subcontracting charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents (continued)

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (continued)

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

- from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

- interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

- from the rendering of services, when the relevant services are rendered; and

- dividend income, when the shareholders' right to receive payment has been established.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries, limited to a maximum of HK$1,000 per month, and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute 20% of its payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme.

Share-based payment transaction

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 27. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (continued)

Share-based payment transaction (continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on 1 January 2005 and to those granted on or after 1 January 2005.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Discounts or premiums relating to borrowings and ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognised as expenses over the periods of the borrowings.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and the associate are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2005 was HK$21,454,000 (2004: Nil). More details are given in note 17.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, which the Group has determined to be by business segment; and (ii) on a secondary segment reporting basis, which the Group has determined to be by geographical segment.

Over 90% of the Group's revenue and assets are related to the sales of home furniture. Accordingly, no further business segment information is provided.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2005 and 2004.

	2005	2004
	HK$'000	HK$'000
Segment revenue		
Sales to the People's Republic of China ("PRC")	**400,671**	399,543
Sales to elsewhere in Asia	**10,520**	3,890
Sales to Australia	**418**	88
Sales to South Africa	**–**	245
Sales to Europe	**1,648**	–
	413,257	403,766

	Segment assets		**Capital expenditure**	
	2005	2004	**2005**	2004
Other segment information	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Mainland China	**443,135**	339,962	**33,459**	27,904
Hong Kong	**99,355**	89,336	**1,879**	36,890
Macao	**2,326**	–	**20**	–
	544,816	429,298	**35,358**	64,794

5. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold, after allowances for returns and trade discounts.

An analysis of the Group's revenue, other income and gains is as follows:

	2005 **HK$'000**	2004 HK$'000
Revenue	**413,257**	403,766
Other income and gains		
Bank interest income	**1,187**	222
Service income	**41,229**	32,783
Gain on disposal of equity investments at fair value through profit or loss/short term investments	**1,243**	259
Dividend income from equity investments at fair value through profit or loss/short term investments	**–**	251
Others	**7,023**	1,193
	50,682	34,708
	463,939	438,474

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	2005 HK$'000	2004 HK$'000
Cost of goods sold		**274,282**	253,055
Depreciation	14	**18,104**	14,570
Amortisation of licence rights of trademarks *	16	**758**	282
Loss on disposal of items of property, plant and equipment		**27**	722
Research and development costs		**1,903**	652
Operating lease rentals on buildings		**15,676**	3,818
Auditors' remuneration		**2,380**	1,680
Employee benefit expense (excluding directors' remuneration (note 8))			
Wages and salaries		**57,164**	43,089
Equity-settled share option expense		**4,340**	–
Pension scheme contributions		**913**	801
		62,417	43,890
Goodwill:	17		
Impairment arising during the year *		**–**	4,657
Foreign exchange losses, net		**239**	115
Interest income		**(1,187)**	(222)
Service income		**(41,229)**	(32,783)
Gain on disposal of equity investments at fair value through profit or loss/short term investments		**(1,243)**	(259)
Dividend income from equity investments at fair value through profit or loss/short term investments		**–**	(251)

*: The amortisation of licence rights of trademarks, and impairment of goodwill for the year are included in "Administrative expenses" on the face of the consolidated income statement.

7. FINANCE COSTS

	Group	
	2005 HK$'000	2004 HK$'000
Interest on a bank loan	**453**	–

8. DIRECTORS' REMUNERATION

The remuneration of the directors of the Company for the year disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Fees	**1,651**	1,380
Other emoluments:		
Salaries, allowances and benefits in kind	**8,378**	6,302
Discretionary bonuses	**646**	591
Employee share option benefits	**2,492**	–
	13,167	8,273

(a) Independent non-executive directors

	2005		2004
		Employee share option benefits	
	Fees		Fees
	HK$'000	**HK$'000**	HK$'000
Dr. Donald H. Straszheim	**312**	–	60
Mr. Tsao Kwang Yung, Peter	**120**	**202**	240
Mr. Ma Ming Fai, Gary	**20**	–	240
Mr. Yau Chung Hong	**114**	**202**	–
Mr. Chang Chu Fai Johnson Francis	**60**	**156**	–
	626	**560**	540

There were no other emoluments payable to the independent non-executive directors during the year (2004: Nil).

8. DIRECTORS' REMUNERATION (CONTINUED)

(b) Executive directors

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Employee share option benefits HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
2005						
Executive directors:						
Mr. Tse Kam Pang	**300**	**3,250**	**250**	**–**	**–**	**3,800**
Mr. Lam Toi	**300**	**2,808**	**216**	**–**	**–**	**3,324**
Ms. Lam Ning, Joanna	**150**	**300**	**–**	**–**	**–**	**450**
Mr. Ma Ming Fai, Gary	**275**	**2,020**	**180**	**1,932**	**–**	**4,407**
	1,025	**8,378**	**646**	**1,932**	**–**	**11,981**
2004						
Executive directors:						
Mr. Tse Kam Pang	280	3,129	275	–	–	3,684
Mr. Lam Toi	280	2,689	241	–	–	3,210
Ms. Lam Ning, Joanna	280	484	75	–	–	839
	840	6,302	591	–	–	7,733

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

During the year, no emoluments were paid by the Group to the directors as an inducement to join, or upon joining the Group, or as a compensation for loss of office (2004: Nil).

During the year, 2,900,000 share options were granted to directors in respect of their service to the Group, further details of which are set out in note 27 to the financial statements. The fair value of such options, which has been amortised to the income statement, was determined as at the date of grant and was included in the above directors' remuneration disclosures.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2004: three) directors, the details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining two (2004: two) non-director, highest paid employees for the year are as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Basic salaries, other allowances and benefits in kind	**1,079**	710
Discretionary bonuses	**654**	662
Pension scheme contributions	**26**	25
	1,759	1,397

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2005	2004
Nil to HK$1,000,000	**2**	2

During the year, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office (2004: Nil).

10. TAX

Hong Kong profits tax has not been provided at the rate of 17.5% (2004: 17.5%) as the Group did not generate any assessable profits in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	2004
	HK$'000	HK$'000
Group:		
Current – Macao profits tax	**5,754**	8,518
Current – PRC corporate income tax	**11,207**	15,337
Overprovision of PRC corporate income tax in prior years	**(14,707)**	–
Total tax charge for the year	**2,254**	23,855

10. TAX (CONTINUED)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Profit before tax	**80,446**	131,857
Calculated at 24.0% (2004: 24.0%)	**19,307**	31,646
Lower income tax rates for Hong Kong at 17.5% (2004: 17.5%)	**891**	355
Lower income tax rates for the PRC at 10.5% (2004: 10.5%)	**(3,925)**	(3,918)
Lower income tax rates for Macao at 15.75% (2004: 15.75%)	**(2,183)**	(4,463)
Income not subject to tax	**(1,442)**	(7)
Expenses not deductible for tax	**2,479**	640
Impact of tax holiday of		
Wanlibao (Guangzhou) Furniture Limited ("Wanlibao")	**(535)**	(708)
Guangzhou Fufa Furniture Limited ("Fufa")	**(233)**	–
Adjustment in respect of current tax of previous periods	**(14,707)**	–
Tax loss utilised from previous periods	**(659)**	–
Tax loss not recognised	**–**	659
Others	**3,261**	(349)
At the effective income tax rate of 2.8% (2004: 18.1%)	**2,254**	23,855

Macao profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year of Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu"), which is engaged in the trading of furniture.

Pursuant to the Macao SAR's Offshore Laws, Sino Full Macao Commercial Offshore Limited ("Sino Full"), a Macao Offshore Company, is exempted from all the taxes in Macao, including income tax, industrial tax and stamp duties.

According to the Income Tax Law of the PRC on Enterprises with Foreign Investment and Foreign Enterprise, Wanlibao, Fufa, Guangzhou Yufa Furniture Company Limited ("Yufa") and Guangzhou Fuli Furniture Company Limited ("Fuli") and Simply (Dongguan) Furniture Limited ("Simply"), wholly-owned subsidiaries of the Company established in Guangzhou and Dongguan, the PRC, are subject to a preferential corporate income tax rate of 24%, and are also exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, are eligible to a 50% relief from PRC corporate income tax for the following three years.

The current year income tax rate of Wanlibao is 15% as it is in its third profit-making year. No corporate income tax of Yufa, Fuli and Fufa has been provided for during the year as Yufa and Fuli are in the pre-operating period since their establishment on 14 September 2005 and 12 December 2005, respectively, and Fufa is in its first profitable year. Besides, Simply has not obtained the written approval for the tax holiday mentioned above from the local tax authorities, a 24% of corporate income tax is applicable to Simply in the current year.

10. TAX (CONTINUED)

King Apex International Limited ("King Apex"), Lead Concept Development Limited ("Lead Concept") and Smart Excel International Limited ("Smart Excel") are engaged in the provision of quality control, design and customer services respectively. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in Mainland China has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO EQUITY HOLDERS

The net profit from ordinary activities attributable to equity holders dealt with in the financial statements of the Company for the year ended 31 December 2005 was approximately HK$51,443,000 (2004: HK$53,694,000) (note 28).

12. DIVIDENDS

	Group	
	2005	2004
	HK$'000	HK$'000
Interim dividend – HK9.5 cents (2004: HK12.0 cents) per ordinary share	**25,612**	29,240
Proposed final dividend – HK5.5 cents (2004: HK14.0 cents) per ordinary share	**14,306**	34,113
	39,918	63,353

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on the net profit for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

The calculations of basic and diluted earnings per share are based on:

	2005	2004
	HK$'000	HK$'000
Earnings		
Net profit attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation:	**78,192**	108,002

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	Number of shares	
	2005	2004
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**252,549,000**	239,693,000
Effect of dilution – weighted average number of ordinary shares:		
Share options	**601,000**	5,485,000
	253,150,000	245,178,000

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings HK$'000	Leasehold improvement HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
31 December 2005							
At 31 December 2004 and at 1 January 2005							
Cost or valuation	128,653	–	68,346	4,928	5,248	420	207,595
Accumulated depreciation	(11,115)	–	(15,938)	(2,468)	(1,980)	–	(31,501)
Net carrying amount	117,538	–	52,408	2,460	3,268	420	176,094
At 1 January 2005, net of accumulated depreciation	117,538	–	52,408	2,460	3,268	420	176,094
Additions	3,043	6,614	5,491	3,646	2,648	13,916	35,358
Acquisition of business (note 29)	–	1,847	–	164	151	–	2,162
Disposals	–	–	–	(4)	(57)	–	(61)
Depreciation provided during the year	(7,249)	(874)	(7,320)	(1,317)	(1,344)	–	(18,104)
Transfers	265	–	–	–	–	(265)	–
Exchange realignment	1,274	–	1,211	49	46	9	2,589
At 31 December 2005, net of accumulated depreciation	114,871	7,587	51,790	4,998	4,712	14,080	198,038
At 31 December 2005:							
Cost or valuation	133,434	8,461	75,401	8,825	8,069	14,080	248,270
Accumulated depreciation	(18,563)	(874)	(23,611)	(3,827)	(3,357)	–	(50,232)
Net carrying amount	114,871	7,587	51,790	4,998	4,712	14,080	198,038
Analysis of cost or valuation:							
At cost	77,134	8,461	75,401	8,825	8,069	14,080	191,970
At 31 December 2005 valuation	56,300	–	–	–	–	–	56,300
	133,434	8,461	75,401	8,825	8,069	14,080	248,270

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Group

	Leasehold land and buildings HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000 (Restated)
31 December 2004						
At 1 January 2004:						
Cost or valuation	86,786	40,463	3,224	4,174	9,152	143,799
Accumulated depreciation	(5,982)	(8,532)	(1,615)	(1,077)	–	(17,206)
Net carrying amount	80,804	31,931	1,609	3,097	9,152	126,593
At 1 January 2004, net of accumulated depreciation	80,804	31,931	1,609	3,097	9,152	126,593
Additions	41,647	18,659	1,616	2,025	405	64,352
Acquisition of business (note 29)	91	21	85	41	–	238
Disposals	–	–	–	(722)	–	(722)
Depreciation provided during the year	(5,133)	(7,406)	(853)	(1,178)	–	(14,570)
Transfers	–	9,152	–	–	(9,152)	–
Exchange realignment	129	51	3	5	15	203
At 31 December 2004, net of accumulated depreciation	117,538	52,408	2,460	3,268	420	176,094
At 31 December 2004:						
Cost or valuation	128,653	68,346	4,928	5,248	420	207,595
Accumulated depreciation	(11,115)	(15,938)	(2,468)	(1,980)	–	(31,501)
Net carrying amount	117,538	52,408	2,460	3,268	420	176,094
Analysis of cost or valuation:						
At cost	72,353	68,346	4,928	5,248	420	151,295
At 31 December 2004 valuation	56,300	–	–	–	–	56,300
	128,653	68,346	4,928	5,248	420	207,595

The leasehold land and buildings of the Group are located in Mainland China, and have a net book value of HK$114,871,000 as at 31 December 2005. The leasehold land is held under a long term lease.

Certain of the Group's leasehold land and buildings were revalued at 31 December 2005, by Castores Magi Surveyors Limited ("CMSL"), independent professionally qualified valuers. The leasehold land and buildings were revalued at open market value, based on their existing use.

Had these leasehold land and buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$23,334,000. In the opinion of the directors, there is no material difference between the cost for those properties stated at cost and their valuation.

15. PREPAID LAND LEASE PAYMENTS

	Group and Company	
	2005	2004
	HK$'000	HK$'000 (restated)
Carrying amount at 1 January		
As previously reported	**–**	–
Effect of adopting HKAS 17 (note 2.2(a))	**638**	–
As restated	**638**	–
Additions during the year	**13,219**	672
Recognised during the year	**(12)**	(34)
Exchange realignment	**15**	–
Carrying amount at 31 December	**13,860**	638
Current portion included in prepayments, deposits and other receivables	**(188)**	(11)
Non-current portion	**13,672**	627

The leasehold land is held under a long term lease and is situated in Mainland China.

16. OTHER INTANGIBLE ASSETS

Group

	Licence rights of trademarks HK$'000
31 December 2005:	
Cost at 1 January 2005, net of accumulated amortisation	**7,292**
Amortisation provided during the year	**(758)**
Exchange realignment	**144**
At 31 December 2005	**6,678**
At 31 December 2005:	
Cost	**7,998**
Accumulated amortisation	**(1,320)**
Net carrying amount	**6,678**

16. OTHER INTANGIBLE ASSETS (CONTINUED)

Group

	Licence rights of trademarks HK$'000
31 December 2004:	
At 1 January 2004:	
Cost	7,998
Accumulated amortisation	(424)
Net carrying amount	7,574
Cost at 1 January 2004, net off accumulated amortisation	7,574
Amortisation provided during the year	(282)
At 31 December 2004	7,292
At 31 December 2004 and at 1 January 2005:	
Cost	7,998
Accumulated amortisation	(706)
Net carrying amount	7,292

17. GOODWILL

31 December 2005	**Group HK$'000**
At 1 January 2005:	
Cost	**4,657**
Accumulated impairment	**(4,657)**
Net carrying amount	–
Cost at 1 January 2005, net of accumulated impairment	–
Acquisition of business (note 29)	**21,454**
At 31 December 2005	**21,454**
At 31 December 2005:	
Cost and net carrying amount	**21,454**

17. GOODWILL (CONTINUED)

31 December 2004	Group HK$'000
Cost at 1 January 2004, net of accumulated impairment	–
Acquisition of business (note 29)	4,657
Impairment during the year	(4,657)
At 31 December 2004	–
At 31 December 2004	
Cost	4,657
Accumulated impairment	(4,657)
Net carrying amount	–

Impairment testing of goodwill

Goodwill relates to the acquisition of business.

Goodwill has been tested for impairment at Group level as the Group revenue is primarily derived from one segment, i.e. the sale of home furniture.

The recoverable amounts of the goodwill has been determined based on value in use calculation using cash flow projections according to financial budgets approved by management covering a five years period. The discount rate applied to the cash flow projections was determined after considering lending rates offered to enterprises by large financial institutions in Mainland China. The annual growth rate used is in line with the average growth rate of the industry.

Key assumptions were used in the value in use calculation of the above cash-generating units for 31 December 2005. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins - The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, adjusted for expected efficiency improvements and raw materials price inflation.

Discount rates – The discount rates used are before tax and reflect specific risks relating to the industry.

18. INTERESTS IN SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	**45,344**	45,344
Due from subsidiaries	**118,073**	36,238
	163,417	81,582

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from subsidiaries approximate to their fair value.

18. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the subsidiaries directly or indirectly held by the Company as at 31 December 2005 were as follows:

Name	Place of incorporation/ registration	Place of operations	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Chitaly (BVI) Limited ("Chitaly BVI")	British Virgin Islands ("BVI")	Hong Kong	Ordinary US$1,000	100	–	Investment holding
Hong Kong Royal Furniture Holding Limited	Hong Kong	Hong Kong	Ordinary HK$10,000	–	100	Investment holding
Chitaly Furniture Limited	Hong Kong	Hong Kong	Ordinary HK$10,000	–	100	Investment holding and trading of furniture
Wanlibao	Mailand China (Note 1)	Mainland China	Paid-up registered US$5,700,000	–	100	Manufacturing and trading of furniture
Fufa	Mailand China (Note 2)	Mainland China	Paid-up registered US$20,000,000	–	100	Manufacturing and trading of furniture
Simply	Mailand China (Note 3)	Mainland China	Paid-up registered HK$18,000,000	–	100	Manufacturing and trading of furniture
Yufa *	Mailand China (Note 4)	Mainland China	Paid-up registered HK$10,000,000	–	100	Manufacturing and trading of furniture
Wong Chiu	BVI	Macao	Ordinary US$1	–	100	Trading of furniture
King Apex	BVI	Hong Kong	Ordinary US$1	–	100	Provision of design services

18. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the subsidiaries directly or indirectly held by the Company as at 31 December 2005 were as follows (continued):

Name	Place of incorporation/ registration	Place of operations	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Lead Concept	BVI	Hong Kong	Ordinary US$1	–	100	Provision of customer services
Smart Excel	BVI	Hong Kong	Ordinary US$1	–	100	Provision of quality control services
Umbrella Group Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Coralview Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Ridgecrest Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Moffat Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Knollwood Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Sino Full	Macao	Macao	Ordinary MOP100,000	–	100	Dormant
Tomford Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Fuli *	Mainland China (Note 5)	Mainland China	Registered capital HK$25,000,000	–	100	Dormant
Censter International Limited *	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Chitaly Furniture Global Limited *	BVI	Hong Kong	Ordinary US$1	–	100	Dormant

18. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the subsidiaries directly or indirectly held by the Company as at 31 December 2005 were as follow (continued):

Name	Place of incorporation/ registration	Place of operations	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Spring Valley Properties Limited *	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Competent Holdings Limited *	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Realink Investment Group Limited *	BVI	Hong Kong	Ordinary US$1	–	100	Investment activities

* Established during the year.

Notes:

1. Wanlibao is a wholly-foreign owned enterprise established pursuant to its articles of association dated 15 June 1999. The tenure of the articles of association, and the term of operations of Wanlibao, is 30 years from 9 July 1999.

2. Fufa is a wholly-foreign owned enterprise established pursuant to its articles of association dated 13 March 2003. The tenure of the articles of association, and the term of operations of Fufa, is 20 years from 22 April 2003.

3. Simply is a wholly-foreign owned enterprise established pursuant to its articles of association dated 28 March 2004. The tenure of the articles of association, and the term of operations of Simply, is 12 years from 17 May 2004.

4. Yufa is a wholly-foreign owned enterprise established pursuant to its articles of association dated 10 May 2005. The tenure of the articles of association, and the term of operations of Yufa, is 20 years from 14 September 2005.

5. Fuli is a wholly-foreign owned enterprise established pursuant to its articles of association dated 10 May 2005. The tenure of the articles of association, and the term of operations of Fuli, is 20 years from 10 December 2005.

19. INTEREST IN AN ASSOCIATE

	Group 2005 HK$'000	Group 2004 HK$'000
Share of net assets	**313**	–
Goodwill on acquisition	**6,682**	–
	6,995	–
Loans to an associate	**972**	–
	7,967	–

The loans to an associate are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these loans approximate to their fair values.

The Group's trade receivables with an associate are disclosed in note 21 to the financial statements.

Particulars of the associate are as follows:

Name	**Particulars of issued shares held**	**Place of incorporation/ registration**	**Percentage of ownership interest attributable to the Group**	**Principal activities**
Gold Power International Co., Ltd. ("Gold Power")	Ordinary shares US$1 each	BVI	40	Investment activities and retailing of furniture

The above associate is not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

The following table illustrates the summarised financial information of the Group's associate extracted from their financial statements:

	2005 HK$'000
Assets	**2,756**
Liabilities	**1,974**
Revenue	**12,962**
Profit	**517**

20. INVENTORIES

	Group	
	2005	2004
	HK$'000	HK$'000
Raw materials	**23,024**	24,515
Work in progress	**12,213**	12,206
Finished goods	**64,020**	45,076
	99,257	81,797

21. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is generally for a period of 30 to 90 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date, and net of provisions, is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within 30 days	**10,604**	10,050
31 days to 90 days	**4,473**	5,411
91 days to 180 days	**2,959**	722
Over 180 days	**1,139**	36
	19,175	16,219

Included in the Group's trade receivables are amounts due from the Group's associate of HK$2,073,000 which are repayable on similar credit terms to those offered to the major customers of the Group.

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and cash equivalents	**119,313**	85,758	**456**	105

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$58,986,000 (2004: HK$38,992,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The carrying amounts of the cash and cash equivalents approximate to their fair values.

23. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within 30 days	**36,582**	38,519
31 days to 90 days	**22,192**	30,858
91 days to 180 days	**2,662**	286
181 days to 360 days	**204**	4
Over 360 days	**122**	115
	61,762	69,782

24. INTEREST-BEARING BANK LOAN

	Effective interest rate (%)	Maturity	Group 2005 HK$'000	Group 2004 HK$'000
Current				
Bank loan-secured	Hong Kong dollars prime rate minus 2.6	2006	**607**	729

	Effective interest rate (%)	Maturity	Group 2005 HK$'000	Group 2004 HK$'000
Non-current				
Bank loan-secured	Hong Kong dollars prime rate minus 2.6	2007-2019	**11,731**	12,271

	Group 2005 HK$'000	Group 2004 HK$'000
Analysed into:		
Bank loan:		
Within one year	**607**	729
In the second year	**902**	747
In the third to fifth years, inclusive	**2,706**	2,659
Beyond five years	**8,123**	8,865
	12,338	13,000

The Group's bank loan is secured by mortgages over the Group's office building situated in Hong Kong, which had an aggregate net book value at the balance sheet date of approximately HK$33,583,000 (2004: HK$35,358,000).

The carrying amount of the Group's current borrowing approximates to its fair value. The carrying amount and fair value of the Group's non-current borrowing are as follows:

	Carrying amount 2005 HK$'000	Carrying amount 2004 HK$'000	Fair value 2005 HK$'000	Fair value 2004 HK$'000
Bank loan-secured	**11,731**	12,271	**11,731**	12,271

The fair value of the bank loan has been calculated by discounting the expected future cash flows at prevailing interest rates.

25. DEFERRED TAX

The balance of deferred tax liabilities during the year was as follows:

Deferred tax liabilities

Group

	2005 Revaluation of leasehold land and buildings HK$'000
Gross deferred tax liabilities at 1 January 2005 and at 31 December 2005	**6,363**

	2004 Revaluation of leasehold land and buildings HK$'000
Gross deferred tax liabilities at 1 January 2004 and at 31 December 2004	6,363

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries or associate as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

26. SHARE CAPITAL

Shares

	2005 HK$'000	2004 HK$'000
Authorised:		
2,000,000,000 (2004: 2,000,000,000) ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
260,114,000 (2004: 243,666,000) ordinary shares of HK$0.10 each	**26,011**	24,367

26. SHARE CAPITAL (CONTINUED)

During the year, the movements in share capital were as follows:

(a) 20,000,000 shares of HK$0.10 each were issued for cash at a subscription price of HK$5.00 per share pursuant to the exercise of the Company's share options for a total cash consideration, before expenses, of HK$100,000,000.

(b) The subscription rights attaching to 2,400,000 share options were exercised at the subscription price of HK$4.675 per share, resulting in the issue of 2,400,000 shares of HK$0.10 each for a total cash consideration, before expenses, of HK$11,220,000.

(c) 5,952,000 shares of HK$0.10 each were repurchased for cash at the subscription price ranging from HK$3.00 to HK$4.52 per share for a total cash consideration, before expenses, of HK$24,217,770. All repurchased shares were subsequently cancelled at the nominal value of the shares amounted to HK$595,200, and the excess of the repurchase price per share over the nominal value of the shares is recorded by the Company in the share premium account amounting to HK$23,622,570.

A summary of the transactions during the year with reference to the above movements in the Company's issued share capital is as follows:

	Number of shares in issue	**Issued share capital** HK$'000	**Share premium account** HK$'000	**Total** HK$'000
At 1 January 2004	232,566,000	23,257	3,018	26,275
Share options exercised	11,100,000	1,110	16,523	17,633
At 1 January 2005	243,666,000	24,367	19,541	43,908
Issue of shares (a)	20,000,000	2,000	98,000	100,000
Repurchase of shares (c)	(5,952,000)	(596)	(23,623)	(24,219)
Share options exercised (b)	2,400,000	240	10,980	11,220
	16,448,000	1,644	85,357	87,001
Share issue expenses	–	–	(2,552)	(2,552)
At 31 December 2005	260,114,000	26,011	102,346	128,357

Details of the Company's share option scheme are included in note 27 to the financial statements.

27. SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employee, director or consultant of any company in the Group to acquire options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted to directors, consultants and/or employees of any company in the Group under the Scheme and under any other share option scheme of the Company, shall initially not exceed 10% of the relevant class of securities of the Company in issue at any time excluding, for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under this scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors, provided that the shares to be issued upon exercise of all outstanding options do not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon the exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than 10 years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains its discretion to accelerate the vesting of fixed-term options in the event that certain performance targets are met.

The subscription price for the Company's shares under the Scheme will be a price determined by the board of directors and notified to each grantee. The subscription price will be the highest of: (i) the nominal value of a share of the Company; and (ii) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, which must be a trading day; and (iii) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the date of grant. An option shall be deemed to have been granted and accepted by an eligible participant (as defined in the Scheme) and to have taken effect when the acceptance form as described in the share option scheme is completed, signed and returned by the grantee with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

27. SHARE OPTION SCHEME (CONTINUED)

The following share options were outstanding under the Scheme during the year:

	Number of share options								Price of the Company's shares ***			
Name or category of participant	At the beginning of the year	Granted during the year	Exercised during the year	Cancelled during the year	Forfeited during the year	At the end of the year	Date of grant of share options*	Exercise period	Exercise price per share** HK$	At grant date of options HK$	Immediately before the exercises date HK$	At exercise date of options HK$
Directors												
Donald H. Straszheim	800,000	–	–	–	–	800,000	28/9/2004	29/9/2004 to 28/9/2014	4.80	4.80	–	–
Ma Ming Fai, Gary	–	2,300,000	–	–	(2,300,000)	–	28/1/2005	29/1/2005 to 28/1/2015	5.85	5.85	–	–
Yau Chung Hong	–	200,000	–	–	–	200,000	8/4/2005	9/4/2005 to 8/4/2015	7.45	7.45	–	–
Tsao Kwang Yung, Peter	–	200,000	–	(200,000)	–	–	8/4/2005	9/4/2005 to 8/4/2015	7.45	7.45	–	–
Chang Chu Fai Johnson Francis	–	200,000	–	–	–	200,000	6/9/2005	7/9/2005 to 6/9/2015	4.57	4.35	–	–
Others												
Members of senior management and other employees of the Group	–	2,400,000	–	–	–	2,400,000	24/2/2005	25/2/2005 to 24/2/2015	5.76	5.70	–	–
	100,000	–	–	–	–	100,000	28/9/2004	29/9/2004 to 28/9/2014	4.80	4.80	–	–
	6,000,000	–	(2,400,000)	–	–	3,600,000	15/10/2004	16/10/2004 to 15/10/2014	4.68	4.55	–	7.10
	6,100,000	2,400,000	(2,400,000)	–	–	6,100,000						
In aggregate	6,900,000	–	(2,400,000)	–	–	4,500,000						
	–	5,300,000	–	(200,000)	(2,300,000)	2,800,000						
	6,900,000	5,300,000	(2,400,000)	(200,000)	(2,300,000)	7,300,000						

Notes to the reconciliation of share options outstanding during the year:

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed as at the date of grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of grant of the options. The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised over all of the exercises of options within the disclosure line.

27. SHARE OPTION SCHEME (CONTINUED)

The fair value of the share options granted during the year was HK$4,340,000.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2005:

Dividend yield (%)	3.22-5.45
Expected volatility (%)	41-60
Historical volatility (%)	41-60
Risk-free interest rate (%)	0.79-3.34
Expected life of option (year)	0.75
Exercise price (HK$)	4.57-7.45
Share price at grant date (HK$)	4.40-7.45

The expected life of the options is based on the historical data over the past three years and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

The 2,400,000 share options exercised during the year resulted in the issue of 2,400,000 ordinary shares of the Company and new share capital of HK$240,000 and share premium of HK$10,980,000 (before issue expenses), as further detailed in note 26 to the financial statements.

At the balance sheet date, the Company had 7,300,000 share options outstanding under the Scheme. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 7,300,000 additional ordinary shares of the Company and additional share capital of HK$730,000 and share premium of HK$36,648,000 (before issue expenses).

Subsequent to the balance sheet date, on 2 January 2006, a total of 1,500,000 share options were granted to certain of the senior management of the Company in respect of their service to the Group in the forthcoming year. These share options have an exercise price of HK$3.60 per share and an exercise period from 3 January 2006 to 2 January 2016. The price of the Company's shares at the date of grant was HK$3.60 per share.

At the date of approval of these financial statements, the Company had 8,800,000 share options outstanding under the Scheme, which represented approximately 3% of the Company's shares in issue as at that date.

28. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 29 of the financial statements.

(b) Company

	Notes	Share premium account (Note (a)) HK$'000	Contributed surplus (Notes(a)&(b)) HK$'000	Share option reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2004		3,018	45,144	–	(32,392)	15,770
Exercise of share options		16,523	–	–	–	16,523
Net profit for the year		–	–	–	53,694	53,694
Interim dividend		–	–	–	(29,240)	(29,240)
Proposed final 2004 dividend		–	–	–	(34,113)	(34,113)
At 1 January 2005		19,541	45,144	–	(42,051)	22,634
Issue of shares	26	98,000	–	–	–	98,000
Repurchase of shares	26	(23,623)	–	–	–	(23,623)
Share options exercised	26	10,980	–	–	–	10,980
Share issue expenses	26	(2,552)	–	–	–	(2,552)
Equity-settled share option arrangements	27	–	–	4,340	–	4,340
Net profit for the year		–	–	–	51,443	51,443
Interim 2005 dividend	12	–	–	–	(25,612)	(25,612)
Proposed final 2005 dividend	12	–	–	–	(14,306)	(14,306)
At 31 December 2005		102,346	45,144	4,340	(30,526)	121,304

Notes:

(a) Under the Companies Law (2001 Second Revision) of the Cayman Islands, the share premium account and contributed surplus are distributable to the shareholders of the Company, provided that immediately following the date on which the Company's dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

(b) The contributed surplus of the Company represents the difference between the then combined net asset value of the subsidiaries acquired pursuant to the group reorganisation on 15 December 2001 over the nominal value of the shares of the Company's shares issued in exchange therefor.

29. ACQUISITION OF BUSINESS

During the year, the Group acquired certain outlets from its franchisees. These outlets are engaged in the retailing of furniture. The purchase consideration for the acquisition was in the form of cash, with HK$20,041,000 prepaid in 2004, HK$3,047,000 paid in 2005, and the remaining HK$2,565,000 unpaid as at the balance sheet date.

In 2004, the Group acquired the following assets and liabilities from an independent third party who was engaged in the manufacturing and sale of furniture products in Mainland China.

The fair values of the identifiable assets and liabilities of the acquired outlets as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were as follows:

		2005		2004
	Notes	**Fair value recognised on acquisition HK$'000**	**Carrying amount HK$'000**	Fair value recognised on acquisition HK$'000
Property, plant and equipment	14	**2,162**	**2,162**	238
Cash and bank balances		**–**	**–**	302
Trade receivables		**191**	**191**	–
Prepayments, deposits and other receivables		**1,953**	**1,953**	17,024
Inventory		**4,355**	**4,355**	–
Trade payables		**(3,964)**	**(3,964)**	(12,070)
Accruals and other payables		**(497)**	**(497)**	(10,151)
		4,200	**4,200**	(4,657)
Goodwill on acquisition	17	**21,454**		4,657
Satisfied by cash		**25,654**		5,197

29. ACQUISITION OF BUSINESS (CONTINUED)

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of business is as follows:

	2005 HK$'000	2004 HK$'000
Cash consideration	**(3,047)**	(5,197)
Cash and bank balances acquired	**–**	302
Net outflow of cash and cash equivalents in respect of the acquisition of business	**(3,047)**	(4,895)

Since its acquisition, the acquired outlets contributed HK$39,187,000 to the Group's turnover and HK$1,514,000 to the consolidated profit for the year ended 31 December 2005.

Had the combination taken place at the beginning of the year, the turnover and profit of the Group for the year would have been HK$416,819,000 and HK$78,330,000 respectively.

30. OPERATING LEASE ARRANGEMENTS

As lessee

The Group leases certain of its office buildings, retailing shops and warehouses under operating lease arrangements. Leases for the properties are negotiated for terms ranging from one to seven years.

At 31 December 2005, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2005 **HK$'000**	2004 HK$'000
Within one year	**17,385**	3,924
In the second to fifth years, inclusive	**30,331**	14,875
After five years	**4,049**	7,738
	51,765	26,537

31. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

During the current year, the Group paid HK$29,015,000 (2004: HK$64,555,000) to acquire property, plant and equipment.

32. COMMITMENTS

In addition to the operating lease commitments detailed in note 30 above, the Group and the Company had the following capital commitments at the balance sheet date:

	Group	
	2005	2004
	HK$'000	HK$'000
Contracted, but not provided for:		
– the construction of land and buildings	**1,327**	358
– the purchase of plant and machinery	**865**	–
– the acquisition of outlets of franchisees	**–**	6,354
	2,192	6,712

33. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group nor the Company had any significant contingent liabilities.

34. RELATED PARTY TRANSACTIONS

(a) In addition to the transaction detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Group	
	2005	2004
	HK$'000	HK$'000
Associate:		
Sale of products	**5,681**	–

The sales to the associate were made according to the published prices and conditions offered to the major customers of the Group.

(b) Outstanding balance with an associate:

Details of the Group's trade balance with its associate as at the balance sheet date is disclosed in notes 21 to the financial statements.

34. RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Compensation of key management personnel of the Group:

	Group	
	2005	2004
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**1,079**	710
Discretionary bonuses	**654**	662
Pension scheme contributions	**26**	25
Total compensation paid to key management personnel	**1,759**	1,397

Further details of directors' emoluments are included in note 8 to the financial statements.

35. POST BALANCE SHEET EVENT

On 2 January 2006, 1,500,000 share options were granted to certain of the senior management of the Group, as further detailed in note 27 to the financial statements.

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise its bank loan and cash. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been, throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are credit risk, liquidity risk and foreign currency exchange risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

Since the Group trades only with recongised and creditworthy third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans.

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Foreign currency exchange risk

The Group's investments in Mainland China are mainly through its subsidiaries and associate, which conduct business within Mainland China. Apart from interest payable, the repayment of a loan obtained to finance the acquisition of an office in Hong Kong and any potential future dividend of its subsidiaries and associate which may be declared to its shareholders, its major turnover, capital investment and expenses are denominated in Renminbi. The Group did not experience any difficulties in obtaining government approval for its necessary foreign-exchange purchases. During the year, the Group did not issue any financial instruments for hedging purposes.

37. COMPARATIVE AMOUNTS

As further explained in notes 2.2 and 2.4 to the financial statements, due to the adoption of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

38. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 26 April 2006.

36. 財務風險管理之目的及政策(續)

匯兌風險

本集團在中國之投資項目主要透過其附屬公司及聯營公司進行，該等公司在中國經營業務。除了應付之利息，為收購香港辦事處融資而取得之貸款之還款，以及附屬公司及聯營公司日後可能向其股東宣派之任何股息外，本集團之大部分營業額、資本投資及開支均以人民幣結算。本集團在申領政府批文以購買所需外匯方面，從未遇上任何困難。於本年度內，本集團並無就對沖目的而發行任何金融工具。

37. 可資比較的數額

誠如財務報表附註2.2及2.4所作的進一步詳釋，由於本集團於本年內採納全新香港財務報告準則，因此，為符合有關全新的規定，財務報表內若干項目及結餘的會計處理及呈列方式已作出相應的修訂。故此，將若干可資比較的數額重新歸類及重列，藉以符合本年度的呈列方式及會計處理。

38. 批准財務報表

董事會於二零零六年四月二十六日批准財務報表及認可刊發。

34. 關連人士交易(續)

(c) 本集團主要管理人員酬金：

	集團	
	二零零五年 千港元	二零零四年 千港元
薪金、津貼及實物利益	**1,079**	710
酌情花紅	**654**	662
退休金計劃供款	**26**	25
付予主要管理人員之酬金總額	**1,759**	1,397

有關董事酬金之詳情載於財務報表附註8。

35. 結算日後事項

於二零零六年一月二日，向本集團若干高級管理層授予1,500,000份購股權；其詳情載於財務報表附註27。

36. 財務風險管理之目的及政策

本集團的金融工具以銀行貸款及現金為主。持有該等金融工具之目的主要為本集團的經營籌措資金。此外，本集團擁有貿易應收款項及貿易應付款項等其他各種金融資產及負債，此乃由其經營間接產生。

年內，本集團一直對金融工具進行檢討，而承諾不會買賣金融工具乃本集團的政策。

本集團金融工具所涉及的主要風險為信貸風險、流動資金風險及匯兑風險。以下為董事會檢討並同意管理上述每項風險的政策之概要。

信貸風險

本集團僅與該等享負盛名兼信譽可靠的第三者進行交易。按照本集團的政策，所有擬按信貸期進行交易的客戶，必須經過信貸核實程序後，方可落實。此外，本集團會持續監察應收結餘的情況，而本集團的壞賬風險並不重大。

由於本集團僅與該等享負盛名兼信譽可靠的第三者進行交易，故不需要任何抵押。

流動資金風險

本集團的目的乃透過利用銀行貸款，在資金延續性與靈活性之間維持平衡。

32. 承擔

除上文附註30所述之經營租賃承擔外，本集團及本公司於結算日有下列資本承擔：

	集團	
	二零零五年	二零零四年
	千港元	千港元
已訂約但未撥備：		
－ 建造土地及樓宇	**1,327**	358
－ 購買廠房及機器	**865**	－
－ 收購特許經營店	**－**	6,354
	2,192	6,712

33. 或然負債

於結算日，本集團及本公司並無任何重大或然負債。

34. 關連人士交易

(a) 除在該等財務報表中其他地方所詳列之交易外，年內，本集團與關連人士有下列重大交易：

	集團	
	二零零五年	二零零四年
	千港元	千港元
聯營公司：		
銷售產品	**5,681**	－

向聯營公司之銷售乃按已刊發之價格及向本集團主要客戶提供之條件作出。

(b) 與聯營公司結餘：

於結算日，本集團給予其聯營公司之貸款詳情載於財務報表附註21。

29. 收購業務(續)

就收購業務之現金及現金等價物流出淨額分析如下：

	二零零五年 千港元	二零零四年 千港元
現金代價	**(3,047)**	(5,197)
已收購之現金及銀行結餘	**－**	302
就收購業務之現金及現金等價物流出淨額	**(3,047)**	(4,895)

自收購以來，所收購店舖對本集團營業額貢獻39,187,000港元，及截至二零零五年十二月三十一日止年度之綜合溢利貢獻1,514,000 港元。

假設合併於年初進行，則本年度本集團來自持續經營業務之營業額及本集團之溢利將分別為416,819,000港元及78,330,000港元。

30. 經營租賃安排

作為承租人

本集團根據經營租賃安排租用若干辦公室樓宇、零售店舖及倉庫。物業之租賃乃按介乎一年至七年之期限磋商。

於二零零五年十二月三十一日，本集團及本公司根據不可撤銷經營租賃之未來最低租賃付款於下列期間到期：

	集團	
	二零零五年 千港元	二零零四年 千港元
一年內	**17,385**	3,924
第二年至第五年(首尾兩年包括在內)	**30,331**	14,875
五年以上	**4,049**	7,738
	51,765	26,537

31. 綜合現金流量表之附註

年內，本集團已支付29,015,000港元(二零零四年：64,555,000港元)收購物業、廠房及設備。

29. 收購業務

年內，本集團自其總經銷商購入若干店鋪。該等店鋪從事零售傢俱。收購事項之購買代價乃以現金方式支付，於二零零四年預付20,041,000港元，於二零零五年支付3,047,000港元，餘額2,565,000港元於結算日尚未支付。

於二零零四年，本集團自獨立第三方購入下列資產及負債，該獨立第三方於中國內地從事製造及銷售傢俱產品。

所收購店鋪於收購日之可識別資產及負債之公平值及緊接收購事項前之相應賬面值如下：

	附註	二零零五年 收購時 確認之 公平值 千港元	二零零五年 賬面值 千港元	二零零四年 收購時 確認之 公平值 千港元
物業、廠房及設備	14	**2,162**	**2,162**	238
現金及銀行結餘		**–**	**–**	302
貿易應收款項		**191**	**191**	–
預付款項及其他應收款項		**1,953**	**1,953**	17,024
存貨		**4,355**	**4,355**	–
貿易應付款項		**(3,964)**	**(3,964)**	(12,070)
應計費用及其他應付款項		**(497)**	**(497)**	(10,151)
		4,200	**4,200**	(4,657)
收購產生之商譽	17	**21,454**		4,657
以現金方式支付		**25,654**		5,197

28. 儲備

(a) 集團

年內及過往年度，本集團儲備及其變動金額載於財務報表第25頁之綜合權益變動表。

(b) 公司

	附註	股份溢價賬 (附註(a)) 千港元	繳入盈餘 (附註(a)及(b)) 千港元	購股權儲備 千港元	累計虧損 千港元	總計 千港元
於二零零四年一月一日		3,018	45,144	–	(32,392)	15,770
行使購股權		16,523	–	–	–	16,523
年內純利		–	–	–	53,694	53,694
中期股息		–	–	–	(29,240)	(29,240)
擬派二零零四年末期股息		–	–	–	(34,113)	(34,113)
於二零零五年一月一日		19,541	45,144	–	(42,051)	22,634
發行股份	26	98,000	–	–	–	98,000
購回股份	26	(23,623)	–	–	–	(23,623)
已行使購股權	26	10,980	–	–	–	10,980
股份發行開支	26	(2,552)	–	–	–	(2,552)
股本結算購股權安排	27	–	–	4,340	–	4,340
年內純利		–	–	–	51,443	51,443
二零零五年中期股息	12	–	–	–	(25,612)	(25,612)
擬派二零零五年末期股息	12	–	–	–	(14,306)	(14,306)
於二零零五年十二月三十一日		102,346	45,144	4,340	(30,526)	121,304

附註：

(a) 根據開曼群島公司法(二零零一年第二次修訂本)，股份溢價賬及繳入盈餘可供分派予本公司股東，惟於緊隨建議派發股息當日後，本公司須有能力償還日常業務過程中到期支付之債務。

(b) 本公司之繳入盈餘指根據二零零一年十二月十五日集團重組所收購之附屬公司當時之合併資產淨值高於本公司為作交換所發行股份之面值之差額。

27. 購股權計劃(續)

年內已授出之購股權之公平值乃4,340,000港元。

年內已授之股本結算購股權之公平值乃於授出日期使用二項式期權定價模式進行估計，並計入購股權之授出條款及條件。下表列示截至二零零五年十二月三十一日止年度所使用模式之輸入參數：

股息收益率(%)	3.22－5.45
預期波動性(%)	41－60
過往波動性(%)	41－60
無風險利率(%)	0.79－3.34
購股權預期期限(年)	0.75
行使價(港元)	4.57－7.45
於授出日期之股價(港元)	4.40－7.45

購股權之預期期限乃根據過去三年之歷史數據計算，並未必代表可能產生之行使模式。預期波動性乃假設過往波動性乃代表未來趨勢，亦未必代表實際結果。

概無已授購股權之其他特色納入公平價值之計算中。

年內已行使之2,400,000份購股權導致發行本公司2,400,000股普通股及新股本240,000港元及股份溢價(未計發行開支)10,980,000港元，其進一步詳情載於財務報表附註26。

於結算日，本公司根據該計劃有7,300,000份尚未行使之購股權。根據本公司現行股本架構，全面行使餘下購股權將會引致發行本公司7,300,000股額外普通股，及額外股本730,000港元及股份溢價(未計發行開支)36,648,000港元。

於結算日後，於二零零六年一月二日，本公司就本公司若干高級管理層於來年提供之服務向彼等授出合共1,500,000份購股權。該等購股權之行使價為每股3.60港元，及行使期間為由二零零六年一月三日起至二零一六年一月二日止。本公司股份於授出日期之價格為每股3.60港元。

於批准該等財務報表日期，本公司根據計劃有8,800,000份購股權尚未行使，佔本公司於該日已發行股份之約3%。

27. 購股權計劃（續）

年內根據計劃未行使之購股權詳情如下：

參與者 姓名或類別	購股權數目 年初	年內授出	年內行使	年內註銷	年內沒收	年終	購股權 授出日期*	行使日期	本公司股價*** 每股 行使價** 港元	購股權 授出日期 港元	緊接 行使日期前 港元	購股權 行使日期 港元
董事												
Donald H. Straszheim博士	800,000	–	–	–	–	800,000	28/9/2004	29/9/2004至28/9/2014	4.80	4.80	–	–
馬明輝	–	2,300,000	–	–	(2,300,000)	–	28/1/2005	29/1/2005至28/1/2015	5.85	5.85	–	–
邱忠航	–	200,000	–	–	–	200,000	8/4/2005	9/4/2005至8/4/2015	7.45	7.45	–	–
曹廣榮	–	200,000	–	(200,000)	–	–	8/4/2005	9/4/2005至8/4/2015	7.45	7.45	–	–
鄭鑄輝	–	200,000	–	–	–	200,000	6/9/2005	7/9/2005至6/9/2015	4.57	4.35	–	–
其他												
本集團高級管理層成員及其他僱員	–	2,400,000	–	–	–	2,400,000	24/2/2005	25/2/2005至24/2/2015	5.76	5.70	–	–
	100,000	–	–	–	–	100,000	28/9/2004	29/9/2004至28/9/2014	4.80	4.80	–	–
	6,000,000	–	(2,400,000)	–	–	3,600,000	15/10/2004	16/10/2004至15/10/2014	4.68	–	–	7.10
	6,100,000	2,400,000	(2,400,000)	–	–	6,100,000						
合計	6,900,000	–	(2,400,000)	–	–	4,500,000						
	–	5,300,000	–	(200,000)	(2,300,000)	2,800,000						
	6,900,000	5,300,000	(2,400,000)	(200,000)	(2,300,000)	7,300,000						

年內尚未行使之購股權對賬表附註：

* 購股權之歸屬期由授出日期起至行使期間開始為止。

** 如進行供股或派發紅股或本公司股本有其他類似變動，購股權之行使價須予調整。

*** 本公司股份於購股權授出日期所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。本公司股份於購股權行使日期之價格指所披露之購股權行使期間（於行使購股權前一天）股份在聯交所之加權平均收市價。

27. 購股權計劃

本公司設有一項購股權計劃(「計劃」)，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

根據計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目最多不得超過本公司已發行之有關類別證券(就此不包括計劃及本公司任何其他購股權計劃獲行使後所發行之股份)數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行及將予發行之股份總數超過本公司不時已發行股本之1%，則不得授予該人士任何購股權。

購股權可按計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知每位承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標，但董事會保留酌情權，可於若干表現指標達到時加快定期購股權之歸屬。

本公司股份根據計劃之認購價將由董事會釐定並通知予每名承授人。認購價將為以下三者之最高價：(i)股份之面值；及(ii)股份於授出日期在聯交所日報表所列之股份收市價;及(iii)股份於緊接授出日期前五個交易日在聯交所日報表所列股份之平均收市價。當購股權計劃內所述之接納表由承授人填妥、簽署及交回並就授出向本公司支付1.00港元之代價時，購股權應被視為已授予合資格參與人士(定義見計劃)及獲其接納。

購股權並不賦予持有人對股息之權利或於股東大會之投票權。

26. 股本（續）

年內，股本變動如下：

(a) 由於本公司購股權獲行使，本公司以認購價現金每股5.00港元發行20,000,000股每股面值0.10港元之股份，未扣開支前之現金代價總額為100,000,000港元。

(b) 2,400,000份購股權所附認購權按每股4.675港元之認購價獲行使，導致以總現金代價11,220,000.港元（未計開支）發行2,400,000股每股面值0.10港元之股份。

(c) 按介乎每股3.00港元至4.52港元之認購價購回5,952,000股每股面值0.10港元之股份，總現金代價為24,217,770港元。所有購回之股份隨後按股份面值595,200港元註銷；而每股購回價格超逾股份之面值之部分23,622,570港元由本公司記入股份溢價賬。

以下為年內本公司已發行股本上述變動之交易摘要：

	已發行股份數目	已發行股本	股份溢價賬	總計
		千港元	千港元	千港元
於二零零四年一月一日	232,566,000	23,257	3,018	26,275
已行使購股權	11,100,000	1,110	16,523	17,633
於二零零五年一月一日	243,666,000	24,367	19,541	43,908
已發行股份(a)	20,000,000	2,000	98,000	100,000
購回股份(c)	(5,952,000)	(596)	(23,623)	(24,219)
已行使購股權(b)	2,400,000	240	10,980	11,220
	16,448,000	1,644	85,357	87,001
股份發行開支	–	–	(2,552)	(2,552)
於二零零五年十二月三十一日	260,114,000	26,011	102,346	128,357

本公司購股權計劃詳情載於財務報表附註27。

25. 遞延税項

年內遞延税項負債變動如下：

遞延税項負債

集團

	二零零五年 重估租賃土地及樓宇 千港元
於二零零五年一月一日及於二零零五年十二月三十一日遞延税項負債總額	**6,363**

	二零零四年 重估租賃土地及樓宇 千港元
於二零零四年一月一日及於二零零四年十二月三十一日遞延税項負債總額	6,363

於二零零五年十二月三十一日，由於本集團並無因本集團若干附屬公司及聯營公司之未匯出盈利應付之税項產生額外之税項負債，因此，本集團並無就該等未匯出數額產生重大未確認遞延税項負債(二零零四年：無)。

本公司派付股息予其股東概無導致出現所得税後果。

26. 股本

股份

	二零零五年 千港元	二零零四年 千港元
法定：		
2,000,000,000股每股面值0.10港元之普通股（二零零四年：2,000,000,000股）	**200,000**	200,000
已發行及繳足：		
260,114,000 股每股面值0.10 港元之普通股（二零零四年：243,666,000股）	**26,011**	24,367

24. 計息銀行貸款

	實際利率 (%)	到期日	集團 二零零五年 千港元	集團 二零零四年 千港元
即期				
銀行貸款 — 已抵押	港元基準利率減2.6	2006	**607**	729

	實際利率 (%)	到期日	集團 二零零五年 千港元	集團 二零零四年 千港元
非即期				
銀行貸款 — 已抵押	港元基準利率減2.6	2007-2019	**11,731**	12,271

	集團 二零零五年 千港元	集團 二零零四年 千港元
分析為：		
銀行貸款：		
一年內	**607**	729
第二年	**902**	747
第三至第五年(包括首尾兩年)	**2,706**	2,659
五年以後	**8,123**	8,865
	12,338	13,000

本集團之銀行貸款乃以本集團位於香港之辦公室物業之按揭作抵押。於結算日，該辦公室物業之賬面淨值合共約為33,583,000港元(二零零四年：35,358,000港元)。

本集團即期借貸之賬面值與其公平值相若。本集團非即期借貸之賬面值及公平值如下：

	賬面值 二零零五年 千港元	賬面值 二零零四年 千港元	公平值 二零零五年 千港元	公平值 二零零四年 千港元
銀行貸款 — 已抵押	**11,731**	12,271	**11,731**	12,271

銀行貸款之公平值以預期未來現金流量按現行利率折現計算而得。

22. 現金及現金等價物

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元
現金及現金等價物	**119,313**	85,758	**456**	105

於結算日，本集團以人民幣計值之手頭現金及銀行結餘為58,986,000港元(二零零四年：38,992,000港元)。人民幣不可以自由兌換為其他貨幣。然而，在中國內地之外匯管理條例及結匯、售匯及付匯管理規定之限制下，本集團獲准許透過獲授權運作外幣兌匯業務之銀行將人民幣兌換為其他貨幣。

銀行現金乃按每日銀行存款利率計算之浮動利率計息。現金及現金等價物之賬面值與彼等之公平值相若。

23. 貿易應付款項

於結算日，根據發票日期計算之貿易應付款項之賬齡分析如下：

	集團	
	二零零五年	二零零四年
	千港元	千港元
30日內	**36,582**	38,519
31日至90日	**22,192**	30,858
91日至180日	**2,662**	286
181日至360日	**204**	4
360日以上	**122**	115
	61,762	69,782

20. 存貨

	集團	
	二零零五年	二零零四年
	千港元	千港元
原料	**23,024**	24,515
在製品	**12,213**	12,206
製成品	**64,020**	45,076
	99,257	81,797

21. 貿易應收款項

本集團與客戶之貿易條款以賒賬為主，惟新客戶除外，新客戶一般需預先付款。賒賬期一般為30至90日。每名客戶均設有信貸上限。本集團嚴格控制未結清之應收賬款，高級管理層定期對過期欠款之結餘進行評估。鑑於以上所述，及本集團應收貿易賬款與為數眾多之客戶有關，因此沒有重大集中信貸風險。應收貿易賬款不計利息。

於結算日，根據發票日期計算之減除撥備後貿易應收款項之賬齡分析如下：

	集團	
	二零零五年	二零零四年
	千港元	千港元
30日內	**10,604**	10,050
31日至90日	**4,473**	5,411
91日至180日	**2,959**	722
180日以上	**1,139**	36
	19,175	16,219

本集團貿易應收款項為應收聯營公司之款項2,073,000港元，該金額須按與該等提供予本集團客戶之相若信貸條款償還。

19. 於聯營公司之權益

	集團 二零零五年 千港元	二零零四年 千港元
應佔資產淨值	**313**	–
收購商譽	**6,682**	–
	6,995	–
聯營公司貸款	**972**	–
	7,967	–

聯營公司貸款為無抵押、免息，且無固定還款期。此等貸款之賬面值乃與其公平值相若。

本集團應收聯營公司貿易款項於財務報表附註21內披露。

聯營公司之詳情如下：

名稱	持有已發行股份詳情	註冊成立／註冊地點	本集團應佔所有權權益百分比	主要業務
Gold Power International Co., Ltd. (「Gold Power」)*	普通股股份	英屬處女群島	40	投資活動及零售傢俱

*： 未經香港安永會計師事務所或其他安永國際會計師事務所成員公司審核。

下表説明摘錄自本集團聯營公司財務報表之本集團聯營公司財務資料摘要：

	二零零五年 千港元
資產	**2,756**
負債	**1,974**
收益	**12,962**
溢利	**517**

18. 於附屬公司之權益(續)

以下詳列本公司於二零零五年十二月三十一日直接或間接持有之附屬公司(續):

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	本公司所佔股權百分比 間接	主要業務
Spring Valley Properties Limited*	英屬處女群島	香港	普通股 1美元	–	100	休業
Competent Holdings Limited*	英屬處女群島	香港	普通股 1美元	–	100	休業
Realink Investment Group Limited*	英屬處女群島	香港	普通股 1美元	–	100	投資業務

* 於年內成立。

附註:

1. 萬利寶乃根據日期為一九九九年六月十五日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及萬利寶營業期限為由一九九九年七月九日起計30年。

2. 富發乃根據日期為二零零三年三月十三日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及富發營業期限為由二零零三年四月二十二日起計20年。

3. 聖木威乃根據日期為二零零四年三月二十八日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及聖木威營業期限為由二零零四年五月十七日起計12年。

4. 裕發乃根據日期為二零零五年五月十日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及裕發營業期限為由二零零五年九月十四日起計20年。

5. 富利乃根據日期為二零零五年五月十日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及富利營業期限為由二零零五年十二月十日起計20年。

18. 於附屬公司之權益(續)

以下詳列本公司於二零零五年十二月三十一日直接或間接持有之附屬公司(續):

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	間接	主要業務
Lead Concept	英屬處女群島	香港	普通股 1美元	–	100	提供客戶服務
Smart Excel	英屬處女群島	香港	普通股 1美元	–	100	提供品質控制服務
Umbrella Group Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Coralview Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Ridgecrest Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Moffat Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Knollwood Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Sino Full	澳門	澳門	普通股 澳門幣100,000元	–	100	休業
Tomford Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
富利*	中國(附註5)	中國內地	註冊股本 25,000,000港元	–	100	休業
Censter International Limited*	英屬處女群島	香港	普通股 1美元	–	100	休業
Chitaly Furniture Global Limited*	英屬處女群島	香港	普通股 1美元	–	100	休業

18. 於附屬公司之權益(續)

以下詳列本公司於二零零五年十二月三十一日直接或間接持有之附屬公司：

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	本公司所佔股權百分比 間接	主要業務
Chitaly (BVI) Limited (「Chitaly BVI」)	英屬處女群島	香港	普通股 1,000美元	100	–	投資控股
香港皇朝傢俬集團有限公司	香港	香港	普通股 10,000港元	–	100	投資控股
中意傢俬有限公司	香港	香港	普通股 10,000港元	–	100	投資控股及售傢俱
萬利寶	中國(附註1)	中國內地	實繳註冊資本 5,700,000美元	–	100	製造及售賣傢俱
富發	中國(附註2)	中國內地	實繳註冊資本 20,000,000美元	–	100	製造及售賣傢俱
聖木威	中國(附註3)	中國內地	實繳註冊資本 18,000,000港元	–	100	製造及售賣傢俱
裕發*	中國(附註4)	中國內地	實繳註冊資本 10,000,000港元	–	100	製造及售賣傢俱
Wong Chiu	英屬處女群島	澳門	普通股 1美元	–	100	買賣傢俱
King Apex	英屬處女群島	香港	普通股 1美元	–	100	提供設計服務

17. 商譽(續)

於二零零四年十二月三十一日	集團 千港元
於二零零四年一月一日之成本，扣除累計減值	–
收購業務(附註29)	4,657
年內減值	(4,657)
於二零零四年十二月三十一日	–
於二零零四年十二月三十一日	
成本	4,657
累計減值	(4,657)
賬面淨值	–

商譽減值測試

商譽乃與收購業務有關。

由於本集團之收入主要來自銷售家居傢俱此單一分部，商譽已於集團層面進行減值測試。

商譽之可收回金額乃按使用價值計算基準釐定，而使用價值之計算法採用根據管理層批准之五年財務預算進行之現金流量預測，應用於現金流量預測之折讓率經考慮中國內地大型金融機構向企業提供之貸款利率後釐定，而每年增長率則與行業平均增長率一致。

計算二零零五年十二月三十一日上述現金產生單位之使用價值時須採用重大假設。以下為管理層就商譽減值測試所依據之現金流量預測而作出之重大假設:

預算毛利率 - 釐定預算毛利率數值之基準為緊接預算年度前一年所錄得之平均毛利率，並就效率改善及預期市場發展而調整。

折現率 - 所使用之折現率為除稅前，並反映與相關行業有關之特定風險。

18. 於附屬公司之權益

	公司 **二零零五年** **千港元**	 二零零四年 千港元
非上市股份，按成本值	**45,344**	45,344
應收附屬公司款項	**118,073**	36,238
	163,417	81,582

應收附屬公司款項為無抵押、免息，且無固定還款期。應收附屬公司款項之賬面值乃與其公平值相若。

16. 其他無形資產（續）

集團

	商標特許權 千港元
於二零零四年十二月三十一日：	
於二零零四年一月一日：	
成本	7,998
累計攤銷	(424)
賬面淨值	7,574
於二零零四年一月一日之成本，扣除累計攤銷	7,574
年內攤銷撥備	(282)
於二零零四年十二月三十一日	7,292
於二零零四年十二月三十一日及於二零零五年一月一日	
成本	7,998
累計攤銷	(706)
賬面淨值	7,292

17. 商譽

於二零零五年十二月三十一日	**集團 千港元**
於二零零五年一月一日：	
成本	**4,657**
累計減值	**(4,657)**
賬面淨值	**–**
於二零零五年一月一日之成本，扣除累計減值	**–**
收購業務（附註29）	**21,454**
於二零零五年十二月三十一日	**21,454**
於二零零五年十二月三十一日：	
成本及賬面淨值	**21,454**

15. 土地租賃預付款項

	集團及公司	
	二零零五年 千港元	二零零四年 千港元 (重列)
於一月一日之賬面值		
先前申報	–	–
採納香港會計準則第17號之影響(附註 2.2(a))	**638**	–
重列	**638**	–
年內添置	**13,219**	672
年內確認	**(12)**	(34)
匯兑調整	**15**	–
於十二月三十一日之賬面值	**13,860**	638
預付款項、訂金及其他應收款項之即期部分	**(188)**	(11)
非即期部分	**13,672**	627

租賃土地按長期租約持有並位於中國內地。

16. 其他無形資產

集團

	商標特許權 千港元
於二零零五年十二月三十一日：	
於二零零五年一月一日之成本，扣除累計攤銷	**7,292**
年內攤銷撥備	**(758)**
匯兑調整	**144**
於二零零五年十二月三十一日	**6,678**
於二零零五年十二月三十一日：	
成本	**7,998**
累計攤銷	**(1,320)**
賬面淨值	**6,678**

14. 物業、廠房及設備(續)

集團

	租賃土地及樓宇 千港元	廠房及機器 千港元	傢俱、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	總計 千港元 (重列)
於二零零四年十二月三十一日						
於二零零四年一月一日:						
成本或估值	86,786	40,463	3,224	4,174	9,152	143,799
累計折舊	(5,982)	(8,532)	(1,615)	(1,077)	–	(17,206)
賬面淨值	80,804	31,931	1,609	3,097	9,152	126,593
於二零零四年一月一日,						
扣除累計折舊	80,804	31,931	1,609	3,097	9,152	126,593
添置	41,647	18,659	1,616	2,025	405	64,352
收購業務(附註29)	91	21	85	41	–	238
出售	–	–	–	(722)	–	(722)
年內折舊撥備	(5,133)	(7,406)	(853)	(1,178)	–	(14,570)
轉撥	–	9,152	–	–	(9,152)	–
匯兌調整	129	51	3	5	15	203
於二零零四年十二月三十一日,						
扣除累計折舊	117,538	52,408	2,460	3,268	420	176,094
於二零零四年十二月三十一日:						
成本或估值	128,653	68,346	4,928	5,248	420	207,595
累計折舊	(11,115)	(15,938)	(2,468)	(1,980)	–	(31,501)
賬面淨值	117,538	52,408	2,460	3,268	420	176,094
成本或估值分析:						
按成本	72,353	68,346	4,928	5,248	420	151,295
按於二零零四年十二月						
三十一日之估值	56,300	–	–	–	–	56,300
	128,653	68,346	4,928	5,248	420	207,595

本集團之租賃土地及樓宇位於中國內地,於二零零五年十二月三十一日之賬面淨值為114,871,000港元。租賃土地以長期租約持有。

本集團之租賃土地及樓宇乃二零零五年十二月三十一日經獨立專業估值師Castores Magi Surveyors Limited(「CMSL」)按公開市場及現有用途基準估值。

倘本集團之租賃土地及樓宇按歷史成本值減累計折舊及減值虧損入賬,賬面值將約為23,334,000港元。董事認為,該等物業按成本與按估值列值兩者並無重大差距。

13. 母公司普通股本持有人應佔每股盈利（續）

	股份數目 二零零五年	股份數目 二零零四年
股份		
計算每股基本盈利所使用之年內已發行普通股加權平均數	**252,549,000**	239,693,000
攤薄影響－普通股之加權平均數：		
購股權	**601,000**	5,485,000
	253,150,000	245,178,000

14. 物業、廠房及設備

集團

	租賃土地及樓宇 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俱、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	總計 千港元
於二零零五年十二月三十一日							
於二零零四年十二月三十一日及於二零零五年一月一日							
成本或估值	128,653	–	68,346	4,928	5,248	420	207,595
累計折舊	(11,115)	–	(15,938)	(2,468)	(1,980)	–	(31,501)
賬面淨值	117,538	–	52,408	2,460	3,268	420	176,094
於二零零五年一月一日，扣除累計折舊	117,538	–	52,408	2,460	3,268	420	176,094
添置	3,043	6,614	5,491	3,646	2,648	13,916	35,358
收購業務（附註29）	–	1,847	–	164	151	–	2,162
出售	–	–	–	(4)	(57)	–	(61)
年內折舊撥備	(7,249)	(874)	(7,320)	(1,317)	(1,344)	–	(18,104)
轉撥	265	–	–	–	–	(265)	–
匯兌調整	1,274	–	1,211	49	46	9	2,589
於二零零五年十二月三十一日：扣除累計折舊	114,871	7,587	51,790	4,998	4,712	14,080	198,038
於二零零五年十二月三十一日：							
成本或估值	133,434	8,461	75,401	8,825	8,069	14,080	248,270
累計折舊	(18,563)	(874)	(23,611)	(3,827)	(3,357)	–	(50,232)
賬面淨值	114,871	7,587	51,790	4,998	4,712	14,080	198,038
成本或估值分析：							
按成本	77,134	8,461	75,401	8,825	8,069	14,080	191,970
按於二零零五年十二月三十一日之估值	56,300	–	–	–	–	–	56,300
	133,434	8,461	75,401	8,825	8,069	14,080	248,270

10. 稅項（續）

King Apex International Limited（「King Apex」）、Lead Concept Development Limited（「Lead Concept」）及 Smart Excel International Limited（「Smart Excel」）分別從事提供質量控制、設計及客戶服務。就該等附屬公司於中國之營運而產生之估計應課稅溢利之稅項撥備於本年度乃按中國企業所得稅率即33%計算。

11. 股本持有人應佔日常業務純利

列於本公司截至二零零五年十二月三十一日止年度財務報表之股本持有人應佔日常業務純利約為51,443,000港元（二零零四年：53,694,000港元）（附註28）。

12. 股息

	集團	
	二零零五年	二零零四年
	千港元	千港元
中期股息－每股普通股9.5仙（二零零四年：12.0仙）	**25,612**	29,240
擬派末期股息－每股普通股5.5仙（二零零四年：14.0仙）	**14,306**	34,113
	39,918	63,353

年內擬派末期股息須待本公司股東於將舉行之股東週年大會上批准。

13. 母公司普通股本持有人應佔每股盈利

每股基本盈利乃根據年內母公司普通股本持有人應佔本年度純利及年內已發行普通股加權平均數計算。

年內，每股攤薄盈利金額乃以母公司普通股本持有人應佔本年度純利為基準計算。年內，用作此項計算之普通股加權平均數，此數目同時用於計算每股基本盈利；加權平均數被假設為已於年內行使或轉換所有具攤薄影響之購股權而獲無代價發行。

每股基本及攤薄盈利乃根據以下計算：

	二零零五年	二零零四年
	千港元	千港元
盈利		
計算每股基本盈利所使用之母公司股本持有人應佔純利	**78,192**	108,002

10. 稅項(續)

以本公司及其大部分附屬公司註冊國家之法定稅率計算適用於除稅前溢利之稅項開支與以有效稅率計算之稅項開支對賬，及適用稅率(即法定稅率)與有效稅率對賬如下：

	集團	
	二零零五年 千港元	二零零四年 千港元
除稅前溢利	**80,446**	131,857
以24.0%稅率計算(二零零四年：24.0%)	**19,307**	31,646
香港較低之稅率17.5%(二零零四年：17.5%)	**891**	355
中國較低之稅率10.5%(二零零四年：10.5%)	**(3,925)**	(3,918)
澳門較低之稅率15.75%(二零零四年：15.75%)	**(2,183)**	(4,463)
無需繳稅之收入	**(1,442)**	(7)
不可扣稅之開支	**2,479**	640
稅收優惠期之影響		
萬利寶(廣州)家具有限公司(「萬利寶」)	**(535)**	(708)
廣州富發家具有限公司(「富發」)	**(233)**	–
以往期間之當期稅項調整	**(14,707)**	–
動用以往期間之稅項虧損	**(659)**	–
未確認之稅項虧損	**–**	659
其他	**3,261**	(349)
按有效所得稅率2.8%(二零零四年：18.1%)	**2,254**	23,855

Hong Kong Wong Chiu Furniture Holding Limited(「Wong Chiu」)之澳門利得稅乃按年內估計應課稅溢利按法定稅率15.75%計算。Wong Chiu從事家具之買賣。

根據澳門特區之離岸業務法規，澳門離岸機構Sino Full Macao Commercial Offshore Limited(「Sino Full」)獲豁免所有澳門稅項，包括所得稅、工業稅及印花稅。

根據中國外資企業所得稅法，本公司於中國廣州及東莞成立之全資附屬公司萬利寶、富發、廣州裕發家具有限公司(「裕發」)及廣州富利家具有限公司「富利」)及東莞聖木威家具有限公司(「聖木威」)按優惠稅率24%繳納企業所得稅，並於首兩個獲利之經營年度免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。

本年度，萬利寶之所得稅率為15%，乃由於其為第三個獲利年度。由於裕發及富利自其分別於二零零五年九月十四日及二零零五年十二月十二日成立以來之籌備時期，而富發為首個盈利年度，因此本年度概無撥備企業所得稅。此外，聖木威尚未自當地稅務機構取得稅項優惠之書面批准，因此，聖木威於本年度適用之企業所得稅率為24%。

財務報表附註

於二零零五年十二月三十一日

9. 五位最高薪人士

年內五位最高薪人士包括三位(二零零四：三位)執行董事，酬金詳情載於上文附註8。其餘兩位(二零零四年：兩位)最高薪人士並非董事，酬金詳情如下：

	集團	
	二零零五年	二零零四年
	千港元	千港元
基本薪金、其他津貼及實物利益	**1,079**	710
酌情花紅	**654**	662
退休金計劃供款	**26**	25
	1,759	1,397

按酬金範圍計算非董事最高薪人士之數目如下：

	僱員人數	
	二零零五年	二零零四年
零至1,000,000港元	**2**	2

年內，本集團並無為了吸引該五位最高薪人士加入本集團或於彼等加入本集團時或因補償離職而支付任何款項(二零零四年：無)。

10. 稅項

由於本集團於年內並無於香港產生任何應課稅溢利，故此並無按17.5%稅率(二零零四年：17.5%)為香港利得稅作出撥備。於其他地方之應課稅溢利稅項已按本集團經營所在國家之現行法例、詮釋及慣例據當時適用稅率計算。

	集團	
	二零零五年	二零零四年
	千港元	千港元
集團：		
即期 — 澳門利得稅	**5,754**	8,518
即期 — 中國企業所得稅	**11,207**	15,337
於過往年度中國企業所得稅之超額撥備	**(14,707)**	—
年度稅項支出	**2,254**	23,855

8. 董事酬金(續)

(b) 執行董事：

	袍金 千港元	薪金、津貼 及實物利益 千港元	酌情花紅 千港元	僱員 購股權福利 千港元	退休金 計劃供款 千港元	總計 千港元
二零零五年						
執行董事：						
謝錦鵬先生	**300**	**3,250**	**250**	**–**	**–**	**3,800**
林岱先生	**300**	**2,808**	**216**	**–**	**–**	**3,324**
林寧女士	**150**	**300**	**–**	**–**	**–**	**450**
馬明輝先生	**275**	**2,020**	**180**	**1,932**	**–**	**4,407**
	1,025	**8,378**	**646**	**1,932**	**–**	**11,981**
二零零四年						
執行董事：						
謝錦鵬先生	280	3,129	275	–	–	3,684
林岱先生	280	2,689	241	–	–	3,210
林寧女士	280	484	75	–	–	839
	840	6,302	591	–	–	7,733

年內，董事概無根據任何安排放棄或同意放棄領取酬金。

年內，本集團亦無為了吸引董事加入本集團或於彼等加入本集團時或因補償離職而支付董事任何款項(二零零四年：無)。

年內，就董事向本集團提供服務而授予該等董事2,900,000份購股權，詳情載於財務報表附註27。年內所授購股權之公平價值於收益表中攤銷並於授出日期釐定，亦包括在上文所披露之董事酬金之內。

8. 董事酬金

按聯交所證券上市規則(「上市規則」)及香港公司條例第161條披露年內本公司董事之酬金如下：

	集團 二零零五年 千港元	集團 二零零四年 千港元
袍金	**1,651**	1,380
其他酬金：		
薪金、津貼及實物利益	**8,378**	6,302
酌情花紅	**646**	591
僱員購股權福利	**2,492**	–
	13,167	8,273

(a) 獨立非執行董事

	二零零五年 袍金 千港元	二零零五年 僱員購股權福利 千港元	二零零四年 袍金 千港元
Donald H. Straszheim博士	**312**	–	60
曹廣榮先生	**120**	**202**	240
馬明輝先生	**20**	–	240
丘忠航先生	**114**	**202**	–
鄭鑄輝先生	**60**	**156**	–
	626	**560**	540

年內並無其他應付獨立非執行董事之酬金(二零零四年：無)。

6. 除稅前溢利

本集團之除稅前溢利乃經扣除／(計入)以下各項得出：

	附註	二零零五年 千港元	二零零四年 千港元
已售貨品成本		**274,282**	253,055
折舊	14	**18,104**	14,570
商標特許權攤銷*	16	**758**	282
出售物業、廠房及設備之虧損		**27**	722
研究及開發成本		**1,903**	652
有關樓宇之經營租約租金		**15,676**	3,818
核數師酬金		**2,380**	1,680
員工福利開支(不包括董事酬金(附註8))			
工資及薪金		**57,164**	43,089
股本結算購股權開支		**4,340**	—
退休金計劃供款		**913**	801
		62,417	43,890
商譽：	17		
年內減值*		**—**	4,657
匯兌虧損淨額		**239**	115
利息收入		**(1,187)**	(222)
服務收入		**(41,229)**	(32,783)
出售按公平值列賬於損益表處理之股本投資／短期投資收益		**(1,243)**	(259)
按公平值列賬於損益表處理之股本投資／短期投資之股息收入		**—**	(251)

* 年度內商標特許權攤銷及商譽年內減值已計入綜合收益表「行政開支」內。

7. 融資成本

	集團 二零零五年 千港元	 二零零四年 千港元
銀行貸款利息	**453**	—

5. 收入、其他收入及收益

收入亦即本集團營業額，指出售貨品之發票淨值，經扣除退貨及貿易折扣。

本集團之收入、其他收入及收益分析如下：

	二零零五年 千港元	二零零四年 千港元
收入	**413,257**	403,766
其他收入及收益		
銀行利息收入	**1,187**	222
服務收入	**41,229**	32,783
出售按公平值列賬於損益表處理之股本投資／短期投資收益	**1,243**	259
按公平值列賬於損益表處理之股本投資／短期投資股息收入	**–**	251
其他	**7,023**	1,193
	50,682	34,708
	463,939	438,474

4. 分類資料

分類資料須以兩種分類方式呈列：(i) 以主要分類報告方式，即對本集團而言以業務類別劃分；及(ii) 以次要分類報告方式，即對本集團而言以地區劃分。

本集團逾90%之收入及資產乃源自銷售家居傢俱，因此，並不提供其他業務分類資料。

於確定本集團之地區分類時，收入及業績乃根據客戶所處地點歸類，資產則根據資產所在地歸類。本集團按地區分類分析之收入、資產及資本開支如下：

	二零零五年 千港元	二零零四年 千港元
分類收益		
中華人民共和國(「中國」)之銷售	**400,671**	399,543
亞洲其他地區之銷售	**10,520**	3,890
澳洲之銷售	**418**	88
南非之銷售	**–**	245
歐洲之銷售	**1,648**	–
	413,257	403,766

	分類資產		資本開支	
其他分類資料	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
中國內地	**443,135**	339,962	**33,459**	27,904
香港	**99,355**	89,336	**1,879**	36,890
澳門	**2,326**	–	**20**	–
	544,816	429,298	**35,358**	64,794

2.5 主要會計政策概要(續)

外幣

財務報表以港元呈報，即本公司的功能及呈報貨幣。本集團內的實體各自決定其功能貨幣為何，各實體的財務報表項目均以所定功能貨幣計量。外幣交易初步按交易日的有關功能貨幣的匯率換算入賬。以外幣為計價單位的貨幣資產及負債，按有關功能貨幣於結算日的匯率再換算。所有匯兑差額撥入損益表處理。按歷史成本列賬、以外幣計量的非貨幣項目，採用初步交易日期的匯率換算。按公平值列賬、以外幣計量的非貨幣項目，採用釐定公平值日期的匯率換算。

海外附屬公司及聯營公司的功能貨幣並非港元。於結算日時，有關實體的資產與負債，按結算日的匯率換算為本公司的呈報貨幣，其收益表則按本年度的加權平均匯率換算為港元。因此而產生的匯兑差額，在外匯變動儲備中列賬。出售外國實體時，就該項外國業務在權益中確認的遞延累計金額，會在收益表中確認。

就綜合現金流量表而言， 海外附屬公司之現金流量乃按現金流量當日之匯率換算為港元。年內海外附屬公司日常產生之現金流量乃按年內之加權平均匯率換算為港元。

3. 主要會計判斷及估計

估計不明朗因素

部分有關未來的主要假設及於結算日帶來估計不明朗因素的其他主要因素涉及重大風險，可導致未來財政年度內的資產及負債賬面金額須作出重大調整，有關主要假設於下文討論。

商譽減值

本集團每年最少釐定商譽是否減值一次。釐定時須估計商譽分配所在的現金產生單位的使用價值。估計使用價值時，本集團須估計現金產生單位的預期未來現金流量，亦須選擇合適的折現率，以計算該等現金流量的現值。於二零零五年十二月三十一日，商譽之賬面值為21,454,000港元(二零零四年：無)。更多詳情參見附註17。

2.5 主要會計政策概要(續)

僱員福利(續)

以股份支付的交易(續)

倘若以股權支付的購股權的條款有所變更，所確認的開支最少須達到猶如條款並無任何變更的水平。此外，倘若按變更日期計量，任何變更導致以股份支付的安排的總公平值有所增加，或對僱員帶來其他利益，則應就該等變更確認開支。

倘若以股權支付的購股權被註銷，應被視為已於註銷日期歸屬，任何尚未確認的授予購股權的開支，均會立刻確認，然而，若授予新購股權代替已註銷的購股權，並於授出日期指定為替代購股權，則已註銷的購股權及新購股權，均應被視為原購股權的變更，一如前段所述。

計算每股盈利時，未行使購股權的攤薄效應，反映為額外股份攤薄。

本集團已採納香港財務報告準則第2號有關以股權支付的購股權的過渡性條文，香港財務報告準則第2號僅應用於二零零二年十一月七日之後授出但於二零零五年一月一日尚未歸屬的以股權支付的購股權，以及二零零五年一月一日或之後授出的購股權。

借貸成本

直接涉及收購、興建及生產合資格資產(即需要一段時間準備始能作所擬定用途之資產)之借貸成本，乃作資本化為該等資產之成本一部分。當資產大致可作其擬定用途時，則不再將有關借貸成本資本化。以待作合資格資產支銷之特定借貸作為臨時投資所賺取之投資收入，於撥作資本之借貸成本中扣除。

有關借貸之折讓或溢價、有關安排借貸所產生之附屬成本，以及外幣貸款所產生之匯兑差額乃視作利息成本的調整，並於借貸期間確認為開支。

股息

董事建議之末期股息於資產負債表中股本項下列為保留溢利之獨立分配，直至末期股息於股東大會上獲股東批准為止。倘該等股息獲股東批准及宣派，則確認為負債。

由於本公司之組織章程大綱及細則授予董事宣派中期股息之權力，故中期股息乃同步建議及宣派。因此，中期股息於建議及宣派後即時確認為負債。

2.5 主要會計政策概要(續)

僱員福利

退休金計劃

本集團根據強制性公積金計劃條例為所有香港僱員推行界定供款強制性公積金退休福利計劃(「強積金計劃」)。供款根據僱員基本薪金之百分比作出,最高為每月1,000港元,並於供款根據強積金計劃之規則成為應付款項時於收益表中扣除。強積金計劃之資產獨立於本集團之資產,並由獨立管理基金持有。本集團僱主之供款於向強積金計劃作出供款時悉數歸屬於僱員,惟本集團之僱主自願供款乃根據強積金計劃之規則,於僱員可悉數獲取供款前離任時,退回本集團。

本集團於中國內地營業之附屬公司之僱員須參與由當地市政府管理之中央退休金計劃。該等附屬公司須向中央退休金計劃作出薪金成本20%之供款。該等供款根據中央退休金計劃之規則成為應付款項時於收益表中扣除。

以股份支付的交易

本公司實施購股權計劃,為對本集團業務成功作出貢獻的合資格參與者,提供激勵與獎勵。本集團僱員(包括董事)以股份支付交易的方式收取報酬,僱員提供服務作為收取股權工具的代價(「以股權支付的交易」)。

與僱員進行以股權支付的交易的成本,乃參照授出日期的公平值而計量。公平值根據二項式期權定價模式確定。評定以股權支付的交易的價值時,除了對本公司股份價格有影響的條件(「市場條件」)(如適用)外,並無將任何績效條件計算在內。

以股權支付的交易的成本,連同權益相應增加部分,在績效及/或服務條件獲得履行的期間(於有關僱員完全有權獲得授予之日(「歸屬日期」)結束)內確認。在歸屬日期前,每屆結算日確認的以股權支付的交易的累計開支,反映歸屬期已到期部分及本集團對最終將會歸屬的股權工具數目的最佳估計。在某一期間內在收益表內扣除或計入,乃反映累計開支於期初與期終確認時的變動。

對於已授出但尚未歸屬的購股權,不會確認任何開支,但視乎市場條件而決定歸屬與否的已授出購股權則除外,對於該類購股權而言,只要所有其他績效條件已經達成,不論市場條件是否達成,均會被視為已歸屬。

2.5 主要會計政策概要(續)

所得稅(續)

- 有關附屬公司及聯營公司投資產生的可扣減暫時性差額，只限於暫時性差額可能於可見將來轉撥及有應課稅溢利可供抵扣暫時性差額時，方會確認遞延稅項資產。

遞延稅項資產的賬面值於每個結算日檢討，並扣減至當不再可能有足夠應課稅溢利讓所有或部分遞延稅項資產被動用時為止。相反地，過往未被確認遞延稅項資產於每個結算日重新評估，如可能有足夠應課稅溢利讓所有或部分遞延稅項資產被動用時，則會予以確認。

遞延稅項資產及負債以預期適用於資產變現或負債清還期間的稅率衡量，根據於結算日已制定或大致上已制定的稅率(及稅務法例)計算。

倘若存在法律上可強制執行的權利，可將有關同一課稅實體及同一稅務機關的流動稅項資產及流動稅項負債以及遞延稅項互相抵銷，則對銷遞延稅項資產與遞延稅項負債。

收益確認

收益乃當經濟利益將會歸於本集團且能夠可靠計算時，按以下基準確認入賬：

- 銷售貨品及收益於擁有權之大部分風險及回報轉嫁予買方時確認入賬，惟本集團對所售貨品須不再具有一般與擁有權程度相當之管理權，亦無實際控制權；

- 利息收入以應計方式按金融工具的估計年期用實際利率將未來估計的現金收入折扣計算金融資產的賬面淨值；

- 服務收入於提供有關服務後入賬；及

- 投資收入於股東收取之權利被確立後入賬。

2.5 主要會計政策概要(續)

現金及現金等價物(續)

在資產負債表內，現金及現金等價物包括手頭現金及銀行存款，包括用途不受限制的定期存款。

準備

倘本集團因過往事件須承擔現時(法定或推定)的責任，且承擔該責任可能導致日後資源的外流，且對責任金額能夠可靠地估計，則確認準備。

在折現影響屬重大的情況下，確認的準備數額為預期承擔責任的未來支出於結算日的現值。任何因時間過去而導致的折現現值的增加額，在收益表中列作財務費用。

所得稅

所得稅包括本期稅項及遞延稅項。所得稅於收益表中確認，或若有關項目於相同或不同期間直接在股本中確認，則在股本中確認。

本期及以前期間的流動稅項資產及負債，按預期將從稅局收回或將支付予稅局的金額計量。

資產及負債於結算日之稅基與其於財務報告中的賬面值之間的所有暫時性差額，以負債法作出遞延稅項準備。

所有應課稅暫時性差額，均被確認為遞延稅項負債，惟：

- 因商譽或初次確認一項交易(非為業務合併)中的資產或負債所產生、對會計溢利或應課稅溢利或虧損不構成影響的遞延稅項負債除外；及

- 有關附屬公司投資所產生的應課稅暫時性差額(撥回暫時性差額的時間可受控制，而暫時性差額於可預見的將來可能不會撥回)除外。

所有可扣減暫時性差額及未動用稅項資產與稅務虧損結轉，均被確認為遞延稅項資產，惟只限於在有應課稅溢利可供對銷可扣減暫時性差額，以及結轉的未動用稅項資產及稅務虧損可予動用的情況下，惟：

- 有關可扣減暫時性差額的遞延稅項資產由初次確認一項交易(非為業務合併)中的資產或負債所產生、而交易時不對會計溢利或應課稅溢利或虧損構成影響除外；及

2.5 主要會計政策概要(續)

取消確認金融資產(適用於截至二零零五年十二月三十一日止年度)(續)
當以沽出及／或購入期權(包括現金交付的期權或其他)形式存在的繼續涉及已轉讓資產，其繼續涉及的程度以本集團可能回購轉讓資產的金額為限；除非為沽出資產的認沽期權(包括現金交付的期權或其他)以公平值計量外，本集團繼續涉及的程度則限於該已轉讓資產公平值及期權行使價兩者之較低者。

計息貸款及借貸
所有貸款及借貸初步按已收代價的公平值減直接應佔交易成本確認入賬。

初步確認後，計息貸款及借貸其後利用實際利息法按攤銷成本計算。

有關收益及虧損於負債取消確認時透過攤銷過程在溢利或虧損淨額中確認入賬。

取消確認金融負債(適用於截至二零零五年十二月三十一日止年度)
金融負債在其負債責任已解除或取消或過期時取消確認。

當現有金融負債被另一個相同借款人以極為不同的條款的負債代替，或現有負債條款被大幅修改，此負債交換或修改列為原有負債取消確認處理及確認一項新負債，兩者賬面值的差額在損益中確認。

存貨
存貨按成本及可變現淨值兩者之較低者入賬。成本按加權平均基準計算，在製品及製成品之成本包括直接材料、直接工資及按適當比例計算之間接製造費用及／或加工費用(倘適用)。可變現淨值按預計售價減去預計完成及出售所進一步產生之成本計算。

現金及現金等價物
在綜合現金流量表內，現金及現金等價物包括手頭現金及活期存款以及高流通性短期投資(即可隨時兑換為已知數額現金、價值變動風險不大及期限較短(一般不超過購買後三個月內)的投資)，減去須於催繳時立刻償還、作為本集團現金管理操作一部分的銀行透支。

2.5 主要會計政策概要(續)

金融資產減值(適用於截至二零零五年十二月三十一日止年度)
本集團於各結算日評估是否有客觀跡象表明一項金融資產或一類金融資產已出現減值。

以攤銷成本計價的資產
如果有客觀跡象表明以攤銷成本計值的貸款及應收款項已產生減損,資產的賬面價值與估算未來的現金流量(不包括尚未產生的未來信貸損失)以該金融資產的原始實際利率(即首次確認時計算的實際利率)折現的現值之間差額確認減損。有關資產的賬面值可直接沖減或通過備抵賬目作出抵減。有關減損在損益表中確認。

本集團首先對具個別重要性的金融資產進行評估,評估是否有客觀跡象顯示個別存有減值,並對非具個別重要性的金融資產進行評估,評估是否有客觀跡象顯示個別或共同存有減值。倘若經個別評估的金融資產(無論具重要性與否)確定並無客觀跡象顯示存有減值,該項資產會歸入一組具有相類信貸風險特性的金融資產內,並對該組金融資產是否存有減值共同作出評估。倘經個別評估減值的資產及其減值虧損會或將繼續確認入賬,有關資產不會納入共同減值評估之內。

以後期間,倘若減損的數額減少,而減少的原因客觀上與減損確認後所發生的事件相關,則先前確認的減值虧損可予以回撥。於回撥當日,倘若資產賬面值並無超出其攤銷成本,則任何減損的其後回撥將於收益表內確認入賬。

取消確認金融資產(適用於截至二零零五年十二月三十一日止年度)
金融資產(或一項金融資產的一部分或一組同類金融資產的一部分)在下列情況將取消確認:

- 收取該項資產所得現金流量的權利經已屆滿;
- 本集團保留收取該項資產所得現金流量的權利,惟須根據一項「轉付」安排,在未有嚴重延緩第三者的情況下,已就有關權利全數承擔付款的責任;或
- 本集團已轉讓其收取該項資產所得現金流量的權利,並(a)已轉讓該項資產的絕大部分風險及回報;或(b)並無轉讓或保留該項資產絕大部分風險及回報,但已轉讓該項資產的控制權。

本集團凡轉讓其收取該項資產所得現金流量的權利,但並無轉讓或保留該項資產的絕大部分風險及回報,且並無轉讓該項資產的控制權,該項資產將確認入賬,條件為本集團須持續涉及該項資產。持續涉及指本集團就已轉讓資產作出的一項保證,已轉讓資產乃以該項資產的原賬面值及本集團或須償還的代價數額上限(以較低者為準)計算。

2.5 主要會計政策概要（續）

投資及其他金融資產

適用於截至二零零四年十二月三十一日止年度：

短期投資

短期投資乃指持作交易用途的股本證券投資，按公平價值列賬，而公平價值則按個別投資基準根據其於結算日所報市價計算。證券公平價值變動所產生的盈虧會於產生的期間計入收益表或從中扣除。

適用於截至二零零五年十二月三十一日止年度：

根據香港會計準則第39號所界定之金融資產分類為以公平價值入賬的金融資產、貸款及應收款項及可供出售之金融資產（視情況而定）。金融資產於首次確認時以公平價值，另加（倘並非以公平價值計入損益表之投資）直接應佔交易成本計算。本集團於首次確認後釐定其金融資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

所有一般買賣之金融資產概於交易日（即本集團承諾購買該資產之日期）予以確認。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。

以公平值計入損益表的金融資產

劃分為持作交易的資產屬「以公平值計入損益表的金融資產」一類。金融資產如以短期賣出為目的而購買，則分類為持作交易資產。持作交易投資的盈虧在收益表中確認。

貸款及應收款項

貸款及應收款項為具有固定的或可確定現金付款，但在活躍市場中無報價的非衍生金融資產。該等資產用實際利息法計算攤銷成本。該等貸款及應收賬款遭取消確認、出現減值或進行攤銷時產生的盈虧計入該年度的收益表。

公平值

在金融市場活躍交易的投資的公平價值參考於結算日的市場收市買入報價。倘某項投資的市場不活躍，公平價值將採用估值方法確定。該等方法包括參考近期所進行的公平市場交易，其他大致類同金融工具的現行市場價格、現金流量折現分析和期權定價模型。

2.5 主要會計政策概要(續)

無形資產(不包括商譽)
無形資產之可使用年期乃評估為有限或無限。具有限年期之無形資產按可使用經濟年期攤銷，並於該無形資產出現減值跡象時評估減值。具有限可使用年期之無形資產之攤銷年期及攤銷方法須至少於每個結算日作檢討。

商標特許權
所購商標特許權以成本減任何減值虧損列賬並按其估計可使用年期10年以直線法計算攤銷。

研究與開發成本
所有研究成本於產生時在收益表中扣除。

僅當本集團可展示完成無形資產在技術上的可行性、使其可供使用或銷售、其完成有關項目的意向及使用或出售該資產的能力、該資產如何產生未來經濟利益、具有資源可完成有關項目及有能力於開發期間可靠計量開支時，開發新產品的項目所產生的開支將予以資本化，並作遞延處理。不符合此等標準的產品開發成本於產生時列為費用。

租賃
凡將資產擁有權絕大部分風險及回報(法定業權除外)轉入本集團之租約，均列為融資租約。於融資租約開始時，租賃資產成本值按最低租金現值撥充資本，並連同有關債務(不包括利息)一併記錄，以反映收購及融資。撥充資本之融資租約之資產已列入物業、機器及設備內，並按租約期及資產估計可使用年期兩者之較短者折舊。於租約期間，該等租約之融資費用乃按一定期劃一比率在收益表中扣除。

資產擁有權絕大部分回報及風險仍然由出租人擁有的租約列為經營租約。倘若本集團為承租人，根據經營租約應予支付的租金於租期按直線法於收益表扣除。

經營租賃項下預付土地租賃款項初步按成本列賬，其後按租期以直線基準攤銷。當土地租賃款項不能於土地與樓宇之間可靠地分配時，土地租賃款項全數計入土地及樓宇之成本，作為物業、廠房及設備之融資租約處理。

2.5 主要會計政策概要(續)

物業、廠房及設備及折舊

除在建工程外，物業、廠房及設備乃以成本值減累計折舊及任何減值準備後列賬。物業、廠房及設備成本值包括其購買價及任何使資產達到可使用狀態及地點作擬定用途的直接應計成本。物業、廠房及設備投入運作後產生的開支，例如維修及保養開支，一般於產生期間自收益表中扣除。倘可清楚顯示該項支出會導致日後使用物業、廠房及設備所得的經濟利益增加，則該項支出將被資本化為該資產的附加成本。

經常進行估值，以確保重估資產之公平值與其賬面值區別不大。物業、廠房及設備價值改變以資產重估儲備之變動處理。若儲備總額不足以抵銷虧絀(按個別資產計算)，則多出之虧絀於收益表中扣除。其後重估產生之任何盈餘則計入收益表，惟不得超出先前所扣除之虧絀數額。出售已重估之資產時，就先前估值變現之固定資產重估儲備中之有關部分將轉撥至保留溢利作儲備變動處理。

扣除每項物業、廠房及設備的估計殘值後，折舊乃按其估計可使用年限以直線法計算 ，以撇銷其成本。就此所用的主要年率如下：

租賃土地及樓宇	5%
租賃物業裝修	33%
廠房及機器	10%
傢俬、裝置及辦公室設備	20%
汽車	20%

當一項物業、廠房及設備的眾多部分擁有不同使用期限，其成本以合理的基準分配給各部分及各部分獨立計算折舊。

於每個結算日審視及調整(如適當)殘值、使用期限及折舊方法。

物業、廠房及設備於出售或預期其使用或出售不會帶來將來經濟利益時取消確認。於資產取消確認年度的損益表中確認的出售或報廢損益，指銷售所得款項淨額與有關資產的賬面值兩者的差額。

在建工程指建造中的建築物，按成本值減任何減值準備列賬，並且不計算折舊。成本值包括建造的直接成本和資本化的有關借貸資金於建造期間的借款費用。在建工程於完成及適合使用時重新分類為適當類別的物業、廠房及設備。

2.5 主要會計政策概要(續)

關連方(續)

(c) 該方為本集團或其母公司主要管理層成員；

(d) 該方為上述(a)或(c)人士的家庭近親成員；

(e) 該方為一被上述(c)及(d)人士控制，共同控制或施加重大影響的實體，或上述(c)或(d)人士直接或間接擁有該實體重大投票權；或

(f) 該方為本集團或與本集團有關連實體的員工退休福利計劃。

資產減值

倘若出現任何減值跡象，或當有需要為資產(存貨及商譽除外)進行每年減值測試，則會估計資產的可收回金額。除非某類資產產生之現金流量不能獨立於其他資產或多項資產所產生之現金流量(在此情況下，可回收金額按資產所屬之現金產生單位釐定)，否則資產的可收回金額按資產或現金產生單位的使用價值與其公平價值減銷售成本之較高者計算，並按個別資產釐定。

當資產的賬面值超過其可收回金額時，減損方予確認。評估使用價值時是以除税前之折扣率計算預計未來之現金流量的現值，而該折扣率反映當時市場對金錢價值之評估及該項資產的特有風險。除非該資產以重估數額列賬，減損方根據有關會計政策就該重估資產處理，否則任何減損於產生當期之收益表內扣除。

每個結算日會評定是否有跡象顯示之前已確認的減損不再存在或減少。倘出現該等跡象，則會估計可收回金額。除非用以釐定資產的可收回金額的假設出現變動，否則之前確認的資產減損(商譽除外)不予撥回，惟撥回金額不得超過倘過往年度並無就資產確認減損而釐定的賬面值(經扣除任何折舊／攤銷)。撥回的減損於所產生期間的收益表入賬。除非資產以重估金額列賬，在該等情況下，撥回的減損按照該重估資產的有關會計政策入賬。

2.5 主要會計政策概要(續)

商譽(續)

就二零零五年一月一日或以後訂立協議之收購所得商譽

收購時所產生的商譽於綜合資產負債表中確認為資產，起初以成本計量及其後以成本減累計減值虧損列賬。就聯營公司而言，商譽列入其賬面值，而並非在綜合資產負債表內列為獨立的可識別資產。

商譽的賬面值每年審閱減值一次，或如果有事件發生或情況改變顯示賬面值有可能減值時，則增加審閱次數。

就減值測試而言，業務合併產生的商譽，由收購日起，分配到每個集團現金產生單位或期望合併後因協同效應而得益的現金產生單位組合，不管集團其他資產或負債有否分配到該等單位或單位組合。商譽分配到每個單位或單位組合：

- 代表集團內監測商譽作內部管理用途的最小部門；

- 不大於按照香港會計準則第14號－分部報告所釐定的集團主要或次要報告格式的一個分部。

減值以評估與商譽有關現金產生單位(現金產生單位組合)可收回之金額釐定。當現金產生單位(現金產生單位組合)可收回之金額少於賬面值時，確認減值虧損。

當商譽組成現金產生單位(現金產生單位組合)部分及單位內業務部分出售，與所出售業務有關的商譽於釐定出售業務損益時計入業務賬面值。在這情況下出售商譽按出售業務與保留現金產生單位部分之相對價值計量。

已確認之商譽減值虧損不會於以後期間回撥。

關連方

如屬以下情況，一方會被視為與本集團有關連：

(a) 該方直接或間接通過一間或多間中間機構，(i)控制本集團，被本集團控制或與本集團均受同一方的控制；(ii)持有可對本集團施加重大影響的本集團權益；或(iii)擁有對本集團的共同控制權；

(b) 該方為聯營公司；

2.4 會計政策變動之影響概要(續)

(b) 對於截至二零零五年及二零零四年十二月三十一日止年度之綜合收益表之影響

新政策之影響	採納以下準則之影響 香港財務報告準則 第2號 僱員購股權計劃 千港元
截至二零零五年十二月三十一日止年度	
行政開支之增加	(4,340)
溢利減少	(4,340)
每股基本盈利之減少	1.72仙
每股攤薄盈利之減少	1.71仙

會計政策變動對截至二零零四年十二月三十一日止年度之綜合收益表並無影響。

2.5 主要會計政策概要

附屬公司

附屬公司指本公司直接或間接控制其財務及經營政策，以便能從其業務中獲取利益的公司。

附屬公司的業績按照已收及應收股利計入本公司的收益表內。本公司對附屬公司的投資以成本值減任何減值虧損列賬。

聯營公司

聯營公司是指除附屬公司或共同控制實體以外，由本集團擁有一般不少於20%有表決權資本並可對其施加重大影響的公司。

本集團所佔聯營公司於收購後的業績及儲備已分別列入綜合收益表及綜合儲備內。本集團於聯營公司的權益，乃按權益法計算的本集團所佔資產淨值減任何減值虧損於綜合資產負債表內列示。收購聯營公司所產生的商譽已列為本集團於聯營公司的部分權益。

商譽

收購附屬公司產生的商譽指業務合併成本超出於收購當日本集團所購入被收購方可識別資產及負債及或然負債的淨公平值權益的差額。

2.3 已頒佈但尚未生效的香港財務報告準則之影響

香港會計師公會(「會計師公會」)已頒佈多項新訂及經修訂的香港財務報告準則，但並非強制適用於此等財務報表。本集團並無提早採用該等香港財務報告準則，但以下的新訂及經修訂香港財務報告準則對本集團首次採用期間的財務報表會有影響：

香港會計準則第1號(修訂)　　資本披露

香港會計準則第1號(修訂)將適用於二零零七年一月一日或之後開始的年度期間。經修訂之準則將影響本集團資本監控目標、政策及程序之定性資料、本公司資本之定量數據、任何資本規定遵例情況及違規後果之披露。

2.4 會計政策變動之影響概要

(a) 對綜合資產負債表之影響

於二零零五年一月一日 新政策之影響 (增加／(減少))	採納以下準則之影響 香港會計準則第17號[#] 土地租賃 預付款項 千港元
資產	
土地租賃預付款項	627
預付款項、訂金及其他應收款項	(627)
	–

於二零零五年十二月三十一日 新政策之影響 (增加／(減少))	採納以下準則之影響 香港會計準則第17號[#] 土地租賃 預付款項 千港元	採納以下準則之影響 準則第2號[#] 股本結算 購股權 安排 千港元	總計 千港元
資產			
土地租賃預付款項	13,672	–	13,672
預付款項、訂金及其他應收款項	(13,672)	–	(13,672)
負債／權益			
購股權儲備	–	4,340	4,340
保留溢利	–	(4,340)	(4,340)
	–	–	–

\# 調整／呈列已追溯生效

2.2 新訂及經修訂香港財務報告準則之影響(續)

採納其他香港財務報告準則之影響概述如下：

(a) **香港會計準則第17號－租賃**

於過往年度，持有自用之租賃土地及樓宇均以成本值或估值減累計折舊及任何減值虧損列賬。

採納香港會計準則第17號後，本集團的土地及樓宇租賃權益分為租賃土地及樓宇，本集團的租賃土地被分類為經營租賃，因為預期土地所有權不會於租約期滿時轉讓給本集團，並由固定資產重新分類為預付土地租賃賬款，而樓宇則繼續分類為物業、廠房及設備。經營租賃預付土地租賃賬款最初按成本列賬，隨後於租賃期以直線法攤銷。於租金未能在土地及樓宇項目之間可靠劃分時，則租金全數入賬為土地及樓宇成本，作為物業、廠房及設備項下之融資租賃。

這項會計政策的變動對綜合收益表及保留溢利並無影響。截至二零零四年十二月三十一日止年度綜合資產負債表的比較數字已經重列，藉以反映租賃土地的重新分類。

(b) **香港財務報告準則第2號－以股份為基礎之付款**

於過往年度，有關僱員(包括董事)獲授本公司股份購股權的股份支付交易，在僱員行使購股權之前毋須確認及計量，而所得款項則計入股本及股份溢價。

採納香港財務報告準則第2號後，當僱員(包括董事)提供服務以換取股本工具(「股本結算交易」)時，與僱員進行股本結算交易之成本，乃參照該等工具於授出日期的公平值而計量。

香港財務報告準則第2號對本集團的主要影響，是對該等交易的成本之確認，以及就僱員購股權對股權作出相應的入賬。有關以股份為基礎之付款之經修訂會計政策之進一步詳情，載於下文附註2.5「主要會計政策概要」。

本集團已採納香港財務報告準則第2號之過渡條文，據此，並未就(i)於二零零二年十一月七日或之前授予僱員之購股權；及(ii)於二零零二年十一月七日之後授予僱員但已於二零零五年一月一日前歸屬之購股權應用新計量政策。

由於本集團並無於二零零二年十一月七日起至二零零四年十二月三十一日止期間授出但於二零零五年一月一日尚未歸屬的任何僱員購股權，採納香港財務報告準則第2號對二零零三年十二月三十一日及二零零四年十二月三十一日之保留溢利並無構成影響。本集團已根據經修訂會計政策在本年度收益表內確認於年內授出之購股權成本。

採納香港財務報告準則第2號之影響概述於以下附註2.4。

2.2 新訂及經修訂香港財務報告準則之影響

以下為影響本集團及於本年度財務報表中首次採納之新訂及經修訂香港財務報告準則：

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計變更及誤差
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得税
香港會計準則第14號	分部報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士之披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號修訂	金融資產及金融負債的過渡及首次確認
香港財務報告準則第2號	以股份為基礎之付款
香港財務報告準則第3號	業務合併
香港－詮釋第4號	租賃－釐定香港土地租賃之租期

採納香港會計準則第2、7、 8、 10、 12、 14、 16、18、 19、 21、23、27、28、32、33、 36、37、38、39號、香港財務報告準則第3號及香港－詮釋第4號對本集團及本公司會計政策及本集團及本公司財務報表之計算方法並無重大影響。

採納香港會計準則第1號後，本集團應佔聯營公司收購後業績乃扣除本集團應佔聯營公司税項後呈列。

香港會計準則第24號將關連人士之定義擴大，影響本集團之關連人士披露。

1. 公司資料

中意控股有限公司為於開曼群島註冊成立之有限公司。本公司之註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, the Cayman Islands。

本公司之主要業務為投資控股。本公司附屬公司主要業務詳情載於財務報表附註18。年內附屬公司之主要業務之性質概無重大變動。

董事認為，本集團之母公司及最終控股公司為於英屬處女群島註冊成立之Crisana International Inc.。

2.1 編製基準

該等財務報表乃根據香港會計師公會所頒佈之香港財務報告準則(當中包括香港會計準則及釋義)、香港普遍採納之會計原則與香港公司條例之披露規定而編製。該等財務報表乃根據歷史成本慣例法而編製；惟按公平值計量之若干租賃土地及樓宇除外。除另有註明外，該等財務報表乃以港元呈列，而所有金額均調整至最接近之千元。

綜合基準

綜合財務報表包括截至二零零五年十二月三十一日止年度本公司及其附屬公司之財務報表。附屬公司之業績乃於收購日期(即本集團取得控制權之日期)起綜合列入賬目，並繼續綜合列賬直至該等控制權終止為止。所有重大之本集團內部公司交易及結餘已於綜合時對銷。

年內收購附屬公司乃採用購買法入賬。此一方法涉及分配業務合併之成本至所收購資產之公平值，以及自收購日期承擔之負債及或然負債之公平值。收購成本按已知資產、已發行股本工具及於交換日已產生或承擔之負債之公平值，加收購應佔直接成本之總額計量。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值應佔之權益。

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
於附屬公司之權益	18	**163,417**	81,582
流動資產			
預付款項、訂金及其他應收款項		**230**	–
現金及現金等價物	22	**456**	105
流動資產總額		**686**	105
流動負債			
其他應付款項及應計費用		**2,482**	573
流動負債總額		**2,482**	573
流動負債淨值		**(1,796)**	(468)
資產淨值		**161,621**	81,114
股本			
已發行股本	26	**26,011**	24,367
儲備	28	**121,304**	22,634
擬派末期股息	12	**14,306**	34,113
股本總額		**161,621**	81,114

謝錦鵬
董事

馬明輝
董事

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
投資活動之現金流出淨額		**(44,130)**	(69,390)
融資活動之現金流量			
發行股份所得款項淨額	26	**100,000**	–
股份發行開支	26	**(2,552)**	–
新訂銀行貸款		**–**	13,000
購回股份	26	**(24,219)**	–
行使購股權	26	**11,220**	17,633
償還銀行貸款		**(662)**	–
已付利息		**(453)**	–
已付股息		**(59,725)**	(57,148)
融資活動之現金流入／(流出)淨額		**23,609**	(26,515)
現金及現金等價物增加淨額		**33,794**	8,366
年初現金及現金等價物		**85,758**	77,392
匯率變動之影響淨額		**(239)**	–
年終現金及現金等價物		**119,313**	85,758
現金及現金等價物結餘分析			
現金及銀行結餘	22	**119,313**	85,758

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
經營業務現金流量			
除稅前溢利		**80,446**	131,857
經就下列各項作出調整：			
融資成本	7	**453**	–
應佔聯營公司溢利		**(207)**	–
利息收入	5, 6	**(1,187)**	(222)
出售物業、廠房及設備	6	**27**	722
折舊	6	**18,104**	14,570
確認土地租賃預付款項	15	**12**	34
其他無形資產攤銷	16	**758**	282
匯兌虧損，淨額	6	**239**	115
按公平值列賬於損益表處理之股本投資／短期投資之股息收入	5, 6	**–**	(251)
出售按公平值列賬於損益表處理之股本投資／短期投資之收益	5, 6	**(1,243)**	(259)
商譽減值	17	**–**	4,657
股本結算購股權開支	27	**4,340**	–
未計營運資金變動前經營溢利		**101,742**	151,505
存貨增加		**(13,105)**	(41,048)
貿易應收款項增加		**(3,789)**	(11,295)
預付款項、訂金及其他應收款項增加		**(21,599)**	(42,143)
貿易應付款項增加／(減少)		**(11,984)**	40,553
其他應付款項及應計費用增加		**3,241**	6,699
經營活動所產生之現金		**54,506**	104,271
已繳納所得稅		**(191)**	–
經營業務之現金流入淨額		**54,315**	104,271
投資活動之現金流量			
已收利息		**1,187**	222
購買物業、廠房及設備項目	31	**(29,015)**	(64,555)
土地租賃付款增加	15	**(13,219)**	(672)
出售物業、廠房及設備項目所得款項		**34**	–
收購業務	29	**(3,047)**	(4,895)
收購聯營公司		**(1,313)**	–
出售按公平值列賬於損益表處理之股本投資／短期投資之收益		**1,243**	259
按公平值列賬於損益表處理之股本投資／短期投資之股息收入		**–**	251
投資活動之現金流出淨額		**(44,130)**	(69,390)

綜合權益變動表

截至二零零五年十二月三十一日止年度

	附註	已發行股本 千港元	股份溢價賬 千港元	購股權儲備 千港元	資產重估儲備 千港元	匯兌波動儲備 千港元	保留溢利 千港元	擬派末期股息 千港元	總值 千港元
於二零零四年一月一日		23,257	3,018	–	20,150	(35)	90,576	–	136,966
匯兌調整		–	–	–	–	115	–	–	115
直接於股本中確認之年內總收入及開支		–	–	–	–	115	–	–	115
本年度純利		–	–	–	–	–	108,002	–	108,002
年內總收入及開支		–	–	–	–	115	108,002	–	108,117
已行使購股權	26	1,110	16,523	–	–	–	–	–	17,633
二零零四年中期股息	12	–	–	–	–	–	(29,240)	–	(29,240)
擬派二零零四年末期股息	12	–	–	–	–	–	(34,113)	34,113	–
於二零零四年十二月三十一日		24,367	19,541	–	20,150	80	135,225	34,113	233,476
於二零零五年一月一日		24,367	19,541	–	20,150	80	135,225	34,113	233,476
匯兌調整		–	–	–	–	7,234	–	–	7,234
直接於股本中確認之年內總收入及開支		–	–	–	–	7,234	–	–	7,234
本年度純利		–	–	–	–	–	78,192	–	78,192
年內總收入及開支		–	–	–	–	7,234	78,192	–	85,426
已宣派二零零四年末期股息	12	–	–	–	–	–	–	(34,113)	(34,113)
發行股份	26	2,000	98,000	–	–	–	–	–	100,000
購回股份	26	(596)	(23,623)	–	–	–	–	–	(24,219)
已行使購股權	26	240	10,980	–	–	–	–	–	11,220
股份發行開支	26	–	(2,552)	–	–	–	–	–	(2,552)
股本結算購股權安排	27	–	–	4,340	–	–	–	–	4,340
二零零五年中期股息	12	–	–	–	–	–	(25,612)	–	(25,612)
擬派二零零五年末期股息	12	–	–	–	–	–	(14,306)	14,306	–
於二零零五年十二月三十一日		26,011	102,346	4,340	20,150	7,314	173,499	14,306	347,966

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
非流動資產			
物業、廠房及設備	14	**198,038**	176,094
土地租賃預付款項	15	**13,672**	627
商譽	17	**21,454**	–
其他無形資產	16	**6,678**	7,292
聯營公司權益	19	**7,967**	–
非流動資產總額		**247,809**	184,013
流動資產			
存貨	20	**99,257**	81,797
貿易應收款項	21	**19,175**	16,219
預付款項、訂金及其他應收款項		**59,262**	61,511
現金及現金等價物	22	**119,313**	85,758
流動資產總額		**297,007**	245,285
流動負債			
貿易應付款項	23	**61,762**	69,782
其他應付款項及應計費用		**56,457**	49,623
計息銀行貸款	24	**607**	729
應付稅項		**59,930**	57,054
流動負債總額		**178,756**	177,188
流動資產淨值		**118,251**	68,097
總資產減流動負債		**366,060**	252,110
非流動負債			
計息銀行貸款	24	**11,731**	12,271
遞延稅項負債	25	**6,363**	6,363
非流動負債總額		**18,094**	18,634
資產淨值		**347,966**	233,476
股本			
已發行股本	26	**26,011**	24,367
儲備	28	**307,649**	174,996
擬派末期股息	12	**14,306**	34,113
總股本		**347,966**	233,476

謝錦鵬
董事

馬明輝
董事

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
收入	5	**413,257**	403,766
銷售成本		**(274,282)**	(253,055)
毛利		**138,975**	150,711
其他收入及收益	5	**50,682**	34,708
銷售及分銷成本		**(57,685)**	(16,948)
行政開支		**(50,606)**	(31,956)
其他開支		**(674)**	(4,658)
融資成本	7	**(453)**	—
應佔聯營公司溢利		**207**	—
除税前溢利		**80,446**	131,857
税項	10	**(2,254)**	(23,855)
母公司股本持有人應佔本年度溢利		**78,192**	108,002
股息	12		
中期股息		**25,612**	29,240
擬派末期股息		**14,306**	34,113
		39,918	63,353
母公司普通股本持有人應佔每股盈利	13		
基本		**30.96仙**	45.06仙
攤薄		**30.89仙**	44.05仙

ERNST & YOUNG
安 永 會 計 師 事 務 所

致：**中意控股有限公司**
(於開曼群島註冊成立之有限公司)
各股東

本核數師(以下簡稱「我們」)已完成審核刊於第27至80頁按照香港公認會計原則編製的財務報表。

董事及核數師各自之責任

貴公司董事須負責編製真實與公平的財務報表。在編製該等真實與公平的財務報表時，董事必須選取並貫徹採用合適的會計政策。我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並僅向作為一團體之股東報告，及不作其他用途。我們並不就本報告之內容向任何其他人士負上責任或承擔負債。

意見之基礎

我們是按照香港會計師公會頒佈的香港核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及有否貫徹運用並充份披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零五年十二月三十一日的財務狀況及　貴集團於截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露規定而妥善編製。

安永會計師事務所
執業會計師

香港
二零零六年四月二十六日

企業管治

本公司致力於保持企業管治常規之高標準。有關本公司採納企業管治常規之資料載於第9至13頁企業管治報告。

審核委員會

本公司已遵照上市規則第3.21條之規定成立審核委員會，以審核及監管本集團之財務報告程序及內部監控系統。審核委員會由本公司三名獨立非執行董事組成。

核數師

安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會

主席及執行董事
謝錦鵬

香港
二零零六年四月二十六日

主要股東及其他人士之股份權益

於二零零五年十二月三十一日，根據本公司按證券及期貨條例第336條須存置之權益登記冊所示，以下人士於本公司已發行股本及購股權中擁有5%或以上權益：

長倉：

名稱	附註	身份及權益性質	持有普通股數目	佔本公司已發行股本之百分比
Crisana	(a)	直接實益持有	71,450,000	27.47%
Lloyd George Investment Management (Bermuda) Ltd		直接實益持有	26,140,000	10.05%
Deutsche Bank Aktiengesellschaft		直接實益持有	13,000,000	5.00%
Fidelity International Limited		直接實益持有	15,970,000	6.14%
JP Morgan Chase & Co.		直接實益持有	21,132,000	8.12%

(a) Crisana持有之普通股悉數由董事謝錦鵬先生持有。

除以上所述外，於二零零五年十二月三十一日，根據按證券及期貨條例第336條須存置之登記冊所示，概無任何人士（其權益載於上文「董事及主要行政人員之股份、相關股份及債券之權益及短倉」）之本公司董事及主要行政人員於本公司股份或相關股份中擁有權益或短倉。

充足公眾持股量

根據本公司公開發表資料及據董事所知，於本報告日期本公司至少25%已發行股本總額由公眾持有。

結算日後事項

本集團結算日後重要事項之詳情載於財務報表附註35。

僱員及薪酬政策

本集團於二零零五年十二月三十一日共僱用3,200人（二零零四年：2,700人）。本集團之薪酬政策與其經營所在地之市場慣例一致，一般每年評估一次。除支付薪金外，尚有其他僱員福利，包括公積金、醫療保險及與表現掛鈎之花紅。本集團合資格之僱員及人士亦可獲得購股權。於二零零五年十二月三十一日，尚未行使之購股權為數約7,300,000份。

購股權計劃(續)

參與者姓名或類別	購股權數目 年初	年內授出	年內行使	年內註銷	年內失效	年終	授出購股權日期*	行使期	本公司股價*** 每股行使價** 港元	授出購股權當日 港元	緊接行使日前 港元	行使購股權當日 港元
其他												
本集團高級管理人員及其他僱員	–	2,400,000	–	–	–	2,400,000	24/2/2005	25/2/2005至24/2/2015	5.76	5.70	–	–
	100,000	–	–	–	–	100,000	28/9/2004	29/9/2004至28/9/2014	4.875	4.875	–	–
	6,000,000	–	(2,400,000)	–	–	3,600,000	15/10/2004	16/10/2004至15/10/2014	4.675	4.55	–	7.10
	6,100,000	2,400,000	(2,400,000)	–	–	6,000,000						
總計	6,900,000	–	(2,400,000)	–	–	4,500,000						
	–	5,300,000	–	(200,000)	(2,300,000)	2,800,000						
	6,900,000	5,300,000	(2,400,000)	(200,000)	(2,300,000)	7,300,000						

* 購股權歸屬權利期間乃由授出日期起計至行使期開始。

** 購股權行使價如因供股或派送紅股或本公司股本之其他類似變動則須予調整。

*** 於授出購股權當日披露之本公司股價乃於緊接授出購股權當日前之交易日於聯交所所報之收市價。於行使購股權當日披露之本公司股價乃於聯交所所報之收市價除以於披露限期內之所有購股權行使價之加權平均數。

購股權計劃（續）

年內，董事已採用二項式期權定價模式估計授予購股權之日所授出購股權價值：

承授人	年內授出購股權數目	購股權理論價值 千港元
馬明輝先生	2,300,000	1,932
曹廣榮先生	200,000	202
丘忠航先生	200,000	202
鄭鑄輝先生	200,000	156
其他僱員	2,400,000	1,848
	5,300,000	4,340

購股權價值隨若干主觀假設之不同變數之變化而變化。所使用變數之任何變化可能對購股權之公平價值之估計構成重大影響。

以下為年內根據計劃以每股授出代價1.00港元授出之購股權：

	購股權數目									本公司股價***		
參與者 姓名或類別	年初	年內授出	年內行使	年內註銷	年內失效	年終	授出購股權 日期*	行使期	每股 行使價** 港元	授出購股權 當日 港元	緊接 行使日前 港元	行使購股權 當日 港元
董事												
Donald H. Straszheim	800,000	–	–	–	–	800,000	28/9/2004	29/9/2004至 28/9/2014	4.875	4.875	–	–
馬明輝	–	2,300,000	–	–	(2,300,000)	–	28/1/2005	29/1/2005至 28/1/2015	5.85	5.85	–	–
丘忠航	–	200,000	–	–	–	200,000	8/4/2005	9/4/2005至 8/4/2015	7.45	7.45	–	–
曹廣榮	–	200,000	–	(200,000)	–	–	8/4/2005	9/4/2005至 8/4/2015	7.45	7.45	–	–
鄭鑄輝	–	200,000	–	–	–	200,000	6/9/2005	7/9/2005至 6/9/2015	4.57	4.35	–	–

購股權計劃

本公司設有一項購股權計劃(「計劃」),作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據該計劃,董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。該計劃於二零零二年四月二十六日生效,除非被取消或修改,否則由該日起有效十年。

根據該計劃及本公司不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目,最初不得超過本公司已發行之有關類別證券(就此不包括該計劃及本公司任何其他購股權計劃獲行使後所發行之股份)數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下,根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目,可經董事會增加,惟於所有未行使購股權獲行使後所發行股份之數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出購股權之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股份之1%,則不得授予該人士任何購股權。

購股權可按該計劃之條款於購股權計劃內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個別承授人。董事會可限制購股權之行使時限。行使購股權無須事先達到任何表現指標,但董事會保留酌情權,可於若干表現指標達到時加快定期購股權之歸屬。

計劃項下本公司股份之認購價經由董事會釐定並通知各承授人。認購價為以下三者之最高者:(i)股份面值;及(ii)授出之日(必須為交易日)聯交所日報表表示之股份收市價;及(iii)緊接授出之日前五個交易日聯交所日報表所示股價之平均收市價。倘購股權計劃所述之接納表格經承授人填妥、簽署及連同收款人為本公司、作為授出代價1.00港元之股款交回,則購股權被視為已授出,獲合資格參與者(定義見計劃)接納及生效。

於二零零五年十二月三十一日,根據計劃所授購股權而可發行之股份數目為7,300,000股,相當於本公司於該日之已發行股份之3%。於截至最近授出日止任何十二個月期內可授予每位合資格參與者而可發行之股份最高數目,限於本公司任何時候之已發行股份之1%。凡進一步授出之購股權超出此限額,均須獲股東於股東大會批准。

董事薪酬

董事袍金須於股東大會上獲股東批准。其他酬金由本公司董事根據董事職責、責任及表現及本集團業績釐定。

董事及主要行政人員之股份、相關股份及債券之權益及短倉

於二零零五年十二月三十一日，董事及主要行政人員於本公司或相聯法團(按證券及期貨條例第XV部之涵義)之股本及相關股份及債券中擁有須記錄於本公司根據證券及期貨條例第352條所存置之登記冊內之權益及短倉，或須根據上市發行人董事進行證券交易之標準守則須知會本公司及聯交所之權益及短倉如下：

於本公司普通股之長倉：

		持有股份數目、身份及權益性質					
董事姓名	附註	直接實益擁有	透過配偶或未成年子女	透過受控制公司	信託受益人	總計	佔本公司已發行股本之百分比
謝錦鵬	(a)	4,600,000	—	71,450,000	—	76,050,000	29.24%
馬明輝		200,000	—	—	—	200,000	0.08%
		4,800,000	—	71,450,000	—	76,250,000	29.32%

各董事於本公司之購股權權益獨立載於財務報表附註27。

附註：

(a) 本公司71,450,000股股份由於英屬處女群島註冊成立之Crisana International Inc.(「Crisana」)持有。於二零零五年十二月三十一日，謝錦鵬先生持有Crisana100%已發行股本。

概無董事純為若干附屬公司股東數目之最低規定而代本公司持有該等公司之非實益個人股權。

除以上所述外，於二零零五年十二月三十一日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有根據證券及期貨條例第352條須予記錄或根據上市發行人董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉。

董事購入股份之權利

除財務報表附註27購股權計劃所披露者外，年內任何時間任何董事或彼等各自之配偶或未成年之子女並無獲授或行使可藉購買本公司股份或債券而獲益之權利，而本公司、其控股公司或其任何附屬公司及同系附屬公司並無訂立任何安排使董事可於任何其他法人團體中獲取此等權利。

董事

年內本公司之董事如下：

執行董事

謝錦鵬先生
林岱先生
林寧女士　　（於二零零五年六月三十日辭任）
馬明輝先生　　（於二零零五年一月二十一日獲重新委任）

獨立非執行董事

Donald H. Straszheim博士
曹廣榮先生　　（於二零零五年六月五日身故）
丘忠航先生　　（於二零零五年一月二十一日獲委任）
鄭鑄輝先生　　（於二零零五年七月一日獲委任）

根據本公司組織章程細則第87條，三分之一董事須輪值告退，並有資格於應屆股東週年大會上重選。

根據本公司組織章程細則，本公司各董事（包括獨立非執行董事但不包括本公司董事會主席）須輪值告退及重選。

本公司已收到Donald H. Straszheim博士、丘忠航先生及鄭鑄輝先生獨立性年度確認函，而截至本報告日期仍視彼等具有獨立性。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳細履歷載於本年報第14至15頁。

董事之服務合約

謝錦鵬先生、林岱先生、林寧女士及曹廣榮先生已與本公司訂立服務合約，由二零零二年五月一日起計初訂兩年，其後自動繼續有效至任何一方發出不少於兩個月書面終止通知為止。

其他執行董事或獨立非執行董事概無與本公司訂立固定期限服務合約，但彼等須根據本公司組織章程細則有關輪值告退之規定於本公司股東週年大會上告退並重選。

除以上所述外，概無任何擬於應屆股東週年大會上競選連任之董事與本公司訂有本公司不支付賠償（法定賠償除外）即不可於一年內終止之服務合約。

購買、贖回或出售本公司上市證券

年內，本公司購回其於香港聯交所上市之若干股份，而該等股份隨後由本公司註銷。該等交易之進一步詳情載於財務報表附註26。

除以上披露者外，本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司上市證券。

儲備

年內本公司及本集團儲備之變動詳情載於財務報表附註28及綜合權益變動報表摘要。

可供分派儲備

於二零零五年十二月三十一日，按開曼群島公司法之條文所計算之本公司可供分派儲備達135,610,000港元，當中14,306,000港元已建議為年度末期股息。此外，本公司股份溢價賬中之147,490,000港元，可以繳足紅股之方式分派。

慈善捐款

年內，本集團慈善捐款總額為250,000港元(二零零四年：無)。

主要客戶及供應商

本集團五大客戶之銷售額佔本集團年內營業額約17.4%，本集團之最大客戶佔其中5.4%。本集團五大供應商佔年內總採購額約51%，最大供應商佔其中20%。

本公司董事或其任何聯繫人士或據董事所深知擁有本公司5%以上已發行股本之任何股東概無於本集團五大客戶中擁有任何實際權益。

財務資料摘要

以下為本集團於過去五個財政年度綜合／合併財務業績以及綜合／合併資產及負債之概要，乃按照以下附註之基準編製：

	截至十二月三十一日止年度				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元
		(重列)			
業績					
營業額	**413,257**	403,766	300,719	207,020	164,758
除稅前溢利	**80,446**	131,857	88,998	51,252	37,615
稅項	**(2,254)**	(23,855)	(11,754)	(6,738)	(5,138)
股東應佔日常業務純利	**78,192**	108,002	77,244	44,514	32,477
資產及負債					
非流動資產	**247,809**	184,013	134,167	75,662	45,319
流動資產	**297,007**	245,285	142,422	118,931	53,536
流動負債	**(178,756)**	(177,188)	(105,352)	(61,571)	(53,525)
非流動負債	**(18,094)**	(18,634)	(6,363)	(6,363)	—
	347,966	233,476	164,874	126,659	45,330

物業、廠房及設備

年內本集團物業、廠房及設備變動之詳情載於財務報表附註14。

股本及購股權

年內本公司股本及購股權之變動詳情分別載於財務報表附註26及27。

優先購股權

本公司之組織章程細則以及開曼群島之法例中並無任何有關優先購股權之條文，規定本公司按比例向現有股東發售新股。

中意控股有限公司(「本公司」)董事欣然提呈其報告以及本公司及其附屬公司(統稱「本集團」)截至二零零五年十二月三十一日止年度之經審核財務報表。

主要業務

本公司之主要業務為投資控股。附屬公司之主要業務之詳情載於財務報表附註18。年內本集團主要業務之性質並無任何重大變動。

業績及股息

本集團截至二零零五年十二月三十一日止年度之溢利及本公司以及本集團於該日之財務狀況載於第27至80頁之財務報表。

於二零零五年九月二十七日，派發中期股息每股普通股9.5仙。董事建議派發年度末期股息每股普通股5.5仙(附註12)予於二零零六年五月二十九日名列股東名冊之股東。此項建議已於財務報表之資產負債表之股本中列作保留溢利之分配。

分類資料

本集團營業額及主要業務對年度經營溢利之貢獻之分析載於財務報表附註4。

高級管理層

黃杰偉先生，36歲，本集團之財務總監。彼於二零零四年六月加盟本集團，負責財務策劃及投資者關係。彼於財務監控及申報方面擁有多年經驗。黃先生持有工商管理碩士學位，為澳洲會計師公會之會員。

陳永傑先生，34歲，本集團財務總監兼本公司公司秘書，負責本集團財務管理及公司秘書事務。彼持有莫納西大學商業學士學位。於二零零一年十月加入本集團前，彼曾於一間國際會計師事務所出任核數師，於核數、會計及財務工作方面擁有多年經驗。彼為香港會計師公會會員及澳洲執業會計師。

曾樂進先生，34歲，本集團內部審計部門經理。彼於一九九九年五月加入本集團，負責本集團內部審計及整體系統保證，於企業管理方面積逾十年經驗。彼持有廣東商學院大都會經濟及管理學士學位，主修統計學。

吳遠成先生，32歲，一般行政部門經理，於一九九九年加入本集團，負責一般行政、人事事務及後勤服務。彼畢業於西南農業大學經濟貿易學院，主修會計及審計。彼於公司行政方面擁有多年經驗。

董事

執行董事

謝錦鵬先生，51歲，本公司主席。彼於一九九七年創辦本集團，負責本集團之整體策略策劃及制訂公司政策。創辦本集團前，謝先生曾於一間香港上市公司出任副董事總經理。謝先生於國際貿易及中國貿易業務方面積逾十六年經驗，亦為香港會計師公會資深會員。

林岱先生，43歲，本公司副主席兼執行總裁，亦為本集團之共同創辦人。林先生負責本集團之整體策略策劃、銷售及分銷運作，以及業務及產品發展。創辦本集團前，彼於中國貿易及傢俱業務方面積逾十八年經驗。林先生現時為廣州傢俱協會副主席、中國傢俱協會執行理事及國際傢俬裝飾業（香港）協會常務理事及香港傢俬裝飾廠商總會永久會長，以及中南林學院建築工程學院傢俱設計之客席教授。

馬明輝先生，42歲，為多個中國及香港技術項目之發起人及早期投資者、加拿大安大略省特許會計師公會會員及曾於一間國際會計師行工作數年。馬先生於一九八五年獲取加拿大University of Calgary商學學士學位。

獨立非執行董事

Donald H. Straszheim博士，64歲，為獨立研究機構Straszheim Global Advisors之創辦人兼主管，並為Milken Institute副所長。彼持有美國普度大學（Purdue University）頒發之理學學士、理學碩士及博士學位。Straszheim博士於一九八五年至一九九七年期間擔任美林證券（Merrill Lynch and Co.）之首席經濟師，帶領美林證券之經濟研究工作。在位於紐約之美林證券工作時，彼為該公司之經濟事務主要發言人，並為該公司之全球經濟觀點定調。彼曾連續十年入選《Institutional Investor》之All-Star Team（股票或定息）。

鄭鑄輝先生，50歲，根據證券及期貨條例註冊之人士。自二零零零年以來，鄭先生一直擔任根據證券及期貨條例下之持牌法團Ceres Capital Limited 董事總經理， 而該公司提供企業財務顧問服務。鄭先生擁有銀行業、企業財務及投資逾二十八年經驗。彼於一九七六年取得加拿大蒙特利爾之Concordia University商學學士學位並於一九七七年取得加拿大多倫多York University工商管理碩士學位。目前，彼為金豐21投資控股有限公司（股份代號：2312）之執行董事、天安中國投資有限公司（股份代號：28）及卓健亞州有限公司（股份代號：593）之獨立非執行董事，所有該等公司均於香港聯合交易所有限公司（「聯交所」）上市。

丘忠航先生，35歲，中國北方企業投資基金有限公司執行董事。丘先生於一九九三年獲香港理工大學頒授會計學學士學位。彼現為香港會計師公會會員及英國特許公認會計師公會資深會員。丘先生於會計及公司財務方面具有約13年經驗，亦於會計及財務管理方面具有豐富經驗，知識淵博。

內部監控

儘管守則條文C.2.1條及上市規則有關內部監控之披露規定僅於二零零五年七月一日當日或以後開始之會計期生效，董事會謹此披露本公司內部監控之以下詳情：

獨立於本公司日常經營及會計職能之內部稽核部負責建立本集團內部監控架構，涵蓋所有重大監控事宜，包括財務、經營及合規監控。內部監控架構亦識別及管理風險。

內部稽核部亦制訂內部稽核計劃及程序，對個別部門營運進行定期獨立檢查以識別有否任何違規及風險，制訂行動計劃及提出建議以處理所識別的風險並向董事會報告任何主要發現及內部稽核程序之進展。

年內審核委員會已與本公司高級管理人員及外部核數師討論及檢討本集團之內部監控事宜及制度。

與股東之溝通

本公司股東週年大會乃與股東溝通之主要渠道之一。股東週年大會使股東有機會向董事詢問本公司之表現。本公司主席出席二零零五年股東週年大會。

登記股東獲郵遞送達股東週年大會通告。任何登記股東有權出席股東週年大會並在會上投票，惟所持股份必須已繳足並記錄於本公司股東名冊上。

股東或投資者可透過「投資者關係」一節所列聯絡資料向本公司提出詢問或建議。

投資者關係

本公司視與機構投資者溝通為增加本公司透明度及收集機構投資者意見及反饋之重要途徑。於回顧年度，本公司董事及高級管理人員參加涵蓋美國、英國及亞洲(中國及新加坡)之一系列路演。本公司亦透過新聞發布會、新聞發布及回答媒體詢問與投資者溝通。

股東、投資者及有興趣人士可透過以下途徑向本公司查詢：

電子郵件：	info@chitaly.com.hk
電話號碼：	(852) 2636-6648
郵寄：	香港 九龍尖沙咀 麼地道62號 永安廣場二樓204室
聯絡人：	公共關係部

於二零零五年，審核委員會舉行兩次會議。年內成員出席會議記錄之詳情如下：

董事	出席率
Donald H. Straszheim博士	2/2
鄭鑄輝先生	1/1*
丘忠航先生	2/2

* 鄭先生於二零零五年七月一日獲委任。

於二零零五年，於提交董事會批准前，委員會檢討本集團截至二零零四年十二月三十一日止年度財務業績及截至二零零五年六月三十日止六個月中期業績。委員會亦檢討於二零零五年一月一日開始之會計期生效之新香港財務報告準則及香港會計準則之影響。

委員會會晤外部核數師討論截至二零零四年十二月三十一日止年度其審核結果。本公司批准核數師酬金並評核其獨立性。

於二零零五年，董事會與審核委員會並無有關外部核數師之挑選、委任、辭任或罷免之不同意見。

審核委員會已獲提供充足資源以履行其職責。

董事進行證券交易之標準守則

本公司已於二零零五年八月二十七日根據上市規則附錄10之上市發行人董事進行證券交易之標準守則(「標準守則」)採納董事及相關僱員進行本公司證券交易須遵守之行為守則。本公司經作出具體查詢後，確認董事會成員於年內一直遵守上市規則附錄10所載之標準守則。高級經理因在本公司負責之職務，很可能擁有未經刊發之股價敏感資料，已被要求遵守標準守則之規定。

核數師酬金

本公司已聘用安永會計師事務所為其外部核數師。外部核數師提供核數服務及非核數服務之酬金分析載於本年報賬目附註內。

董事編製賬目之責任

董事確認其負責編製本集團賬目並確保賬目符合法例規定及適用會計標準。賬目按持續經營基準編製。董事會成員已選擇適當會計政策，且除採用截至二零零五年十二月三十一日止賬目附註內披露之該等新訂及經修訂會計政策外，亦已按照過去財政期間一貫之方法應用該等政策。本公司核數師有關其賬目責任之聲明列入核數師報告。

為加強以上責任，提呈董事會之賬目由執行董事成員審閱。財務部負責與外部核數師以及其後與審核委員會完成編製年報及賬目。此外，本集團採納之所有新會計準則及規定由審核委員會討論並批准。

董事會轄下之委員會

作為良好企業管治之一部分，董事會已建立以下董事會轄下之委員會以監察本公司特定經營活動。所有委員會獲提供充分資源，以履行其職責。

薪酬委員會

二零零五年八月二十七日，本公司已遵照守則相關規定成立薪酬委員會。該委員會由鄭鑄輝先生出任主席，並包括其他兩名成員，分別為Donald H. Straszheim博士及丘忠航先生。所有委員會成員均為本公司獨立非執行董事。薪酬委員會主要職責包括制定指引高級管理人員招聘事宜之薪酬政策、向董事會推薦身為非執行董事之董事會成員之薪酬、釐定身為執行董事之董事會成員之薪酬福利，以及參考本公司之目標、宗旨及市場慣例檢討及批准表現掛鈎薪酬。

於二零零五年，薪酬委員會舉行一次會議；回顧期內，委員會所作工作如下：

- 審核並批准醫療計劃。
- 審核並批准行政總裁薪酬。
- 審核並批准保險保單。

所有委員會成員均出席會議。

提名委員會

本公司並無設立提名委員會。年內董事人選由本公司高級管理層物色，再經董事會審議及批准。董事會甄選董事人選時採用之準則為人選是否擁有合適經驗，以及其委任可能為本集團帶來的貢獻。年內，董事會全體董事先後委任丘忠航先生及鄭鑄輝先生為獨立非執行董事。

審核委員會

審核委員會由三名獨立非執行董事組成，即Donald H. Straszheim博士、鄭鑄輝先生及丘忠航先生（審核委員會主席）。

審核委員會主要職責包括：

- 提交董事會前，監控年報及中期報告完善完整及檢討重大財務申報判斷並向董事會報告。

- 檢討與外部核數師之關係。

- 檢討本公司財務申報制度、內部監控制度及風險管理制度及有關程序是否充分有效。

本公司主要企業管治原則概述如下：

董事會

責任

董事會領導本集團，批准本集團政策，檢討及監控本集團業務經營，批准重大的融資及投資計劃以及批准本集團財務報表。

本公司日常管理、行政管理及經營轉授予行政總裁及高級管理人員。

董事會組成

於二零零五年十二月三十一日，本公司董事會由以下六位董事組成：

執行董事：
謝錦鵬先生 *(主席)*
林岱先生 *(副主席)*
馬明輝先生 *(行政總裁)*

獨立非執行董事：
Donald H. Straszheim博士
鄭鑄輝先生
丘忠航先生

董事詳細履歷載於本年報適當部分。

二零零五年董事會舉行三次會議。董事出席記錄之詳情如下：

董事	**出席率**
謝錦鵬先生	3/3
林岱先生	0/3
馬明輝先生	3/3
Donald H. Straszheim博士	3/3
鄭鑄輝先生	2/2*
丘忠航先生	3/3

* 鄭先生於二零零五年七月一日獲委任。

董事會成員獲提供完整、充分及及時資料，以便妥善履行其職責。為遵守企業管治守則之守則條文A.1.3條之規定，就董事會召開例行會議發出至少14天通知予所有董事，以讓其安排時間出席。舉行會議前於合理時間內向所有董事寄發董事會例行會議通知、議程及董事會文件。董事會各成員之間概無任何關係(包括財務、業務、家屬或其他重大或相關關係)。

本公司於截至二零零五年十二月三十一日止年度內已一直遵守並採納香港聯合交易所有限公司證券上市規則附錄14企業管治常規守則(「企業管治守則」)之適用守則條文規定，惟就守則條文A.1.1條、A.2.1條、A.4.1條及A.4.2條有若干偏離，詳情解釋如下：

守則條文A.1.1條

守則條文A.1.1條訂明，董事會之例行會議每年應至少舉行四次，各次會議之間隔約為一個季度。

於截至二零零五年十二月三十一日止年度，董事會舉行了三次會議，批准截至二零零四年十二月三十一日止年度之年終業績及截至二零零五年六月三十日止期間之中期業績以及審閱截至二零零五年九月三十日止第三季度之管理賬目。

本公司僅舉行三次董事會例行會議之原因是業務活動乃由本公司執行董事管理及監察，執行董事已不時舉行會議決定所有重大業務或管理事宜。因此，於二零零五年僅舉行三次董事會例行會議。

本公司已按守則要求制定時間表於二零零六年內舉行四次董事會議。

守則條文A.2.1條

此項守則訂明，主席與行政總裁之職位須予區分，不得由同一人身兼兩職。

二零零五年八月二十七日之前，謝錦鵬先生為本公司之主席兼行政總裁。

二零零五年八月二十七日，本公司主席、行政總裁兼執行董事謝錦鵬先生辭任本公司行政總裁，以區分董事會主席與行政總裁之職務。上述辭任後，謝先生將留任為本公司主席兼執行董事。本公司執行董事馬明輝先生已於同日獲委任為本公司行政總裁。

守則條文A.4.1條及A.4.2條

守則條文A.4.1條訂明，非執行董事應具特定任期，並須接受重選。

各非執行董事之任期與所有董事相同(即根據本公司組織章程大綱及組織章程細則均無特定任期，並可根據本公司組織章程大綱及組織章程細則之條文規定輪值退任，且有資格膺選連任)。於每屆股東週年大會上，當時三分一或(如董事人數並非三之倍數)最接近但不少於三分一之董事須輪值退任。

由於企業管治守則即將生效，本公司已採取行動遵守守則A.4.2條，確保每名董事最少每三年輪值告退一次。六名董事中兩名輪值退任，並於二零零五年五月十一日最近一次舉行之股東週年大會上獲重選。於計劃在二零零六年五月二十六日舉行之股東週年大會舉行後，所有非執行董事將按特定任期委任，並須進行重選。

前景

二零零五年整個行業和中意皆經營困難，對本公司而言是經歷倒退和整合之一年。趁行業增長放緩之機會，本公司採取步驟整合及重組部分營運單位，為未來發展奠下基礎。

展望將來，中意將採取透徹計劃尋求擴展網絡分銷之商機，繼續鞏固其在中高檔家居傢俱市場之領導地位。本集團對傢俱行業之前景持審慎樂觀態度，預期中國中等至富裕階層人士之增加將成為本集團未來主要之增長推動力。

為提高競爭力，本集團將繼續積極參與各類國際傢俱展及傢俱設計賽事。在即將到來的一年，本集團將針對高檔市場推出一款新的產品系列，包括專攻高檔市場的實木及皮傢俱。本集團相信，面向客戶對現代時尚生活之全新理念，透過多樣之創新品牌系列，本集團之產品將吸引更多不同風格及品味之客戶。鑒於於二零零五年成功推出電子健康產品，本集團將繼續積極物色額外產品系列，以擴充核心產品之範圍。

於二零零五年，本集團透過發行新股份籌集97,400,000港元，作為收購或內部擴充籌集資金。由於收購仍未實現，本集團動用29,000,000港元於生產設施，及動用24,200,000港元於購回股份。餘額將用作擴充本集團生產設施及分銷網絡，以於未來數年達致進一步內部增長。

定位為中國領先傢俱品牌之一，集團將繼續努力進一步鞏固其品牌聲譽，提高產品在中國之覆蓋。憑藉市場推廣策略、卓越之設計能力、良好之品牌聲譽、優質之產品及廣泛之分銷網絡，本集團已準備就緒把握中國龐大市場之未來商機。

網絡延伸

本集團之廣泛分銷網絡覆蓋中國29個省份及自治區，在二零零五年已設立逾1,000間專賣店。年內，本集團亦收回在上海及深圳之特許經營權及將該些網點歸於其直接監管。該等零售網點亦作為全中國其他特許經營店之示範。除在中國之全國性分銷網絡外，本集團擴展特許經營制度至印度尼西亞、菲律賓及阿拉伯聯合酋長國，以及在西班牙與分銷商訂立特許協議。

產品擴展

消費者日益要求更多選擇。數年前，本集團只在市場供應有限之系列。本年，本集團推出多個系列之家居傢俱系列，包括「淺胡桃」、「黑檀」、「黑胡桃」、「亮光」、「沙比利」及「聖木威」系列。本集團亦推出適用兒童之新產品「愛子成龍」系列及專攻年輕置業人士之「都市印象」系列。為使產品範圍多元化，本集團推出「健康」概念的產品，包括「皇朝傢俬」品牌下之按摩椅。該新電子健康傢俱在市場上廣受歡迎。

設計能力

由於本集團致力於提供獨特及創新設計及高質量產品，本集團之產品由中國質量認證中心(為由政府部門授權之獨立及專業認證機構)授予「*中國環保產品證書*」。此外，本集團獲由人民日報、中國企業文化促進會及中國工業設計協會命名「*傢俱行業十大知名品牌*」。該等榮譽表揚本集團在產品設計及創新及持續致力客戶服務之承諾。

作為培育及鼓勵新產品之設計者及提高其產品之設計性能，中意已於二零零五年在北京舉行「首屆全國優秀傢俱設計獲獎作品展」，展示設計之優秀原創作品。

生產設施投資

為配合客戶之需求，本集團需要更多更為集中之產品線。本集團透過在廣州建設新生產工廠擴展其生產設施。第一期建造工程已於二零零六年第一季度完成及當該階段全部營運時，總產能將增加20%。

建設整個工廠計劃於三至五年內完成。於完成後，本集團產能總計將增加150%。憑著現有東莞廠及廣州新廠之產能，本集團將有足夠能力應付二零零六年之預期需求。

其他收益

年內，本集團透過為特許經銷商提供配件傢俬及配件之採購服務獲取其他收益。受惠於批量採購，例如來自其供應商之床褥及沙發，本集團在市場上享有更有利採購價。此外，搜尋傢俱及配件有助本集團為其傢俱豐富產品組合。此外，本集團能因此突出其作為其特許經銷商之緊密業務夥伴之地位從而強化與特許經銷商之關係，並透過提供採購服務確保所有專賣店形象一致。

股息

董事會建議派發截至二零零五年十二月三十一日止年度之末期股息每股5.5港仙。連同已派發的中期股息每股9.5港仙，截至二零零五年十二月三十一日止年度之全年股息為每股15.0港仙。待股東於應屆股東週年大會批准後，末期股息將於二零零六年五月二十九日或前後派發予二零零六年五月二十六日營業時間結束時名列本公司股東名冊之股東。

董事現時預期股息派息率將維持本集團有關財政年度可供分派溢利約50%。然而，財政年度之實際派息率將由董事全權酌情釐定，董事將考慮投資及收購機會等因素後作決定。

財務回顧

回顧年內，雖然中國政府實施宏觀緊縮措施及結婚人數減少造成不利之環境，中意仍錄得業務增長。年內營業額由去年403,800,000港元溫和上升至413,300,000港元。油價由每桶45美元以下急升至每桶70美元，令原料價格上升。雖然如此，本集團維持其毛利於139,000,000港元(二零零四年：150,700,000港元)，毛利率為33.6%。本集團本年之零售銷售約為43,700,000港元，其毛利率為59.9%。批發予特許經銷商之毛利率降至30.5%(二零零四年：37.3%)。這是由於售價下跌及製造成本上升所致。

純利為78,200,000港元(二零零四年：108,000,000港元)。純利下降是由於若干主要因素：批發之毛利率下降6.8%，由37.3%降至30.5%；宣傳及推廣成本增加約12,000,000港元；以及薪金及津貼增加約6,000,000港元。此外，零售店舖之業務令銷售及分銷開支增加約21,800,000港元。由於銷售及分銷開支增加，零售業務錄得虧損淨額約700,000港元。稅項開支大幅下降，此乃由於就以往年度之稅項超額撥備作出調整所致。

營運回顧

卓越品牌策略

借助本集團提升其知名品牌「皇朝傢俬」、「金騎士」及「聖木威」在國內中高檔家居傢俱市場形象之策略，本集團能在行業之不利背景下維持滿意業績。於過去幾年，該些品牌透過印刷媒體、海報及由我們的形象代言人關之琳小姐擔演之電視廣告等廣泛推廣已在消費者中獲得廣泛接受及深入民心。

除品牌建設活動外，本集團在北京開設其第一間「皇朝傢俬」旗艦店以進一步加強其在高檔傢俱市場之聲譽及領導地位。該間30,000平方尺、樓高5層旗艦店展示本集團之現代浪漫傢俱之六大主要系列及逾千種品牌產品。該寬敞舒適之傢俱購物場加上高品質產品及服務，為北京傢俱市場樹立新模式，並成為集團其他專賣店的模範。

長遠來說，中意對中國傢俱行業持審慎樂觀態度。根據中國投資諮詢於二零零六年三月公佈之行業報告，中國每年基礎設施項目施工面積約為12億平方米，其中5億平方米為住宅物業之施工。倘若每戶家庭平均佔用100平方米，住宅物業足夠供五百萬家庭使用，此舉意味傢俱行業擁有巨大潛力。受益於中國GDP增長，中產階級人口正在增加，產生中高檔市場高品質傢俱之強勁需求。此等有利因素為中意業務增長創造良好的條件，中意對其未來之前景深具信心。

致謝

本人謹代表董事會感謝中意所有股東、業務夥伴及客戶年內的不斷支持。本人亦希望向管理層及員工為本集團作出的努力及貢獻致謝。他們盡心盡力的態度乃中意在困難環境中仍取得令人滿意業績之原因，並將在未來有助於中意的繁榮發展。

謝錦鵬
主席

香港，二零零六年四月二十六日

致各位股東：

與去年比較，二零零五年為中國傢俱行業頗為艱難之一年。於二零零五年上半年，中國政府採取宏觀經濟措施抑制過熱投機，對市場氣氛帶來不利影響，尤其是四月與六月間。政府調控措施之影響於下半年浮現，而本集團業績亦受到影響。年度銷售額上升約10,000,000港元至413,300,000港元，純利78,200,000港元（二零零四年： 108,000,000港元）。純利下降之主要因素包括製造成本上升、廣告及宣傳開支增加，以及薪金及津貼上升。

儘管本年度業務受到一些挫折，本集團將繼續專注於令中意達致成功之兩項基本業務策略。

中意致力建立「皇朝家私」品牌，並為率先在中國傢俱行業起用名人作為全國代言人之商家之一。由關之琳小姐演繹的電視及印刷媒體上的廣告使中意「皇朝家私」、「金騎士」及「聖木威」品牌在消費者心目中獲得深刻印象。此舉成為使中意從市場上數千間同業中脫穎而出並是本集團獲得更廣泛客戶群之關鍵。我們相信中意已成為中國頂級的傢俱品牌之一。

中意亦致力發展特許經營制度，並堅守對加盟之特許經營商之承諾。本集團之業務潛力及在中國市場早著先鞭之優勢，成功吸引眾多特許經營商，而中意則藉特許經營商之投資及分銷店之管理，迅速擴大其業務網絡。此經營制度使中意免於監察數百分銷店日常經營，並因此可專注於策略規劃、研究與開發及製造，以加速業務增長。我們相信中意是全國擁有最大傢俱分銷網絡的企業之一，並於本年達致超過1,000家專門店。得益於廣泛之分銷網路，宏觀經濟措施對帶來造成之負面影響因其他地區之業務而被緩解，此舉大大有助於減低所遭受虧損。

二零零五年艱巨之市場環境引發業內出現整固情況，但亦為我們提供機會加強業務基礎。

展望未來，經營環境仍充滿挑戰，預期本集團生產所在地之最低工資將於二零零六年上升20%，並可能對本集團之工資構成壓力。此外，集團迎合消費者要求日益增加的選擇所涉及之成本及原材料之價格壓力很可能對我們之生產成本構成壓力。二零零五年困難之經營環境已加速中國傢俱行業之行業整固。小規模商家及低檔產品承受壓力，其中相當大一部分將最終被市場淘汰。本集團在困難之經營環境中顯露出頑強之業務實力，因此，我們確信本集團擁有堅實基礎，可擴大中意市場份額並進一步增強中意之主導地位，開發具有獨特設計之高品質產品並擴大中意分銷網路，中意正在透過各種渠道不斷致力於建立品牌及加強營銷。廣州新廠工程一期已於二零零六年第一季度竣工，此舉可提升中意全部生產能力之20%。中意相信，集團已擁有一個堅實基礎，可把握市場上的新機會並在市場合併後獲得豐碩回報。

營業額

（千港元）


450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
03
04
05

股東應佔溢利

（千港元）


120,000
100,000
80,000
60,000
40,000
20,000
0
03
04
05

純利率

(%)


30
20
10
0
03
04
05

董事

執行董事
謝錦鵬先生 *(主席)*
林岱先生
馬明輝先生

獨立非執行董事
Donald H. Straszheim博士
鄭鑄輝先生
丘忠航先生

審核委員會

Donald H. Straszheim博士
鄭鑄輝先生
丘忠航先生

公司秘書

陳永傑先生(AHKSA)

核數師

安永會計師事務所

律師

萬盛國際律師事務所

主要往來銀行

工商亞洲，中國銀行

主要股份過戶登記處

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

香港股份過戶登記分處

登捷時有限公司
香港灣仔
皇后大道東28號
金鐘滙中心26樓

註冊辦事處

Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點

香港九龍
尖沙咀東
麼地道62號
永安廣場2樓204室

財經公關顧問

縱橫財經公關顧問有限公司

股份編號

1198

目錄

中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號: 1198)



二零零五年年報

RECEIVED
2006 JUN 30 P 2:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

ANNUAL RESULTS
For the year ended 31 December 2005

RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 together with the comparative audited and restated figures for the year ended 31 December 2004. The audited consolidated financial statements have been reviewed by the Company's audit committee.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2005

	Notes	2005 *HK$'000*	2004 *HK$'000*
REVENUE	3,4	**413,257**	403,766
Cost of sales		**(274,282)**	(253,055)
Gross profit		**138,975**	150,711
Other income and gains	4	**50,682**	34,708
Selling and distribution costs		**(57,685)**	(16,948)
Administrative expenses		**(50,606)**	(31,956)
Other expenses		**(674)**	(4,658)
Finance costs	6	**(453)**	–
Share of profits of an associate		**207**	–
PROFIT BEFORE TAX		**80,446**	131,857
Tax	7	**(2,254)**	(23,855)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**78,192**	108,002
DIVIDENDS	8		
Interim		**25,612**	29,240
Proposed final		**14,306**	34,113
		39,918	63,353
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9		
Basic		**30.96 cents**	45.06 cents
Diluted		**30.89 cents**	44.05 cents

CONSOLIDATED BALANCE SHEET
31 December 2005

	Notes	2005 *HK$'000*	2004 *HK$'000* (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment		**198,038**	176,094
Prepaid land lease payments		**13,672**	627
Goodwill		**21,454**	–
Other intangible assets		**6,678**	7,292
Interest in an associate		**7,967**	–
Total non-current assets		**247,809**	184,013
CURRENT ASSETS			
Inventories		**99,257**	81,797
Trade receivables	10	**19,175**	16,219
Prepayments, deposits and other receivables		**59,262**	61,511
Cash and cash equivalents		**119,313**	85,758
Total current assets		**297,007**	245,285
CURRENT LIABILITIES			
Trade payables	11	**61,762**	69,782
Other payables and accruals		**56,457**	49,623
Interest-bearing bank loan		**607**	729
Tax payable		**59,930**	57,054
Total current liabilities		**178,756**	177,188
NET CURRENT ASSETS		**118,251**	68,097
TOTAL ASSETS LESS CURRENT LIABILITIES		**366,060**	252,110
NON-CURRENT LIABILITIES			
Interest-bearing bank loan		**11,731**	12,271
Deferred tax liabilities		**6,363**	6,363
Total non-current liabilities		**18,094**	18,634
Net assets		**347,966**	233,476
EQUITY			
Issued capital		**26,011**	24,367
Reserves		**307,649**	174,996
Proposed final dividend		**14,306**	34,113
Total equity		**347,966**	233,476

1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain leasehold land and buildings, which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2.1 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39	Transition and Initial Recognition of Financial Assets and Financial Liabilities Amendment
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK-Int 4	Leases-Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 27, 28, 32, 33, 36, 37, 38, 39, HKFRS 3 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of associates is presented net of the Group's share of tax attributable to associates.

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

The impact of adopting the other HKFRSs is summarised as follows:

(a) HKAS 17-Leases

In prior years, leasehold land and buildings held for own use were stated at cost or valuation less accumulated depreciation and any impairment losses.

Upon the adoption of HKAS 17, the Group's leasehold interest in land and buildings is separated into leasehold land and buildings. The Group's leasehold land is classified as an operating lease, because the title of the land is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land lease payments, while buildings continue to be classified as part of property, plant and equipment. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

This change in accounting policy has had no effect on the consolidated income statement and retained profits. The comparative amounts for the year ended 31 December 2004 in the consolidated balance sheet have been restated to reflect the reclassification of the leasehold land.

(b) HKFRS 2-Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 2.5 "Summary of significant accounting policies" in the annual report which will be published soon.

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employee share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

The effects of adopting HKFRS 2 are summarised in note 2.3 below.

2.2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in their financial statements. The following new and revised HKFRSs, although not early adopted by the Group, will have impact on the Group's financial statements in the period of initial application:

HKAS 1 Amendment	Capital Disclosures

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

2.3 SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a) Effect on the consolidated balance sheet

	Effect of adopting
At 1 January 2005	HKAS 17# Prepaid land lease payments
Effect of new policy *(Increase/(decrease))*	*HK$'000*
Assets	
Prepaid land lease payments	627
Prepayments, deposits and other receivables	(627)
	–

	Effect of adopting		
At 31 December 2005	HKAS 17#	HKFRS 2# Equity-settled	
Effect of new policies (Increase/(decrease))	Prepaid land lease payments	share option arrangements	Total
	HK$'000	*HK$'000*	*HK$'000*
Assets			
Prepaid land lease payments	13,672	–	13,672
Prepayments, deposits and other receivables	(13,672)	–	(13,672)

Liabilities/equity			
Share option reserve	–	4,340	4,340
Retained profits	–	(4,340)	(4,340)
	–	–	–

\# Adjustments/presentation taken effect retrospectively

(b) Effect on the consolidated income statement for the years ended 31 December 2005 and 2004

Effect of new policy	Effect of adopting HKFRS 2 Employee share option scheme HK$'000
Year ended 31 December 2005	
Increase in administrative expenses	(4,340)
Decrease in profit	(4,340)
Decrease in basic earnings per share	1.72 cents
Decrease in diluted earnings per share	1.71 cents

The change in accounting policies has had no impact to the consolidated income statement for the year ended 31 December 2004.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, which the Group has determined to be by business segment; and (ii) on a secondary segment reporting basis, which the Group has determined to be by geographical segment.

Over 90% of the Group's revenue and assets related to the sales of home furniture. Accordingly, no further business segment information is provided.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2005 and 2004.

Segment Revenue	**2005** ***HK$'000***	2004 *HK$'000*
Sales to the PRC	**400,671**	399,543
Sales to elsewhere in Asia	**10,520**	3,890
Sales to Australia	**418**	88
Sales to South Africa	–	245
Sales to Europe	**1,648**	-
	413,257	403,766

	Segment assets		**Capital expenditure**	
Other segment information	**2005** ***HK$'000***	2004 *HK$'000*	**2005** ***HK$'000***	2004 *HK$'000*
Mainland China	**443,135**	339,962	**33,459**	27,904
Hong Kong	**99,355**	89,336	**1,879**	36,890
Macao	**2,326**	–	**20**	-
	544,816	429,298	**35,358**	64,794

4. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold, after allowances for returns and trade discounts.

An analysis of the Group's revenue, other income and gains is as follows:

	2005 HK$'000	2004 HK$'000
Revenue	413,257	403,766
Other income and gains		
Bank interest income	1,187	222
Service income	41,229	32,783
Gain on disposal of equity investments at fair value through profit or loss/short term investments	1,243	259
Dividend income from equity investments at fair value through profit or loss/short term investments	-	251
Others	7,023	1,193
	50,682	34,708
	463,939	438,474

5. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	2005 HK$'000	2004 HK$'000
Cost of goods sold	274,282	253,055
Depreciation	18,104	14,570
Amortisation of licence rights of trademarks *	758	282
Loss on disposal of items of property, plant and equipment	27	722
Research and development costs	1,903	652
Operating lease rentals on buildings	15,676	3,818
Auditors' remuneration	2,380	1,680
Employee benefit expense (excluding directors' remuneration)		
Wages and salaries	57,164	43,089
Equity-settled share option expense	4,340	-
Pension scheme contributions	913	801
	62,417	43,890
Goodwill:		
Impairment arising during the year *	-	4,657
Foreign exchange losses, net	239	115
Interest income	(1,187)	(222)
Service income	(41,229)	(32,783)
Gain on disposal of equity investments at fair value through profit or loss/short term investments	(1,243)	(259)
Dividend income from equity investments at fair value through profit or loss/short term investments	-	(251)

* : The amortisation of licence rights of trademarks, and impairment of goodwill for the year are included in "Administrative expenses" on the face of the consolidated income statement.

6. FINANCE COSTS

	Group	
	2005 HK$'000	2004 HK$'000
Interest on a bank loan	453	-

7. **TAX**

Hong Kong profits tax has not been provided at the rate of 17.5% (2004: 17.5%) as the Group did not generate any assessable profits in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Group:		
Current – Macao profits tax	**5,754**	8,518
Current – PRC corporate income tax	**11,207**	15,337
Overprovision of PRC corporate income tax in prior years	**(14,707)**	–
Total tax charge for the year	**2,254**	23,855

8. **DIVIDENDS**

	Group	
	2005	2004
	HK$'000	*HK$'000*
Interim dividend-HK9.5 cents (2004: HK12.0 cents) per ordinary share	**25,612**	29,240
Proposed final dividend-HK5.5 cents (2004: HK14.0 cents) per ordinary share	**14,306**	34,113
	39,918	63,353

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting ("AGM").

9. **EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT**

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on the net profit for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

The calculations of basic and diluted earnings per share are based on:

	2005	2004
	HK$'000	*HK$'000*
Earnings		
Net profit attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation:	**78,192**	108,002
	Number of shares	
	2005	2004
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**252,549,000**	239,693,000
Effect of dilution – weighted average number of ordinary shares: Share options	**601,000**	5,485,000
	253,150,000	245,178,000

10. **TRADE RECEIVABLES**

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is generally for a period of 30 to 90 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date, and net of provisions, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within 30 days	**10,604**	10,050
31 days to 90 days	**4,473**	5,411
91 days to 180 days	**2,959**	722
Over 180 days	**1,139**	36
	19,175	16,219

Included in the Group's trade receivables are amounts due from the Group's associate of HK$2,073,000 which are repayable on similar credit terms to those offered to the major customers of the Group.

11. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within 30 days	**36,582**	38,519
31 days to 90 days	**22,192**	30,858
91 days to 180 days	**2,662**	286
181 days to 360 days	**204**	4
Over 360 days	**122**	115
	61,762	69,782

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Chitaly managed to enjoy business growth despite the unfavourable environment brought by the Chinese Government's macroeconomic austerity measures and fewer new weds during the year under review. Turnover demonstrated a mild increase from HK$403.8 million last year to HK$413.3 million this year. The oil price surged to near US$70 per barrel from under US$45 per barrel and pushed up material costs. Nevertheless, the Group maintained its gross profit at HK$139.0 million (2004: HK$150.7 million) and a gross margin of 33.6%. The Group's retail sales for the year were about HK$43.7 million and had a gross margin of 59.9%. The gross margin of wholesales to franchisees decreased to 30.5% (2004: 37.3%). This was a result of the drop in selling price and the increase in manufacturing costs.

Net profit was HK$78.2 million (2004: HK$108.0 million). The drop in profit is as a result of several main factors: the decreased gross margin of wholesales by 6.8% from 37.3% to 30.5%, increased in promotion and advertising costs by approximately HK$12 million, and increased salary and allowances by about HK$6 million. In addition, operating retail outlets boosted selling and distribution expenses by about HK$21.8 million. Having incurred increased selling and distribution expenses, the retail operation recorded a net loss of about HK$0.7 million. Tax expenses were substantially decreased because of adjustment in respect of overprovision of taxation in prior years.

Business Review

Distinguished Brand Building Strategies

Riding on the Group's strategy on profile enhancement of its renowned brands "Royal", "Knight" and "Simplified" in the medium to high-end home furniture markets in China, the Group was able to maintain a satisfactory performance under the unfavorable backdrop of the industry. Over the years, these brands have been well received and deeply rooted among the consumers via a wide range of promotions such as printed media, billboards and television featuring our spokesperson Ms. Rosmund Kwan.

On top of the brand building campaign, the Group opened its first "Royal" furniture flagship store in Beijing to further strengthen its reputation and leading position in the high-end furniture market. The 30,000 square-feet, 5-storey flagship store showcases the six major series of the Group's modern romantic furniture and over a thousand pieces of branded products. This spacious and comfortable furniture shopping place with superior products and services has set a new benchmark for the furniture market in Beijing at senses as a model for our franchise stores.

Network Extension

Covering 29 provinces and municipalities in China, the extensive distribution network of the Group achieved over 1,000 specialty outlets in 2005. The Group also retrieved franchise rights in Shanghai and Shenzhen during the year and put those outlets under its direct supervision. These retail outlets also served as models for other franchisees throughout China. Beyond the nationwide distribution network in China, the Group extended its franchise system to Indonesia, Philippines and the United Arab Emirates, and a licensing agreement was forged with a distributor in Spain.

Product Expansion

Consumers are increasingly demanding for more choices. A few years back, we offered relatively limited selections to the market. This year, the Group marketed several series of home furniture, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy", "Sabili", "New focus" and "Simplified", and the Group also launched a new product line of "愛子成龍" for children and "City Living" for young starter homes. To diversify its product range, the Group launched a healthcare product line, including a massage chair under the "Royal" brand. This new electronic healthcare furniture was well received in the market.

Design Capacity

Devoted to offering unique and innovative designs and superior quality products, the Group's products were accredited with "*CQC Environmental Product Certification*" by the China Quality Certification Center, which is an independent and specialized certification body authorized by governmental departments. Moreover, the Group won a prestigious acclaims of "*Top Ten Renowned Furniture Brands*" named by the People's Daily, the China Enterprise Culture Improvement Association and the China Industrial Design Association. These accolades demonstrated the Group's continuous efforts in production design and innovation as well as its commitment to customer service.

As a move to nurture and encourage designers of the new generation and to enhance its design capability, Chitaly held furniture exhibitions in 2005 – the "First National Quality Furniture Design Winning Entries Exhibition" in Beijing, displaying the outstanding original works of designers.

Investment in Production Facility

In order to meet the demand of consumers, more product lines which are narrowly focused are needed. The Group expanded its production facility by construction of a new production plant in Guangzhou. The first phase of the construction work was completed in the first quarter in 2006. When this phase is in full operation, the Group's total capacity will be increased by 20%.

Construction of the entire plant is scheduled for completion in three to five years. Upon completion, the Group's total production capacity will be boosted by 150%. With the existing Dongguan factory and the new Guangzhou plant, the Group will have adequate capacity to meet the expected demand in 2006.

Other Revenues

During the year, the Group secured other revenues by providing sourcing service on auxiliary furniture and accessories for the franchisees. Benefited from bulk purchase of sourcing items, such as mattress and sofa from its suppliers, the Group enjoyed a better sourcing price in the market. In addition, sourcing furniture and accessories had helped the Group to enrich product mix to its furniture. Furthermore, the Group can highlight its position as a close business partner of its franchisees thereby fortifying the relationship with them, and also ensuring all the specialty outlets share the consistency of image by providing sourcing services.

Prospects

2005 was a difficult year for the industry and as well as for Chitaly. It was a year of set backs and consolidation for the Company. Taking the opportunity of slower growth in the industry, the Company took steps to consolidate and restructure some of its operating units to fortify its foundation for future development.

Looking ahead, Chitaly will continue to strengthen its leading position in the medium to high-end home furniture markets with a thorough plan to explore opportunities on distribution network expansion. We are cautiously optimistic to the prospect of the furniture industry with anticipation that the increasing proportion of middle to affluent class in China will be the Group's major growth driver in the future.

To enhance the competitive strength, the Group will continue to actively participate in various international furniture exhibitions and furniture design competitions. In the coming year, the Group will launch a new product line targeting the high-end market including solid wood and veneer furniture. We believe, through our innovative and diversified brand series open to customers' new concepts of modern and stylish living, our products will attract more customers with different styles and tastes. Seeing the successful launch of electronic healthcare furniture in 2005, we will continue our active plan to look for additional product lines to expand the scope of our core products.

During 2005, the Group raised HK$97.4 million through a new issuance of shares with the purpose of financing new acquisitions or internal expansion. Since the acquisition did not materialize, HK$29 million was spent on the Group's production facilities and HK$24.2 million has been used for share repurchase. The remaining amount will be used for expansion of the Group's production facilities and distribution network to achieve further organic growth in the coming years.

Positioned as one of the leading furniture brands in China, the Group will continue to further strengthen its brand reputation and enhance its product presence. Through the Group's marketing strategies, superior design capabilities, high brand reputation, quality products and extensive distribution network, the Group is ready to capitalize on the future business opportunities in the enormous and rapidly growing PRC market.

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintained a strong financial position, with cash and bank balances of HK$119.3 million as at 31 December 2005 (2004: HK$85.8 million). Other than the proceeds from the initial public offering, the Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 31 December 2005, except for an interest-bearing bank loan amounting to HK$12.3 million, the Group had no other bank borrowings and contingent liabilities. As at the same date, the gearing ratio was 0.57 (2004: 0.84).

As at 31 December 2005, approximately 51% of the Group's cash was dominated in Hong Kong Dollars, 49% of the Group's cash was dominated in Renminbi. The exposure to exchange fluctuation was minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.66 times, which improved from the 1.38 times applicable at the end of 2004. As at 31 December 2005, the net current assets was HK$118,251,000 (2004: HK$68,097,000).

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 31 December 2005 was 3,200 (2004: 2,700). The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 31 December 2005, there were outstanding share options of approximately 7.3 million.

DIVIDEND

The Board of Directors recommends a payment of a final dividend of HK5.5 cents per share for the year ended 31 December 2005. Together with the interim dividend of HK9.5 cents per share, the total dividend for the year ended 31 December 2005 is HK15.0 cents per share. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 29 May 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 26 May 2006.

Currently, the Directors anticipate that the dividend payout ratio will be maintained approximately 50% of the Group's distributable profit of the relevant financial year. However, the actual payout ratio in a financial year will be determined at the Directors' full discretion, after taking into account, among other considerations, availability of investment and acquisition opportunities.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 23 May 2006 to 26 May 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend and attending the AGM, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 22 May 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2005, except for certain deviations from the Code Provisions in respect of Code Provisions A.1.1, A.2.1, A.4.1 and A.4.2. Details of which will be explained below:

Code Provision A.1.1

Code A.1.1 stipulates that regular Board meetings should be held at least four times a year at approximately quarterly intervals.

During the year ended 31 December 2005, the Board met three times for approving the final results for the year ended 31 December 2004, interim results for the period ended 30 June 2005 and reviewing management accounts of the 3rd quarter ended 30 September 2005.

The reasons for the Company to hold only three regular Board meetings are that the business operations were under the management and supervision of the executive directors of the Company, who had from time to time held meetings to resolve all materials business or management issues. As a result, three regular Board meetings were held in 2005.

The Company has scheduled to hold four Board meetings to comply with Code in 2006.

Code Provision A.2.1

This Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Prior to 27 August 2005, Mr. Tse Kam Pang was both the Chairman and Chief Executive Officer of the Company.

On 27 August, 2005, Mr. Tse Kam Pang resigned as Chief Executive Officer of the Company in order to segregate the duties of the Chairman of the Board from those of the Chief Executive officer. Mr. Tse will remain as Chairman and Executive Director of the Company. Mr. Ma Gary Ming Fai, an Executive Director of the Company, was appointed as Chief Executive Officer of the Company on the same date.

Code Provision A.4.1 and A.4.2

Code A.4.1 stipulates that non-executive directors should be appointed for a specific term and subject to re-election.

The term of office for non-executive directors are the same as for all directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for reelection in accordance with the provisions of the Company's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the directors for the time being or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation.

As from the CG Code coming into effect, the Company has taken action to follow Code A.4.2 to ensure that every director retires by rotation at least once every three years. Two out of six of the directors retired by rotation and were re-elected at last annual general meeting held on 11 May 2005. All non-executive directors will be appointed for a specified term after the Annual General Meeting scheduled to take place on 26 May 2006 and subject to re-election.

Remuneration Committee

The Company has set up a Remuneration Committee in accordance with the relevant requirements of the Code on 27 August 2005. The Committee is chaired by Mr. Chang Chu Fai Johnson Francis, and comprising two other members, namely Dr. Donald H. Straszheim and Mr. Yau Chung Hong. All the members of the Committee are independent non-executive directors of the Company. The principal responsibilities of the Remuneration Committee include formulating a remuneration policy that guides the employment of senior personnel, recommending to the Board the remuneration of members of the Board who are non-executive Directors, determining the remuneration packages of the members of the Board who are executive Directors and reviewing and approving performance-based remuneration by reference to the Company's goals, objectives and market practices.

Model Code for Securities Transaction by Directors

The Company has adopted for compliance by the directors the code of conduct for dealings in securities of the Company as set out in Appendix 10-Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules on 27 August 2005.

Having made specific enquiry of all directors of the Company, they have complied with the required standards set out in the Model Code for the year ended 31 December 2005.

PROPOSED AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

The recent changes to the Listing Rules on the Stock Exchange relating to corporate governance practices require amendments to the Company's Articles of Association. The Board of the Company proposes to put forward a special resolution to the shareholders for approval at the coming AGM to amend the Company's Articles of Association in order to ensure compliance with the code provisions of the new Code on Corporate Governance Practices. Particulars of the proposed amendments together with the notice of the AGM will be set out in a circular to be sent to shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

During the year ended 31 December 2005, the Company repurchased its own ordinary shares on the Stock Exchange as follows:

Month/year	***Number of* shares repurchased**	***Highest price* paid per share** *HK$*	***Lowest price* paid per share** *HK$*	**Aggregate price paid** *HK$'000*
September 2005	1,598,000	4.3250	4.1000	6,771
October 2005	1,994,000	4.5250	4.0250	8,795
November 2005	2,360,000	4.0750	3.0000	8,653
	5,952,000			24,219

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value of these shares. The premium paid on the repurchase of the shares of HK$23,623,000 was charged to share premium account.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange of the Hong Kong Limited's website in due course.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Ming Fai, Gary are the executive directors of the Company and, Dr. Donald H. Straszheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong are the independent non-executive directors of the Company.

By Order of the Board
Tse Kam Pang
Chairman

Hong Kong, 26 April 2006

Please also refer to the published version of this announcement in The Standard.

RECEIVED
2006 JUN 30 P 2:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Chitaly Holdings Limited ("Company") will be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26th May, 2006 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2005;

2. To declare a final dividend for the year ended 31st December 2005, to be paid out of the share premium account of the Company, [if necessary];

3. To re-elect directors and to authorise the board of directors to fix their remuneration;

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

AS SPECIAL BUSINESS

ORDINARY RESOLUTIONS

5. To consider and, if thought fit, pass the following resolution, with or without modification, as an ordinary resolution of the Company:

   A. "**THAT**:

      (a) subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

   (i) a Rights Issue (as hereinafter defined);

   (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

   (iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

   (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

   shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly;

(d) subject to the passing of each of the paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

'Rights Issue' means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)"

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

SPECIAL RESOLUTION

6. To consider and, if thought fit, pass the following resolution, with or without modification, as a special resolution of the Company:

"**THAT** the articles of association of the Company be and are hereby amended in the following manner:

(A) by inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "a show of hands unless" in the third sentence of the Article 66; and by deleting the full stop at the end of Article 66(d) and replacing it with a semi-colon and inserting the word "or" after the semi-colon.

Then by inserting the following wording after Article 66(d):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

(B) by deleting the second sentence of Article 68 in its entirety and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(C) by substituting the existing article 86(5) with the following new article 86(5):

"(5) Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement)."

(D) by substituting the existing article 87(1) with the following new article 87(1):

"(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years."

By order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 28th April, 2006

Notes:

1. The register of members of the Company will be closed from 23rd May 2006 to 26th May 2006, both days inclusive, during which period no transfer of shares will be registered. Members whose names appear on the register of members of the Company at the close of business on 26th May 2006 will be entitled to attend and vote at the Annual General Meeting. In order to qualify for the final dividend, members are reminded to ensure that all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 22nd May 2006.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, and in the event of a poll, vote in his/her stead. A proxy need not be a member of the Company. The proxy form for the members who may appoint one or more proxies to attend the Annual General Meeting will be sent to you separately later. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. The completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

3. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

4. 有關上述決議案5A，董事會特此聲明現時並無計劃按該授權發行任何新股份，此決議案乃遵照香港聯合交易所有限公司證券上市規則及為確保董事會具有靈活性及決定權，在其認為需要時配發不超過於決議案通過當日本公司之現有已發行股本中20%之任何證券，故要求股東授予董事會一般性權力。

5. 上述決議案5B有關授予董事會權力之一般目的為增加靈活性及給予董事會決定權以於在其認為合適的情況下，於香港聯合交易所有限公司購回不超過決議案通過當日本公司之已發行之有關證券類別之10%。

(ii) 本公司之組織章程細則或任何適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力之日。」

C. 「**動議**：

待召開大會通告所載決議案5A及5B獲通過後，批准擴大根據上文決議案5A所授予本公司董事(「董事」)可行使本公司有關配發、發行或以其他方式處理股份(「股份」)之一般授權，並於該一般授權加入本公司根據上文決議案5B授權而購回本公司股本之面值總額，惟此數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

特別決議案

6. 考慮並酌情通過下列決議案(作出修訂或無須修訂)為本公司特別決議案：

動議：本公司之章程將對下列條款作出更改：

(A) 於細則第66條內第三句「舉手表決除非」語句後插入「指定證券交易所要求投票表決」，並刪除第66條末尾之句號，代之以分號並在分號後插入「或」字。

再於第66(d)條後加入以下條文：

「(e) 倘經指定證券交易所、代表持有佔於此等會議投票權總數百分之五(5%)或以上之任何董事或若干董事要求。」

(B) 刪除第68條第二句全文並以下文替代：

「僅當指定證券交易所規則提出要求，本公司才予以披露投票表決之投票數字。」

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力之日；及

『配售新股』指董事會於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按照彼等當時所持之股份比例配售股份之建議(惟董事會有權就零碎股份，或根據任何地區之法律之限制或責任，或任何認可監管機構或證券交易所之規定，而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排)。」

B. 「**動議**：

(a) 在本決議案第(b)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司之一切權力，根據股份購回守則在香港聯合交易所有限公司(「聯交所」)或本公司股份可上市及為證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，購回本公司股本中之股份，而有關購回須根據一切適用法規進行；

(b) 根據本決議案(a)段，本公司於有關期間可購回之證券面值總額，不得超過本決議案通過當日本公司已發行之該等有關證券類別之面值總額10%，而本決議案(a)段之批准應以此為限；及

(c) 在本決議案(a)及(b)段之規限下，撤銷已授予董事本決議案(a)及(b)段所述類別之任何先前而現時仍然生效之決議案；及

(d) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(b) 本決議案(a)段之批准將授權董事會於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之建議、協議或購股權；

(c) 董事會依據本決議案(a)段之批准而配發或有條件或無條件同意配發及發行(不論是否根據購股權或其他方式配發者)之股本面值總額，不包括

(i) 配售新股(按下文之定義)；

(ii) 行使本公司所發行認股權證上附有之認購權，或可兌換本公司股份之證券上附有之換股權；

(iii) 根據任何不時採納之購股權計劃或類似安排，以授予或發行股份或認購股份之權利予本公司及／或其任何附屬公司之僱員而須發行之股份；或

(iv) 根據本公司組織章程細則不時發行以股代息或類似安排而需配發股份以代替全部或部份股息；

須不得超過本公司於本決議案通過當日之已發行股本面值總額20%，而上述之批准亦受相應之限制；

(d) 倘本決議案(a)、(b)及(c)段均獲通過，針對決議案(a)、(b)及(c)段內容以往通過並授予董事且仍有效之規定則由此廢除，且

(e) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用之法例或本公司之組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

CHITALY HOLDINGS LIMITED

中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

股東週年大會通告

茲通告中意控股有限公司(「本公司」)謹定於二零零六年五月二十六日(星期五)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行股東週年大會，以處理下列事項：

作為普通事項

普通決議案

1. 省覽及通過截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 宣派截至二零零五年十二月三十一日止年度末期股息，從本公司之股份溢價賬中支付(如有)；

3. 重選董事及授權董事會釐定董事之酬金；

4. 續聘本公司核數師並授權董事會釐定其酬金；及

作為特別事項

普通決議案

5. 考慮並酌情通過下列決議案(作出修訂或無須修訂)為本公司普通決議案：

A. 「**動議**：

(a) 在本決議案(c)段及香港聯合交易所有限公司證券上市規則之規限下，一般性及無條件批准本公司董事(「董事」)在有關期間(按下文之定義)內行使本公司一切權力，以配發、發行或以其他方式處理本公司額外股份(「股份」)或可兑換股份之證券、或購股權、認股權證或可認購股份之類似權利，及訂立或授予可能須行使該等權力之建議、協議或購股權；

RECEIVED
2006 JUN 30 P 2:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHITALY HOLDINGS LIMITED
中意控股有限公司*

(Incorporated in Cayman Islands with limited liability)
(Stock Code: 1198)

ANNOUNCEMENT

The Board has noted the increase in the trading volume of the Shares today and wishes to state that it is not aware of any reasons for such increase, save as disclosed in this announcement.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The board of directors (the "Board") of Chitaly Holdings Limited (the "Company", together with its subsidiaries "Group") has noted the increase in the trading volume of the shares of the Company (the "Shares") today. The Board has been informed by Mr. Tse Kam Pang ("Mr. Tse"), an executive director of the Company that Mr. Tse has today disposed of 543,000 shares of the Company (representing approximately 0.21% of the existing issued share capital of the Company) on the market at an average price of HK$3.84 per Share, while about 7.94 million Shares were traded on the market today.

Save as mentioned above, the Board is not aware of any other reasons for the recent increase in the trading volume of the Shares.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

This announcement is made by the order of Chitaly Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

On behalf of the Board
Chitaly Holdings Limited
Chan Wing Kit
Company Secretary

Hong Kong, 10th January, 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai

Independent Non-Executive Directors:
Dr. Donald H. Straszheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

Listed Companies Information

RECEIVED
2006 JUN 30 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHITALY HOLD<01198> - Unusual volume movement

The Stock Exchange has received a message from Chitaly Holdings Limited which is reproduced as follows:-

"The following statement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The directors ("Directors") of the Company have noted the increase in the volume of the shares of the Company today and wish to state that they are not aware of any reasons for such movement.

The Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules ("Listing Rules") Governing the Listing of Securities on the Stock Exchange, neither are the Directors aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of Chitaly Holdings Limited, the Directors of which individually and jointly accept responsibility for the accuracy of the above statement.

As at the date of this announcement, the board of Directors comprises three executive Directors, namely Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai; three independent non-executive Directors, namely Dr. Donald H Strazheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong.

For and on behalf of
Chitaly Holdings Limited

Chan Wing Kit
Company Secretary

24 January 2006"

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 26/04/2006:
(stock code: 01198)
Year end date: 31/12/2005
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2005 to 31/12/2005 ('000)	(Audited) Last Corresponding Period from 01/01/2004 to 31/12/2004 ('000)
Turnover	:	413,257	403,766
Profit/(Loss) from Operations	:	80,446	131,857
Finance cost	:	(453)	N/A
Share of Profit/(Loss) of Associates	:	207	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	78,192	108,002
% Change over Last Period	:	-27.6 %	
EPS/(LPS)-Basic (in dollars)	:	0.3096	0.4506
-Diluted (in dollars)	:	0.3089	0.4405
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	78,192	108,002
Final Dividend per Share	:	5.5 cents	14.0 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	23/05/2006	to 26/05/2006 bdi.
Payable Date	:	29/05/2006	
B/C Dates for Annual General Meeting	:	23/05/2006	to 26/05/2006 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain leasehold land and buildings, which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1 Presentation of Financial Statements
HKAS 2 Inventories
HKAS 7 Cash Flow Statements
HKAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10 Events after the Balance Sheet Date
HKAS 12 Income Taxes
HKAS 14 Segment Reporting
HKAS 16 Property, Plant and Equipment
HKAS 17 Prepaid Land Lease Payment
HKAS 18 Revenue
HKAS 19 Employee Benefits
HKAS 21 The Effects of Changes in Foreign Exchange Rates
HKAS 23 Borrowing Costs
HKAS 24 Related Party Disclosures
HKAS 27 Consolidated and Separate Financial Statements
HKAS 28 Investments in Associates
HKAS 32 Financial Instruments: Disclosure and Presentation
HKAS 33 Earnings per Share
HKAS 36 Impairment of Assets
HKAS 37 Provisions, Contingent Liabilities and Contingent Assets
HKAS 38 Intangible Assets
HKAS 39 Financial Instruments: Recognition and Measurement
HKAS 39 Amendment Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2 Share-based Payment
HKFRS 3 Business Combinations
HK-Int 4 Leases - Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 27, 28, 32, 33, 36, 37, 38, 39, HKFRS3 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of associates is presented net of the Group's share of tax attributable to associates.

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

3. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a) Effect on the consolidated balance sheet

	Effect of adopting
At 1 January 2005	HKAS 17#
Effect of new policy (Increase/(decrease))	Prepaid land lease payments HK$'000
Assets	
Prepaid land lease payments	627

Prepayments, deposits and other receivables	(627)
	-

Adjustments/presentation taken effect retrospectively

At 31 December 2005	Effect of adopting HKAS 17#	HKFRS 2#	
Effect of new policies (Increase/(decrease))	Prepaid land lease payments HK$'000	Equity-settled share option arrangements HK$'000	Total HK$'000
Assets			
Prepaid land lease payments	13,672	-	13,672
Prepayments, deposits and other receivables	(13,672)	-	(13,672)
Liabilities/equity			
Share option reserve	-	4,340	4,340
Retained profits	-	(4,340)	(4,340)
	-	-	-

Adjustments/presentation taken effect retrospectively

(b) Effect on the consolidated income statement for the years ended 31 December 2005 and 2004

Effect of new policy	Effect of adopting HKFRS 2 Employee share option scheme HK$'000
Year ended 31 December 2005	
Increase in administrative expenses	(4,340)
Decrease in profit	(4,340)
Decrease in basic earnings per share	1.72 cents
Decrease in diluted earnings per share	1.71 cents

The change in accounting policies has had no impact to the consolidated income statement for the year ended 31 December 2004.

4. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on the net profit for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

The calculations of basic and diluted earnings per share are based on:

	2005 HK$'000	2004 HK$'000
Earnings		
Net profit attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation:	78,192	108,002

	Number of shares 2005	2004
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	252,549,000	239,693,000
Effect of dilution - weighted average number of ordinary shares: Share options	601,000	5,485,000
	253,150,000	245,178,000

5. DIVIDENDS

	Group 2005 HK$'000	2004 HK$'000
Interim dividend - HK9.5 cents (2004: HK12.0 cents) per ordinary share	25,612	29,240
Proposed final dividend - HK5.5 cents (2004: HK14.0 cents) per ordinary share	14,306	34,113
	39,918	63,353

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chitaly Holdings Limited ("Company"), you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

The notice convening the annual general meeting of the Company ("AGM") is set out at the end of this circular. Resolutions will be proposed at the AGM to consider and, if thought fit, approve the proposed re-election of Directors, the general mandates to issue and repurchase securities of the Company by way of ordinary resolution and the Proposed Amendments by way of special resolution.

A form of proxy for the AGM is also enclosed with this circular. Whether or not you wish to attend and vote at the AGM in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

3rd May, 2006

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2005 Annual Report"	The annual report of the Company for the year ended 31st December, 2005
"AGM"	the annual general meeting of the Company to be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26th May, 2006 at 10:00 a.m
"AGM Notice"	the notice convening the AGM as set out at the end of this circular and despatched together with this circular
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	board of Directors
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the main board of the Stock Exchange
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Existing Articles"	the existing articles of association of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	28th April, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Proposed Amendments"	the proposed amendments to the Existing Articles proposed to be approved under a special resolution as set out in the AGM Notice
"SFO"	Securities and Futures Ordinance, Cap 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the same meaning ascribed to it under the Listing Rules
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"%"	per cent

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

Executive Directors:
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Mr. Ma Gary Ming Fai

Independent Non-Executive Directors:
Dr. Donald H. Straszheim
Mr. Chang Chu Fai Johnson Francis
Mr. Yau Chung Hong

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Room 204, 2/F
Wing On Plaza
62 Mody Road
Tsimshatsui East
Kowloon
Hong Kong

3rd May, 2006

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES, AND AMENDMENTS TO ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to (i) the re-election of Directors; (ii) the granting to the Directors of general mandates for the issue and the repurchase of the Company's securities up to 20% and 10% respectively of the aggregate nominal amount of the Company's issued share capital as at the date of the passing of such resolutions; and (iii) the Proposed Amendments.

RE-ELECTION OF DIRECTORS

The Board currently consists of 6 Directors, namely Mr. Tse Kam Pang, Mr. Lam Toi, Mr. Ma Gary Ming Fai, Dr. Donald H. Straszheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong.

According to Article 87 of the Existing Articles, at each annual general meeting, one third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. The Director(s) to retire at each annual general meeting shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. Pursuant to Article 87 of the Existing Articles, Mr. Tse Kam Pang and Dr. Donald H. Straszheim will retire at the AGM and shall be eligible for re-election

In addition, pursuant to Article 86 of the Existing Articles, any person appointed by the Directors to fill a causal vacancy o the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting. As Mr. Chang Chu Fai Johnson Francis was appointed as an independent non-executive Director by the Board with effect from 1st July, 2005, he will also retire at the AGM and will also be eligible for re-election.

Article 88 of the Existing Articles provides that no person other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless a notice in writing of the intention to propose that person for election as a Director and a notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven clear days (but not more than fourteen clear days) before the date of the general meeting.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the AGM, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at Head Office of the Company or the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on or before 18th May, 2006.

A brief biographical details of the retiring Directors are set out in Appendix I of this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the AGM is received after the printing of this circular, the Company will issue an announcement and/or a supplementary circular to inform Shareholders of the details of the additional candidate(s) proposed.

GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

New general mandates to allot, issue and deal with securities of the Company up to 20% and to repurchase securities up to 10% respectively of the aggregate nominal amount of the issued share capital of the Company as at the date of the resolutions as set out in Resolutions numbered 5(A) and 5(B) respectively of the AGM Notice will be proposed at the AGM. Resolution authorising the extension of the general mandate to the Directors to issue securities to include the aggregate nominal amount of such securities (if any) repurchased under the repurchase mandate as set out in Resolution numbered 5(C) of the AGM Notice will be proposed at the AGM.

As at the Latest Practicable Date, the Company has an issued share capital of HK$26,011,400.00 divided into 260,114,000 Shares of HK$0.10 each. Subject to the passing of an ordinary resolution approving the proposed general mandate to issue Shares and on the basis that no further Shares will be issued or allotted by the Company prior to the AGM, the exercise of the proposed general mandate to issue Shares in full would result in up to a maximum of 52,022,800 Shares, representing 20% of the total number of Shares in issue and a share capital of HK$5,202,280.00, being issued by the Company during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by law or the date upon which the general mandate to issue Shares is revoked or varied by an ordinary resolution of the Shareholders at a general meeting of the Company. Subject to the passing of an ordinary resolution approving the proposed repurchase mandate and on the basis that no further Shares will be issued or allotted by the Company prior to the AGM, exercise of the proposed repurchase mandate in full would result in up to a maximum of 26,011,400 Shares, representing 10% of the total number of Shares in issue and a share capital of HK$2,601,140.00, being repurchased by the Company.

With reference to the proposed new general mandates, the Directors wish to state that they have no immediate plans to issue or repurchase any securities pursuant to the relevant mandates.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed decision on whether to vote for or against Resolutions numbered 5(A), 5(B) and 5(C) to be proposed at the AGM in relation to the proposed general mandates to issue and repurchase securities are set out in the Appendix II to this circular.

PROPOSED AMENDMENTS

Upon periodic review by the Company of the Existing Articles, the Board proposes to amend Articles 66, 68, 86(5) and 87(1) of the Existing Articles to reflect the existing requirements of the Listing Rules. The Proposed Amendments are set out in Special Resolution no. 6 of the notice of the AGM.

AGM

The notice convening the AGM is set out at the end of this circular. Ordinary resolutions in respect of the general mandates to issue and repurchase securities and a special resolution in respect of the Proposed Amendments, among other matters, will be proposed at the AGM.

ACTIONS TO BE TAKEN

A form of proxy for the AGM is also enclosed with this circular. Whether or not you intend to attend and vote at the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

PROCEDURES FOR DEMANDING A POLL

Pursuant to the Existing Articles, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded (i) by the Chairman of the meeting; or (ii) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or (iv) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

At the AGM, resolutions will be proposed for the Shareholders to approve, among other things, (i) the proposed re-election of retiring Directors; (ii) the proposed general mandates to issue and repurchase securities of the Company; and (iii) the Proposed Amendments.

The Directors consider that the re-election of Directors, the grant of general mandates to issue and repurchase securities, and to add the aggregate nominal amount of securities that may be repurchased to the aggregate nominal amount of securities that may be allotted pursuant to the general mandate to issue securities, and the Proposed Amendments are each in the best interests of the Company and the Shareholders as a whole, and accordingly, recommend all Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

PARTICULARS OF DIRECTORS FOR RE-ELECTION

The biographical particulars of the Directors eligible for re-election at the AGM are set out below.

Mr. Tse Kam Pang, aged 51, Chairman

Experience

Mr. Tse Kam Pang, aged 51, is the chairman of the Company. He founded the Group in 1997 and is responsible for the overall strategic planning and formulation of corporate policies of the Group. Prior to the founding of the Group, Mr. Tse previously held the position of deputy managing director in a public listed company in Hong Kong. Mr. Tse has over 16 years of experience in the international trade and China trade business. Mr. Tse is also a fellow member of the Hong Kong Society of Accountants. He had no other directorships in listed companies in the past three years (including listed companies both within and outside Hong Kong).

Length of service

Mr. Tse has entered into a service contract with the Company for acting as an executive Director for an initial term of two years commencing from 1st May 2002. The service contract shall continue unless and until terminated by either the Company or Mr. Tse giving to the other party not less than 2 months' prior notice in writing to terminate the service contract.

Relationships

Mr. Tse does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company, or their respective associates.

Interests in Shares

Mr. Tse and Crisana International Inc., which is wholly and beneficially owned by Mr. Tse are together interested in an aggregate of 76,050,000 Shares, representing approximately 29.24% of the issued share capital of the Company as at the Latest Practicable Date.

Director's emoluments

The remuneration payable to Mr. Tse is HK$3,550,000 per year, which is determined by reference to prevailing market conditions and his job responsibilities.

Others

Mr. Tse has no information to be disclosed pursuant to sub-paragraphs (h) to (v) under Rule 13.52(2) of the Listing Rules. Save as disclosed above, there are no other matters that need to be brought to be attention of the Shareholders.

Dr. Donald H. Straszheim, aged 64, Independent Non-executive Director

Experience

Dr. Donald H. Straszheim, aged 64, is Vice Chairman of Roth Capital Partners, LLC, a broker/dealer and investment banking firm located in Newport Beach, California. He holds a B.S., M.S. and Ph.D. from Purdue University. From 1985 to 1997, Dr. Straszheim was the Chief Economist of Merrill Lynch and Co and guided its world-wide economic research effort. From 1997 to 2001 he was President of the Milken Institute, a not-for-profit economic and public-policy think tank. From 2002 to 2005 he ran his own consulting and research company. He has no other directorships in listed companies in the past three years (including listed companies both within and outside Hong Kong).

Length of service

Dr. Straszheim's service as an independent non-executive Director is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the Existing Articles.

Relationships

Dr. Straszheim does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company, or their respective associates.

Interests in Shares

Except that Dr. Straszheim is holding options to subscribe for 800,000 Shares, he has no interests in the Shares within the meaning of Part XV of the SFO as at the Latest Practicable Date.

Director's emoluments

The remuneration payable to Dr. Straszheim is US$40,000 per year which is determined by reference to prevailing market conditions and his job responsibilities.

Others

Dr. Straszheim has no information to be disclosed pursuant to sub-paragraphs (h) to (v) under Rule 13.52(2) of the Listing Rules. Save as disclosed above, there are no other matters that need to be brought to be attention of the Shareholders.

Mr. Chang Chu Fai Johnson Francis, aged 51, Independent Non-executive Director

Experience

Mr. Chang Chu Fai Johnson Francis, aged 51, is a registered person under the SFO. Since 2000, Mr. Chang has been the managing director of Ceres Capital Limited, a licensed corporation under the SFO engaged in the provision of corporate finance advisory services. Mr. Chang has over 28 years of experience in banking, corporate finance, investment and management. He holds a Bachelor's Degree in Commerce from Concordia University in Montreal, Canada since 1976 and a Master's Degree in Business Administration from York University in Toronto, Canada since 1977. Currently, he is an executive director of Golden 21 Investment Holdings Limited (Stock Code: 2312) and Trasy Gold Ex Limited (Stock Code: 8063), and an independent non-executive director of Tian An China Investments Company Limited (Stock Code: 28) and Quality HealthCare Asia Limited (Stock Code: 593), all of which are listed on the Stock Exchange.

Length of service

Mr. Chang's service as an independent non-executive Director is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the Existing Articles.

Relationships

Mr. Chang does not have any relationship with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company, or their respective associates.

Interests in Shares

Except that Mr. Chang is holding options to subscribe for 200,000 Shares, he has no interests in the Shares within the meaning of Part XV of the SFO as at the Latest Practicable Date.

Director's emoluments

The remuneration payable to Mr. Chang is HK$120,000 per year, which is determined by reference to prevailing market conditions and his job responsibilities.

Others

Mr. Chang has no information to be disclosed pursuant to sub-paragraphs (h) to (v) under Rule 13.52(2) of the Listing Rules. Save as disclosed above, there are no other matters that need to be brought to be attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the AGM in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued capital of the Company was HK$26,011,400, consisting of 260,114,000 fully paid Shares. Subject to the passing of the resolution granting the proposed mandate to repurchase securities and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 26,011,400 Shares during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws or the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Board believes that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase its securities in the market. Any repurchase of securities of the Company may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value or earnings per Share or both and will only be made when the Board believes that a repurchase of securities will benefit the Company and the Shareholders.

FUNDING OF REPURCHASES

Any repurchase of securities of the Company would be funded entirely from the cash flow or working capital facilities available to the Company, and will, in any event be made out of funds legally available for the purpose in accordance with the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands and the Listing Rules. Repurchases may only be effected out of the profits of the Company or out of the proceeds of a fresh issue of shares made for the purpose, or, if so authorised by its articles of association and subject to the provisions of the Companies Law, out of capital. Any premium payable on a repurchase over the par value of the shares to be repurchased must be provided for out of profits of the Company or out of the Company's share premium account, or, if so authorised by its articles of association and subject to the provisions of the Companies Law, out of capital.

The Directors have no present intention to repurchase any securities of the Company and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the securities of the Company can be repurchased on terms favourable to the Company. The Directors anticipate that if the general mandate to repurchase securities of the Company were to be exercised in full at the currently prevailing market value, it might have an adverse impact on the working capital and gearing level of the Company. The Directors do not propose to exercise the mandate to repurchase securities of the Company to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors are from time to time appropriate for the Company.

MARKET PRICE OF SHARES

The following table shows the highest and lowest prices at which the securities have been traded on the Stock Exchange in each of the last twelve months:

	Price per Share	
	Highest	**Lowest**
	(HK$)	*(HK$)*
2005		
May	7.10	6.20
June	7.05	6.45
July	6.90	4.30
August	5.05	4.30
September	4.73	3.58
October	4.65	4.00
November	4.13	2.88
December	4.08	2.95
2006		
January	4.38	3.55
February	4.20	3.73
March	4.05	3.60
April	4.73	3.03

GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed repurchase mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

To the best of their knowledge having made all reasonable enquiries, none of the Directors or any of their respective associates has any present intention, in the event that the repurchase mandate is approved by the Shareholders, to sell any Shares to the Company or its subsidiaries (as defined in the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)).

No connected persons of the Company have notified the Company that they have a present intention to sell any Shares to the Company nor have undertaken not to sell any of the Shares held by them to the Company in the event that the repurchase mandate is approved by the Shareholders.

TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company, resulting in an obligation on behalf of the substantial Shareholders to make general offer under the Takeovers Code. However, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the above-mentioned obligation to make general offers on the part of the substantial Shareholders will be triggered.

As at the Latest Practicable Date, Mr. Tse Kam Pang and Crisana International Inc., which is wholly and beneficially owned by Mr. Tse Kam Pang were together interested in an aggregate of 76,050,000 Shares, representing approximately 29.24% of the issued share capital of the Company. Based on such interests and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed repurchase mandate, the interests of Mr. Tse Kam Pang will be increased to approximately 32.49% of the issued share capital of the Company. To the best of the knowledge and belief of the Directors, such increase in the interests of Mr. Tse Kam Pang will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to repurchase securities of the Company to the extent that it will trigger the obligations under the Takeovers Code to make a mandatory offer.

In the event that the repurchase mandate is exercised in full, the number of the relevant class of securities of the Company held by the public will not fall below 25% of the total number of that class of securities then in issue.

In the six months preceding the Latest Practicable Date, the Company has repurchased Shares on the Stock Exchange, particulars of which are provided as follows:

Date	**Shares**	**Average price per Share** *HK$*
26th October, 2005	142,000	4.08
2nd November, 2005	578,000	4.03
7th November, 2005	40,000	4.00
8th November, 2005	442,000	3.92
15th November, 2005	1,150,000	3.46
18th November, 2005	150,000	3.00
Total number of Shares repurchased by the Company	2,502,000	

The following is a summary of the proposed amendments to the Existing Articles:

(A) By inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "a show of hands unless" in the third sentence of the Article 66, and by deleting the full stop at the end of Article 66(d), replacing it with a semi-colon and inserting the word "or" after the semi-colon.

Then, by inserting the following wording after Article 66(d):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

This proposed amendment gives Director(s) attending at a general meeting the right to demand a poll as mentioned above.

(B) By deleting the second sentence of Article 68 in its entirety and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

This proposed amendment seeks to clarify that the Company is obliged to disclose voting figures as required by the Listing Rules.

(C) By substituting the existing article 86(5) with the following new article 86(5):

"(5) Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement)."

The existing article 86(5) provides that a special resolution is required to remove a Director from office.

(D) By substituting the existing article 87(1) with the following new article 87(1):

"(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years."

This proposed amendment seeks to clarify that every Director shall be subject to retirement by rotation at least once every three years.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Chitaly Holdings Limited ("Company") will be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26th May, 2006 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2005;

2. To declare a final dividend for the year ended 31st December, 2005, to be paid out of the share premium account of the Company, (if necessary);

3. To re-elect directors and to authorise the board of directors to fix their remuneration;

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

AS SPECIAL BUSINESS

ORDINARY RESOLUTIONS

5. To consider and, if thought fit, pass the following resolution, with or without modification, as an ordinary resolution of the Company:

   A. "**THAT**:

      (a) subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly;

(d) subject to the passing of each of the paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

'Rights Issue' means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)."

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

SPECIAL RESOLUTION

6. To consider and, if thought fit, pass the following resolution, with or without modification, as a special resolution of the Company:

"**THAT** the articles of association of the Company be and are hereby amended in the following manner:

(A) by inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "a show of hands unless" in the third sentence of the Article 66; and by deleting the full stop at the end of Article 66(d) and replacing it with a semi-colon and inserting the word "or" after the semi-colon.

Then by inserting the following wording after Article 66(d):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

(B) by deleting the second sentence of Article 68 in its entirety and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(C) by substituting the existing article 86(5) with the following new article 86(5):

"(5) Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement)."

(D) by substituting the existing article 87(1) with the following new article 87(1):

"(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years."

By order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 28th April, 2006

Notes:

1. The register of members of the Company will be closed from 23rd May 2006 to 26th May 2006, both days inclusive, during which period no transfer of shares will be registered. Members whose names appear on the register of members of the Company at the close of business on 23rd May 2006 will be entitled to attend and vote at the Annual General Meeting. In order to qualify for the final dividend, members are reminded to ensure that all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 22nd May 2006.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, and in the event of a poll, vote in his/her stead. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

4. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. The completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

5. Concerning Resolution 5A above, the directors wish to state that in respect of this general mandate, they have no immediate plans to issue any new securities of the Company. Approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to allow flexibility and discretion to the directors in the event that it becomes desirable to issue any securities of the Company up to 20 per cent. of the existing issued share capital.

6. The general purpose of the authority to be conferred on the directors by Resolution 5B above is to increase flexibility and to provide discretion to the directors in the event that it becomes desirable to repurchase securities representing up to a maximum of 10 per cent. of the relevant class of securities of the Company in issue at the date of passing the resolution.

3. 如為任何股份之聯名登記持有人，則任何一位此等人士均可親身或委派代表在上述大會上就該等股份投票，猶如彼等為唯一有權投票者，倘超過一位此等聯名持有人親自或委派代表出席上述大會，則此等出席之人士中，只有在本公司股東名冊排名首位之聯名登記持有人方有權投票。

4. 按印列指示填妥及簽署之代表委任表格連同已簽署之授權書或其他授權文件（如有）或該授權書或授權文件經公證人簽署證明之副本，必須於大會或其續會指定舉行時間四十八小時前送達本公司於香港之股份過戶登記分處登捷時有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會並於會上投票。

5. 有關上述決議案5A號，董事會特此聲明現時並無計劃按該授權發行任何新股份，此決議案乃遵照香港聯合交易所有限公司證券上市規則及為確保董事會具有靈活性及決定權，在其認為需要時配發不超過於決議案通過當日本公司之現有已發行股本中20%之任何證券，故要求股東授予董事會一般性權力。

6. 上述決議案5B號有關授予董事會權力之一般目的為增加靈活性及給予董事會決定權以於在其認為合適的情況下，購回不超過決議案通過當日本公司之已發行之有關證券類別之10%。

(B) 刪除第68條第二句全文並以下文替代：

「僅當指定證券交易所規則提出要求，本公司才予以披露投票表決之投票數字。」

(C) 以新第86(5)條取代現有第86(5)條：

「(5) 除非細則另行規定，股東可於依據細則召開的任何股東大會上，通過一項普通決議案於任何董事任期結束之前將其辭退，儘管本公司組織章程細則之任何其他條文有所規定，或有關董事與公司達成的任何協議(惟不影響此類協議所規定之任何索償要求)。」

(D) 以新第87(1)條取代現有第87(1)條：

「(1) 儘管本公司組織章程細則之任何其他條文有所規定，於每屆股東週年大會上，當時董事人數三分一(或，倘人數並非三之倍數，則為最接近之整數，惟不得少於三分一人數)須輪值告退，惟每名董事必須至少每三年輪值告退一次。」

承董事會命
中意控股有限公司
主席
謝錦鵬

香港，二零零六年四月二十八日

附註：

1. 本公司將於二零零六年五月二十三日至二零零六年五月二十六日期間(首尾兩日包括在內)暫停辦理股份過戶登記手續，期間將不會登記股份過戶。於二零零六年五月二十三日營業時間結束時名列本公司股東名冊的股東有權出席股東週年大會並投票。為符合資格收取末期股息，所有股份過戶連同有關之股票及過戶表格必須於二零零六年五月二十二日下午四時前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委任一名或以上代表代其出席投票。受委代表毋須為本公司股東。

(d) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或任何適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力之日。」

C. 「**動議**：

待召開大會通告所載決議案5A號及5B號獲通過後，批准擴大根據上文決議案5A所授予本公司董事(「董事」)可行使本公司有關配發、發行或以其他方式處理股份(「股份」)之一般授權，並於該一般授權加入本公司根據上文決議案5B號授權而購回本公司股本之面值總額，惟此數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

特別決議案

6. 考慮並酌情通過下列決議案(作出修訂或無須修訂)為本公司特別決議案：

「**動議**：本公司之章程將對下列條款作出更改：

(A) 於細則第66條內第三句「舉手表決除非」語句後插入「指定證券交易所要求投票表決」，並刪除第66(d)條末尾之句號，代之以分號並在分號後插入「或」字。

再於第66(d)條後加入以下條文：

「(e) 倘經指定證券交易所之規則要求，由代表持有佔於此等會議投票權總數百分之五(5%)或以上之任何董事或若干董事提出。」

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力之日；及

『配售新股』指董事會於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按照彼等當時所持之股份比例配售股份之建議(惟董事會有權就零碎股份，或根據香港以外任何地區之法律之限制或責任，或任何認可監管機構或證券交易所之規定，而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排)。」

B. 「**動議**：

(a) 在本決議案第(b)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司之一切權力，根據股份購回守則在香港聯合交易所有限公司(「聯交所」)或本公司股份可上市及為證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，購回本公司股本中之股份，而有關購回須根據一切適用法規進行；

(b) 根據本決議案(a)段，本公司於有關期間可購回之證券面值總額，不得超過本決議案通過當日本公司已發行之該等有關證券類別之面值總額10%，而本決議案(a)段之批准應以此為限；及

(c) 在本決議案(a)及(b)段之規限下，撤銷已授予董事本決議案(a)及(b)段所述類別之任何先前而現時仍然生效之決議案；及

(b) 本決議案(a)段之批准將授權董事會於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之建議、協議或購股權；

(c) 董事會依據本決議案(a)段之批准而配發或有條件或無條件同意配發及發行（不論是否根據購股權或其他方式配發者）之股本面值總額，不包括

(i) 配售新股（按下文之定義）；

(ii) 行使本公司所發行認股權證上附有之認購權，或可兌換本公司股份之證券上附有之換股權；

(iii) 根據任何不時採納之購股權計劃或類似安排，以授予或發行股份或認購股份之權利予本公司（及／或其任何附屬公司）之官員或僱員而須發行之股份；或

(iv) 根據本公司組織章程細則不時發行以股代息或類似安排而需配發股份以代替全部或部份股息；

須不得超過本公司於本決議案通過當日之已發行股本面值總額20%，而上述之批准亦受相應之限制；

(d) 倘本決議案(a)、(b)及(c)段均獲通過，針對決議案(a)、(b)及(c)段內容以往通過並授予董事且仍有效之規定則由此廢除，且

(e) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用之法例或本公司之組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

茲通告中意控股有限公司(「本公司」)謹定於二零零六年五月二十六日(星期五)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行股東週年大會，以處理下列事項：

作為普通事項

普通決議案

1. 省覽及通過截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 宣派截至二零零五年十二月三十一日止年度末期股息，從本公司之股份溢價賬中支付(如必要)；

3. 重選董事及授權董事會釐定董事之酬金；

4. 續聘本公司核數師並授權董事會釐定其酬金；

作為特別事項

普通決議案

5. 考慮並酌情通過下列決議案(作出修訂或無須修訂)為本公司普通決議案：

A. 「**動議**：

(a) 在本決議案(c)段及香港聯合交易所有限公司證券上市規則之規限下，一般性及無條件批准本公司董事(「董事」)在有關期間(按下文之定義)內行使本公司一切權力，以配發、發行或以其他方式處理本公司額外股份(「股份」)或可兑換股份之證券、或購股權、認股權證或可認購股份之類似權利，及訂立或授予可能須行使該等權力之建議、協議或購股權；

現有細則之主要建議修訂載述如下：

(A) 於細則第66條內第三句「舉手表決除非」語句後插入「指定證券交易所之規則要求投票表決」，並刪除第66(d)條末尾之句號，代之以分號並在分號後插入「或」字。

再於第66(d)條後加入以下文字：

「(e) 倘經指定證券交易所之規則要求，由代表持有佔於此等會議投票權總數百分之五(5%)或以上之任何董事或若干董事提出。」

該處修訂賦予出席股東大會之董事要求進行上述投票表決的權力。

(B) 刪除第68條第二句全文並以下文替代：

「僅當指定證券交易所規則提出要求，本公司才予以披露投票表決之投票數字。」

該項建議修訂旨在澄清本公司僅於上市規則要求時，才有責任披露投票數字。

(C) 以新第86(5)條取代現有第86(5)條：

「(5) 除非細則另行規定，股東可於依據細則召開的任何股東大會上，通過一項普通決議案於任何董事任期結束之前將其辭退，儘管本公司組織章程細則之任何其他條文有所規定，或有關董事與公司達成的任何協議(惟不影響此類協議所規定之任何索償要求)。」

現有第86(5)條規定，辭退董事須經一項特別決議案通過。

(D) 以新第87(1)條取代現有第87(1)條：

「(1) 儘管本公司組織章程細則之任何其他條文有所規定，於每屆股東週年大會上，當時董事人數三分一(或，倘人數並非三之倍數，則為最接近之整數，惟不得少於三分一人數)須輪值告退，惟每名董事必須至少每三年輪值告退一次。」

該項建議修訂旨在澄清每名董事均須至少每三年輪值告退一次。

收購守則

倘因本公司購回證券，以致一名股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。因此，一名股東或一群一致行動之股東，視乎該等股東權益增加之水平而定，可取得或鞏固在本公司之控制權，導致須依據收購條例代表主要股東作出全面收購建議之責任。然而，董事現時並無意行使購回授權從以導致上述主要股東履行作出全面收購建議之責任。

於最後實際可行日期，謝錦鵬先生及Crisana International Inc.(由謝錦鵬先生全資實益擁有)於本公司已發行股本中合共擁有總共76,050,000股股份或約29.24%。基於此等權益及假設本公司於股東週年大會前不再發行或購回股份及倘董事根據購回授權建議全面行使權力購回本公司證券，則謝錦鵬先生於本公司已發行股本中之權益將增至約32.49%。就董事所知及所信，謝錦鵬先生將因其權益增加而有責任根據收購守則第26條提出強制性收購建議。董事目前無意購回相當於可觸發收購守則下提出強制性收購建議之責任之本公司證券數量。

倘購回授權被全數行使，由公眾持有之本公司相關證券類別數量將不會低於該類別證券於當時已發行總數之25%。

於最後實際可行日期前六個月，本公司曾於聯交所購回股份，有關詳情如下：

日期	股份	每股平均價格
		港元
二零零五年十月二十六日	142,000	4.08
二零零五年十一月二日	578,000	4.03
二零零五年十一月七日	40,000	4.00
二零零五年十一月八日	442,000	3.92
二零零五年十一月十五日	1,150,000	3.46
二零零五年十一月十八日	150,000	3.00
本公司購回股份之總數為	2,502,000	

運資金及負債水平造成不利影響。倘行使購回本公司證券之授權可能對董事不時認為適合本公司之營運資金需要或負債水平造成重大不利影響之情況下，董事不擬行使購回授權。

股份市價

下表為於過去十二個月內，證券於聯交所所報之每月最高及最低成交價：

	每股股價	
	最高	最低
	(港元)	(港元)
二零零五年		
五月	7.10	6.20
六月	7.05	6.45
七月	6.90	4.30
八月	5.05	4.30
九月	4.73	3.58
十月	4.65	4.00
十一月	4.13	2.88
十二月	4.08	2.95
二零零六年		
一月	4.38	3.55
二月	4.20	3.73
三月	4.05	3.60
四月	4.73	3.03

一般事項

董事已向聯交所作出承諾，在可適用之相同範圍內，彼等將根據上市規則及開曼群島之適用法例行使購回本公司證券之授權建議。

董事及(在作出一切合理查詢後就彼等所知)其任何聯繫人士目前均無意於購回授權經股東批准後，向本公司或其附屬公司(定義見公司條例(香港法例第32章))出售股份。

本公司並未獲任何本公司關連人士通知，表示現時有意向本公司出售任何本公司之任何股份，亦無承諾不會於股東批准購回授權時出售任何名下之本公司股份。

本附錄乃遵照上市規則規定編製之說明函件，載列有關購回授權建議詳情以便各股東能詳盡瞭解及於股東週年大會上投票贊成或反對所提呈決議案。

股本

於最後實際可行日期，本公司之已發行股本為26,011,400港元，分為260,114,000股繳足股本股份。待建議授予購回證券之一般授權之普通決議案獲通過及基於本公司於股東週年大會日期前不再發行或購回股份，本公司將獲准於截至本公司下屆股東週年大會結束或根據本公司組織章程細則或任何適用之法例規定須予舉行本公司下屆股東週年大會之日期或該權力於股東大會被股東之決議案所撤銷或變更之日期中較早者期間，購回最多26,011,400股股份。

購回之理由

董事會相信，股東向董事授出一般授權以便本公司於市場上購回股份，乃符合本公司及股東之整體最佳利益。視乎當時之市況及資金安排，該等購回本公司證券可能會導致每股股份之資產淨值或盈利或兩者均增加，且董事會僅會在其認為該等證券購回將符合本公司及股東之利益之情況下作出該等購回。

購回股份之資金

本公司用於購回證券之資金，必須源於本公司之備用現金或一般營運資金及於任何情況下依據公司組織章程大綱及細則及開曼群島適用法例及上市規則規定可合法用作有關用途之資金中撥支。購回僅可以本公司之溢利或就此發行新股所得款項支付，或倘組織章程細則准許及並不違反公司法，可以股本支付。任何須於購回股份時支付超出股份面值之溢價須以本公司之溢利或本公司股份溢價賬支付，或倘組織章程細則准許及並不違反公司法，可以股本支付。

董事現無意購回本公司任何證券及彼等僅於其認為符合本公司最佳利益之情況且於彼等認為可按對本公司有利之條件購回證券時才行使購回之權力。董事預料倘按現行市值全數行使購回本公司證券之一般授權，可能對本公司之營

鄭鑄輝先生，五十一歲，獨立非執行董事

經驗

鄭鑄輝先生，五十一歲，為根據證券及期貨條例之註冊持牌人。自二零零零年起，鄭先生一直擔任昱豐融資有限公司之董事總經理，該公司乃根據證券及期貨條例獲發牌提供企業融資顧問服務。鄭先生擁有逾二十八年銀行、企業融資、投資及管理經驗。彼自一九七六年持有加拿大蒙特利爾孔科爾迪亞大學之商學學士學位，並自一九七七年取得加拿大多倫多約克大學工商管理碩士學位。彼現時為金豐21投資控股有限公司(股份代號：2312)及卓施金網有限公司(股份代號：8063)之執行董事，及天安中國投資有限公司(股份代號：28)及卓健亞洲有限公司(股份代號：593)之獨立非執行董事，此等公司均於聯交所上市。

服務年期

鄭先生擔任本公司獨立非執行董事並無固定服務年期，惟須根據現有組織章程細則輪值告退及重選連任。

關係

鄭先生概無與本公司任何其他董事、高級管理人員、主要股東(定義見上市規則)或控股股東(定義見上市規則)或彼等各自之聯繫人士有任何關係。

股份權益

鄭先生並無於股份中擁有證券及期貨條例第XV部所界定之權益，惟持有認購200,000股股份之認股權。

董事酬金

應付鄭先生之董事袍金每年120,000港元，乃根據其職責並參考當前市況釐定。

其他事項

鄭先生並無依據上市規則第13.52(2)條第(h)至(v)段規定所須披露之資料。除上述披露者外，並無其他事項需要股東注意。

Donald H. Straszheim博士，六十四歲，獨立非執行董事

經驗

Donald H. Straszheim博士，六十四歲，為一間位於美國加利福尼亞洲紐波特海灘的經紀／交易商及投資銀行Roth Capital Partners, LLC之副主席。彼持有美國普度大學(Purdue University)頒發之理學士、理學碩士及博士學位。於一九八五年至一九九七年期間，Straszheim博士擔任美林證券(Merrill Lynch and Co.)之首席經濟師，帶領美林證券之全球經濟研究工作。於一九九七年至二零零一年期間，彼擔任一間非牟利經濟及公共政策之智囊團Milken Institute總裁。於二零零二年至二零零五年期間，彼經營其擁有之顧問及研究公司。彼於過去三年未曾擔任任何其他上市公司董事職務(包括香港境內及境外之上市公司)。

服務年期

Straszheim博士擔任本公司獨立非執行董事並無固定服務年期，惟須根據現有公司組織章程細則輪值告退及重選連任。

關係

Straszheim博士概無與本公司任何其他董事、高級管理人員、主要股東(定義見上市規則)或控股股東(定義見上市規則)或彼等各自之聯繫人士有任何關係。

股份權益

Straszheim博士並無於股份中擁有證券及期貨條例第XV部所界定之權益，惟持有認購800,000股股份之認股權。

董事酬金

應付予Straszheim博士之酬金每年40,000美元，乃根據其職責並參考當前市況釐定。

其他事項

Straszheim博士並無依據上市規則第13.52(2)條第(h)至(v)段規定所須披露之資料。除上述披露者外，並無其他事項需要股東注意。

重選董事之名單

可於股東週年大會參與重選之董事履歷詳情載述如下：

謝錦鵬先生，五十一歲，主席

經驗

謝錦鵬先生，五十一歲，為本公司主席。謝先生於一九九七年創立本集團，負責整體戰略規劃及制訂本集團之企業政策。於創立本集團前，謝先生曾出任香港一間上市公司董事副總經理。謝先生於國際貿易及對華貿易業務領域，擁有逾十六年經驗。謝先生亦為香港會計師公會資深會員。彼於過往三年未曾擔任任何其他上市公司董事職務(包括香港境內及境外之上市公司)。

服務年期

謝先生與本公司訂立擔任執行董事之服務合約，由二零零二年五月一日起計初訂兩年。服務合約一直有效至本公司或謝先生向另一方發出不少於兩個月之書面通知以終止服務合約為止。

關係

謝先生與本公司任何其他董事、高級管理人員、主要股東(定義見上市規則)或控股股東(定義見上市規則)或彼等各自之聯繫人士概無任何關係。

股份權益

於最後實際可行日期，謝先生與Crisana International Inc.(由謝先生全資實益擁有)合共擁有本公司76,050,000股股份，約佔本公司已發行股本之29.24%。

董事酬金

應付謝先生之酬金每年3,550,000港元，乃依據其職責並參考當前市況釐定。

其他

謝先生並無依據上市規則第13.52(2)條第(h)至(v)段規定所須披露之資料。除上述披露者外，並無其他事項需要股東注意。

應採取之行動

股東週年大會之代表委任表格隨附於本通函內。無論　閣下擬否出席股東週年大會，務請盡快根據代表委任表格所列印之指示將代表委任表格填妥及交回本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於股東週年大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席股東週年大會或任何續會，並於會上投票。

要求投票表決之程序

根據本公司現有細則，可於任何股東大會就一項決議案進行舉手投票，除非（於宣佈舉手投票結果時或之前或於任何以點票方式投票之其他要求被撤銷）(i)大會主席；或(ii)至少三名親身出席之股東或如股東為一間公司時代表其出席大會及於會上投票之正式授權代表或代理人；或(iii)佔有權於會上投票之全體股東所有投票權之不少於十分一並親身出席大會之一名或多名股東或如股東為一間公司時正式授權之代表或代理人；或(iv)持有本公司股份（其已繳足股本總額相當於或不少於所有有權投票之股份之已繳足股本總額之十分一）有權於會上投票並親身出席大會之一名或多名股東或如股東為一間公司時正式授權之代表或代理人，要求以點票方式進行。

推薦意見

將於股東週年大會提呈股東批准之決議案（其中包括）(i)重選告退董事建議；(ii)發行及購回本公司證券之一般授權建議；及(iii)建議修訂。

董事認為重選董事、授予發行及購回證券之一般授權，及根據發行證券之一般授權將可予購回證券之總面值包括在可予配發證券之總面值內，以及建議修訂均符合本公司及其股東之整體最佳利益。因此，董事建議全體股東投票贊成將於股東週年大會上提呈之有關決議案。

此　致

列位股東　台照

承董事會命
中意控股有限公司
主席
謝錦鵬
謹啟

二零零六年五月三日

議案當日之已發行股本總面值之20%及10%）將於股東週年大會上提呈。授權董事發行證券之一般授權擴大至包括根據載於股東週年大會通告決議案第5(C)號購回授權所購回之該等證券（如有）總面值之決議案將於股東週年大會上提呈。

於最後實際可行日期，本公司之已發行股本為26,011,400.00港元，合共260,114,000股，每股面值0.10港元。倘建議發行股份之一般授權之普通決議案獲通過，及本公司於股東週年大會前再無發行或配發其他股份，本公司將於截至下次股東週年大會結束前，或本公司根據法例規定需要召開下屆股東週年大會之日期，或股東於本公司股東大會上以普通決議案撤銷或更改發行股份之一般授權之較早日期止之期間，完全行使建議發行股份之一般授權可導致發行最多達52,022,800股（為已發行股份總數之20%），股本為5,202,280.00港元之額外股份。倘建議購回授權之普通決議案獲通過，及於股東週年大會前本公司再無發行或配發其他股份，則本公司全面行使建議購回授權將購回數目最多26,011,400股（為已發行股份總數之10%），股本為2,601,140.00港元之股份。

茲提述所建議之新一般授權，董事欲表明彼等暫無計劃根據有關授權發行或購回任何證券。

根據上市規則規定須寄發予股東之詳細資料以便各股東能作知情決定於股東週年大會上投票贊成或反對所建議有關發行及購回證券之一般授權之第5(A)、5(B)及5(C)號決議案之說明函件載於本通函附錄二。

建議修訂

依據本公司對現有細則之定期審核，董事會建議修改現有細則第66、68、86(5)及87(1)條以符合上市規則之現有規定。有關修訂建議刊載於股東週年大會通告特別決議案第6號。

股東週年大會

召開股東週年大會之通告載於本通函末尾。有關發行及購回證券之一般授權之普通決議案及有關（其中包括）建議修訂組織章程細則之特別決議案將於股東週年大會上提呈。

重選董事

董事會現包括六名董事，謝錦鵬先生、林岱先生、馬明輝先生、Donald H. Straszheim博士、鄭鑄輝先生及丘忠航先生。

根據現有細則第87條，於每一次股東週年大會上應有三分一之董事(倘其數目並非三或三之倍數，則以最接近但不少於三分之一數為準)告退。每年告退之董事應為彼等於上次膺選之後任期最長之董事，惟該等人士倘於同日成為董事而須告退者則須以抽籤決定(彼等自行協議者除外)。根據現有細則第87條，謝錦鵬先生及Donald H. Straszheim博士須於股東週年大會上告退，並符合資格於股東大會上重選連任。

此外，根據現有細則第86條，任何獲委任填補董事會臨時空缺之董事，其任期僅至下屆本公司股東大會止，並有資格於是次大會重選連任。鄭鑄輝先生獲董事會委任為獨立非執行董事並於二零零五年七月一日生效，彼將於股東週年大會上告退並有資格重選連任。

現有細則第88條訂明無任何人士(告退董事除外)，除獲董事會推薦參選外，可於任何股東大會中參選成為董事，惟本公司須於大會舉行至少7日前(但不多於14日)接獲表示有意提名該名人士參選成為董事及該名人士願意接受提名之書面通知。

因此，倘一名股東意欲於股東週年大會中提名一名人士參選成為董事，其表示有意提名該名人士參選成為董事之通知及該名人士已簽署願意接受提名之通知須於二零零六年五月十八日或之前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

有關告退董事之簡歷詳情載於本通函附錄一。如本公司於本通函付印後方收到股東意欲於股東週年大會中提名一名人士參選成為董事之有效通知，本公司將發出一份公佈及／或補充通函以知會各股東有關該(等)新增候選人之簡歷詳情。

發行及購回證券之一般授權

分別載於股東週年大會通告第5(A)及5(B)項決議案有關配發、發行及買賣本公司證券及購回本公司證券之新一般授權(其數目分別最多為本公司於該等決

CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

執行董事：
謝錦鵬先生*(主席)*
林岱先生
馬明輝先生

獨立非執行董事：
Donald H. Straszheim博士
鄭鑄輝先生
丘忠航先生

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點：
香港
九龍
尖沙咀東
麼地道62號
永安廣場
2樓204室

敬啟者：

建議重選董事、
發行及購回證券之一般授權
及
修訂組織章程細則

緒言

本通函旨在向　閣下提供將於股東週年大會上提呈之決議案有關(i)重選董事；(ii)授予董事發行及購回本公司證券之一般授權，其數目最多分別為本公司於通過該等決議案當日之已發行股本總面值之20%及10%；及(iii)建議修訂的資料。

「建議修訂」	指	載於股東週年大會通告，擬以一項特別決議案提呈批准之對現有組織章程細則之建議修訂
「證券及期貨條例」	指	證券及期貨條例(香港法例第五百七十一章)
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具上市規則賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「%」	指	百分比

於本通函中，除文義另有所指外，下列詞語具有以下涵義：

「二零零五年年報」	指	本公司截至二零零五年十二月三十一日止年度之年度報告
「股東週年大會」	指	本公司將於二零零六年五月二十六日(星期五)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行之股東週年大會
「股東週年大會通告」	指	載於本通函末尾以召開股東週年大會之通告，通告連同本通函一併寄發
「聯繫人士」	指	具上市規則賦予之涵義
「董事會」	指	董事會
「本公司」	指	中意控股有限公司，於開曼群島註冊成立之有限公司，其證券於聯交所主板上市
「公司法」	指	開曼群島法例第22章公司法(一九六一年第三章法例，經綜合及修訂)
「關連人士」	指	具上市規則賦予之涵義
「董事」	指	本公司董事
「現有細則」	指	本公司現有組織章程細則
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年四月二十八日，即本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

責任聲明

本通函乃遵照《上市規則》規定而提供有關本集團的資料。各董事願共同及個別對本通函所載資料之準確性負全責，並經作出一切合理查詢後，確認就彼等所知及所信，並無遺漏任何事實致使本通函所載任何內容產生誤導。

目　錄

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函或對　閣下應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下之中意控股有限公司(「本公司」)之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

CHITALY HOLDINGS LIMITED

中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

建議重選董事、
發行及購回證券之一般授權
及
修訂組織章程細則

召開本公司股東週年大會(「股東週年大會」)之通告載於本通函末尾。將於股東週年大會提呈決議案，考慮並酌情通過建議重選董事，發行及購回本公司證券之一般授權為普通決議案，並通過建議修訂為特別決議案。

股東週年大會之代表委任表格亦附於本通函內。無論　閣下擬否出席股東週年大會，務請盡快根據代表委任表格所列印之指示將代表委任表格填妥及交回本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於股東週年大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席股東週年大會或任何續會，並於會上投票。

二零零六年五月三日

CHITALY HOLDINGS LIMITED

中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

代表委任表格

中意控股有限公司於二零零六年五月二十六日(星期五)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行之股東週年大會(或其任何續會)上使用之代表委任表格

本人／吾等 *(附註1)* ______________________________

(地址 ______________________________)

為本公司股本中每股面值0.10港元股份 *(附註2)* ______________________________ 股

之登記持有人，**茲委任** *(附註3)* ______________________________

或倘其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年五月二十六日(星期五)上午十時正假座香港九龍尖沙咀麼地道64號九龍香格里拉酒店舉行之股東週年大會(或其任何續會)以考慮及酌情通過載列於股東週年大會通告內之決議案，並代表本人／吾等於股東週年大會上就有關決議案依照下列指示投票，或如無作出任何指示則由本人／吾等之委任代表酌情及行使根據法例、規例及本公司之組織章程細則賦予受委代表之一切權利投票 *(附註4)*：

	普通決議案 *(附註6)*	贊成 *(附註5)*	反對 *(附註5)*
1.	省覽及通過截至二零零五年十二月三十一日止年度之經審核財務報表、董事(「董事」)會報告及核數師(「核數師」)報告。		
2.	宣派截至二零零五年十二月三十一日止年度末期股息，從本公司之股份溢價賬中支付(如有)。		
3A.	(i) 重選謝錦鵬先生為執行董事。*(附註7)*		
3A.	(ii) 重選Donald H Strazheim博士為獨立非執行董事。*(附註7)*		
3A.	(iii) 重選鄭鑄輝先生為獨立非執行董事。*(附註7)*		
3B.	授權董事會(「董事會」)釐定董事之酬金。		
4.	續聘本公司核數師並授權董事會釐定其酬金。		
5A.	批准向董事授出一般授權以購回最多為本公司已發行股本面值10%之本公司股份(「股份」)。		
5B.	批准向董事授出一般授權以發行不超過本公司已發行股本面值20%之新股份。		
5C.	批准增訂允許發行不超過本公司購回股份數目之額外股份的一般授權。		
	特別決議案 *(附註6)*		
6.	批准對本公司組織章程細則之修訂建議 *(請參閱二零零六年五月二十八日股東週年大會通告決議案第6號所刊載之建議全文)*。		

日期：二零零六年 ________ 月 ________ 日　　　　股東簽署：______________________ *(附註8)*

附註：

1. 請用正楷填上全名及地址。
2. 請填上本代表委任表格所代表以 閣下名義登記之股份數目，如未有填上數目，則本代表委任表格將被視為代表以 閣下名義登記之所有本公司股份。
3. 請在空欄內填上所欲委派代表之姓名及地址。**如沒有填寫空欄，大會主席將代表 閣下。本代表委任表格之每項更正均須由簽署人簡簽示可。**受委任代表毋須為本公司股東，但必須代表 閣下親身出席大會。
4. 有權於股東週年大會上投票之股東，可委任一名或多名代表，以代表該股東出席並投票(若僅委任一名代表，彼可參加舉手表決或投票表決；若委任兩名或更多代表，則彼等僅可參加投票表決。)
5. **重要事項：如 閣下欲投票贊成任何決議案，請於註明「贊成」之適當空格內填上「✓」號；如 閣下欲投票反對任何決議案，請於註明「反對」之適當空格內填上「✓」號。**如欲就受委任代表所代表部份股份數目作出投票，請在有關欄內註明所投票之正確股份數目以代替「✓」號。於股東週年大會之投票表決，有權投兩票或以上的股東(包括其委任代表／或若干代表)之投票無須一致。如未填寫所有空格，則 閣下之代表有權酌情投票。閣下之代表亦有權就，於會上正式提出召開大會之通告所提述之決議案以外之任何其他決議案酌情投贊成或反對票或放棄投票。
6. 特別決議案須由不少於出席同一大會的股東(包括受委任代表)所持佔本公司總投票權四分三的贊成票通過。普通決議案須由於出席同一大會的股東(包括受委任代表)所持的本公司總投票權過半數的贊成票通過。
7. 有關董事履歷詳情請參閱與本代表委任表格一起寄發的通函附錄一(重選董事)。
8. 本代表委任表格必須由 閣下或 閣下以書面正式授權的代理人簽署。如股東為公司，則必須加蓋公司印鑑或由公司負責人或其他獲正式授權代表公司的人士親筆簽署。
9. 倘屬任何股份的聯名登記持有人，則任何一名有關人士均可就有關股份親身或委派代表出席股東週年大會，猶如彼為唯一有關出席及投票者。惟倘超過一名有關聯名持有人親身或委派代表出席股東週年大會，則上述出席大會的該等人士中於本公司股東登記冊內名列首位者方有權就該等股份投票。
10. 本代表委任表格連同已簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書副本最遲須於股東週年大會或其任何續會(視情況而定)指定舉行時間48小時前送達本公司的香港股份過戶登記分處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。
11. 填妥及交回本代表委任表格後， 閣下仍可依願出席股東週年大會或其任何續會(視情況而定)，並於會上投票。倘 閣下出席股東週年大會並於會上投票，則 閣下的受委代表的授權將被撤銷。

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

FORM OF PROXY

Form of proxy for use at the annual general meeting (the "AGM") of the shareholders of Chitaly Holdings Limited (the "Company") to be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26th May, 2006 at 10:00 a.m. (and at any adjournment thereof)

I/We ____

of ____ *(Note 1)*

being the registered holder(s) of ______________________________ *(Note 2)* share(s) of

HK$0.10 each (the "Share(s)") in the share capital of the Company, HEREBY APPOINT ______________________________

of ____ *(Note 3)*

or failing him/her, the Chairman of the AGM, to act for me/us at my/our proxy *(Note 4)* at the AGM to be held at The Kowloon Shangri-la, 64 Mody Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26th May 2006 at 10:00 a.m. (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the AGM and at the said meeting (and at any adjournment thereof) to vote for me/us and on my/our behalf in respect of the said resolutions as hereinunder indicated or, if no such indication is given, as my/our proxy thinks fit and to exercise all rights conferred on proxies under law, regulation and the articles of association of the Company.

	ORDINARY RESOLUTIONS *(Note 6)*	**FOR** *(Note 5)*	**AGAINST** *(Note 5)*
1	To receive and adopt the audited financial statements and the reports of the directors ("Directors") and auditors ("Auditors") of the Company for the year ended 31st December, 2005.		
2	To declare a final dividend for the year ended 31st December, 2005, to be paid out of the share premium account of the Company if necessary.		
3A	(i) To re-elect Mr. Tse Kam Pang as an executive Director. *(Note 7)*		
3A	(ii) To re-elect Dr. Donald H. Straszheim as an independent non-executive Director. *(Note 7)*		
3A	(iii) To re-elect Mr. Chang Chu Fai Johnson Francis as an independent non-executive Director. *(Note 7)*		
3B	To authorise the board of Directors ("Board") to fix the remuneration of the Directors.		
4	To re-appoint Auditors and to authorise the Board to fix the remuneration of the Auditors.		
5A	To approve the grant of general mandate to Directors to repurchase shares ("Shares") of the Company up to 10% of the issued share capital of the Company.		
5B	To approve the grant of general mandate to Directors to issue new Shares of up to 20% of the issued share capital of the Company.		
5C	To approve the extension of the general mandate to issue additional Shares up to the number of Shares repurchased by the Company.		
	SPECIAL RESOLUTION *(Note 6)*		
6	To approve the proposed amendments to the articles of association of the Company. *(Please refer to the full text of the proposed amendments as set out in resolution No. 6 in the Notice of AGM dated 28th May 2006.)*		

Dated: ______________________ Signature: ______________________ *(Note 8)*

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of Share(s) registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Share(s) registered in your name(s).
3. Please insert the name and address of the proxy desired. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE AGM WILL ACT AS YOUR PROXY. ANY ALTERATION MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.** A proxy need not be a shareholder of the Company but must attend the AGM in person to represent you.
4. A member entitled to vote at the AGM is entitled to appoint one or proxies to attend and vote (on show of hands and on a poll if a proxy is appointed, however, if more than one proxy is appointed, by poll only) on his behalf.
5. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE PUT A TICK ("✔") IN THE BOX MARKED "FOR" BESIDE THE RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE PUT A TICK ("✔") IN THE BOX MARKED "AGAINST" BESIDE THE RESOLUTION.** If you wish to vote only part of the number of shares in respect of which the proxy is so appointed, please state the exact number of shares in lieu of tick ("✔") in the relevant box. On a poll taken at the AGM, a shareholder (including his proxy/proxies) entitled to two or more votes need not cast all his votes in the same way. Failure to complete any or all of the boxes will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution which has been properly put to the AGM other than those referred to in the notice convening the AGM.
6. Special Resolution shall be passed by an affirmative vote of not less than three-fourths of the Company's total voting shares held by the shareholders who are present at the same meeting (including proxies). Ordinary Resolution shall be passed by an affirmative vote of more than half of the Company's total voting shares held by the shareholders who are present at the same meeting (including proxies).
7. Please refer to Appendix I (Re-election of Directors) to the circular dispatched with this form of proxy for biographical particulars of the Director.
8. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorised on that corporation's behalf.
9. Where they are joint registered holders of any Share(s), any one of such persons may vote at the AGM, either in person or by proxy, in respect of such Share(s) as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the AGM in person or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share(s) shall alone be entitled to vote in respect thereof.
10. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
11. Completion and delivery of this form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof (as the case may be) if you so wish. If you attend and vote at the AGM, the authority of your proxy will be revoked.

Chitaly Holdings Limited
中意控股有限公司
(incorporated in the Cayman Islands with limited liability)

RECEIVED
2006 JUN 30 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

At the Annual General meeting (the "**Meeting**") of Chitaly Holdings Limited (the "**Company**") held at The Kowloon Shangri-La Hotel, 64 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong on Friday, 26 May 2006 at 10:00 a.m., the following business / resolutions were duly transacted / passed:

I. Ordinary business

1. The audited financial statements and reports of the directors and auditors of the Company for the year ended 31 December 2005 were adopted and approved.

2. A final dividend for the year ended 31 December 2005 was declared to be paid out of the share premium account of the Company, if necessary.

3. Each of Mr. Tse Kam Pang, Dr. Donald H. Straszheim and Mr. Chang Chu Fai Johnson, Francis was re-elected as a director of the Company and the board of directors was authorized to fix the remuneration of all directors of the Company.

4. Ernst & Young, the auditors of the Company were re-appointed and the board of directors was authorised to fix their remuneration.

II. Special business

The following resolutions were duly passed as ordinary resolutions (as enumerated in the notice of the Meeting):

5A. "**THAT**:

(a) subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly;

(d) subject to the passing of each of the paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

'Rights Issue' means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)"

5B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

5C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

The following resolution was duly passed as a special resolution (as enumerated in the notice of the Meeting):

6. "**THAT** the articles of association of the Company be and are hereby amended in the following manner:

(A) by inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "a show of hands unless" in the third sentence of the Article 66; and by deleting the full stop at the end of Article 66(d) and replacing it with a semi-colon and inserting the word "or" after the semi-colon.

Then by inserting the following wording after Article 66(d):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

(B) by deleting the second sentence of Article 68 in its entirety and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(C) by substituting the existing article 86(5) with the following new article 86(5):

"(5) Subject to any provision to the contrary in these Articles the members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement)."

(D) by substituting the existing article 87(1) with the following new article 87(1):

"(1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years."

Certified by:

Ma Ming Fai, Gary
Chairman of the Meeting
Date: 26 May 2006